Form 10KSB, Exhibit 13
period 2000-03-31
UROPLASTY INC
filed 2000-06-26
CIK 890846

                                   Exhibit 13
                        UROPLASTY, INC. AND SUBSIDIARIES

                        Consolidated Financial Statements
                             March 31, 2000 and 1999

TABLE OF CONTENTS

                                                                      Page(s)

         Independent Auditors' Report                                   F-2

         Financial Statements:

             Consolidated Balance Sheets                             F-3 - F-4

             Consolidated Statements of Operations                      F-5

             Consolidated Statements of Shareholders' Equity
             and Comprehensive Loss                                     F-6

             Consolidated Statements of Cash Flows                      F-7

         Notes to Consolidated Financial Statements                  F-8 - F-16


                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Shareholders
Uroplasty, Inc.:


We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


April 28, 2000                      KPMG  LLP
Minneapolis, MN

                        UROPLASTY, INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2000 and 1999



                                                                     2000                      1999
                                                                -------------             --------------
Assets


         Current assets:
              Cash and cash equivalents                         $   1,553,093             $    1,588,984
              Marketable securities                                   750,000                  1,503,600
              Accounts receivable, net                                954,525                    825,905
              Inventories                                             735,630                    754,813
              Other                                                   400,283                    291,136
                                                                -------------             --------------

         Total current assets                                       4,393,531                  4,964,438

         Property, plant, and equipment, net                        1,097,118                  1,228,255

         Marketable securities-long term                                    -                    761,325

         Intangible assets, net of accumulated
         amortization of $117,677 in 2000
         and $91,251 in 1999                                          108,892                    111,625
                                                                -------------             --------------

         Total assets                                           $   5,599,541             $    7,065,643
                                                                =============             ==============



                        UROPLASTY, INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2000 and 1999


                                                                     2000                      1999
                                                                ------------              -------------

Liabilities and Shareholders' Equity

         Current liabilities:
              Accounts payable                                  $    348,176              $     295,267
              Accrued liabilities:
                  Compensation and payroll taxes                     149,571                     96,379
                  Foreign sales tax                                   11,776                     78,214
                  Royalties                                           29,200                     34,400
                  Other                                              237,604                    166,342
              Current maturities - long-term debt                     49,390                     46,464
                                                                ------------              -------------

         Total current liabilities                                   825,717                    717,066

         Long-term debt - less current maturities:
              Notes payable                                          504,087                    605,362
              Capital lease obligations                               24,721                     26,486
                                                                ------------              -------------

         Total liabilities                                         1,354,525                  1,348,914
                                                                ------------              -------------

         Shareholders' equity:
              Common stock $.01 par value; 20,000,000 shares authorized,
                5,975,271 and 5,923,371 shares issued and outstanding at March
                31, 2000 and
                1999, respectively                                    59,753                     59,234
              Additional paid-in capital                           5,809,977                  5,784,045
              Retained earnings (accumulated deficit)             (1,273,557)                    75,277
              Accumulated other comprehensive loss                  (351,157)                  (196,827)
              Note receivable-shareholder                                  -                     (5,000)
                                                                ------------              -------------

         Total shareholders' equity                                4,245,016                  5,716,729
                                                                ------------              -------------

         Commitments and contingencies (note 6)

         Total liabilities and shareholders' equity             $  5,599,541              $   7,065,643
                                                                ============              =============

See accompanying notes to consolidated financial statements.

                        UROPLASTY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       Years ended March 31, 2000 and 1999



                                                                     2000                      1999
                                                                -------------             --------------

         Net sales                                              $  5,560,019              $    5,308,587
         Cost of goods sold                                        1,604,123                   1,257,057
                                                                ------------              --------------

         Gross profit                                              3,955,896                   4,051,530

         Operating expenses:
              General and administrative                           1,491,529                  1,246,997
              Research and development                             1,684,178                  1,236,855
              Selling and marketing                                2,071,547                  1,445,877
                                                                ------------              -------------
                                                                   5,247,254                  3,929,729
                                                                ------------              -------------

         Operating profit (loss)                                  (1,291,358)                   121,801

         Other income (expense):
              Interest income                                        122,825                    150,077
              Interest expense                                       (28,021)                   (37,994)
              Liquidation gain on foreign subsidiary                       -                     39,565
              Foreign currency exchange loss                        (177,386)                   (19,937)
              Other                                                        -                     (6,190)
                                                                ------------              -------------
                                                                     (82,582)                   125,521
                                                                ------------              -------------

         Net income (loss) before income taxes                    (1,373,940)                   247,322

         Income tax benefit                                          (25,106)                   (84,584)
                                                                ------------              -------------

         Net income (loss)                                      $ (1,348,834)             $     331,906
                                                                ============              =============

         Net income loss) per common share                      $      (0.23)             $        0.06
         Net income (loss) per common and potential
           common share                                         $      (0.23)             $        0.06

         Weighted average common shares outstanding:
              Basic                                                5,926,936                  5,624,625
              Diluted                                              5,926,936                  5,934,037


See accompanying notes to consolidated financial statements.

                        UROPLASTY, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                       Years ended March 31, 2000 and 1999


                                                                                                Accumulated
                                 Common Stock        Additional    Retained         Note           Other               Total
                             --------------------      Paid in     Earnings      Receivable    Comprehensive        Shareholders'
                              Shares       Amount      Capital     (Deficit)      Shareholder       Loss               Equity
                             ---------   --------    ----------    ---------     ------------  -------------       --------------

Balance at March 31, 1998    4,191,525   $ 41,915   $2,432,599    $(256,629)      $(5,000)     $(162,129)          $2,050,756

Shares cancelled                  (104)        (1)           1            -             -              -                    -

Exercise of stock options       29,000        290       14,210            -             -              -               14,500

Issuance of Common Stock
   pursuant to private
   placement, net of
   $690,241 issuance costs   1,702,950     17,030    3,337,235            -             -              -            3,354,265

Net income                           -          -            -      331,906             -              -              331,906

Unrealized loss on marketable
   securities                        -          -            -            -             -         (4,664)              (4,664)

Translation adjustment               -          -            -            -             -        (30,034)             (30,034)
                                                                                                 -------

   Total comprehensive loss                                                                      (34,698)
                            -----------  ---------  -----------   ---------        -------      --------          ----------

Balance at March 31, 1999    5,923,371     59,234    5,784,045       75,277        (5,000)      (196,827)          5,716,729


Exercise of stock options       51,900        519       25,932            -             -              -              26,451

Payment received on note
   receivable                        -          -            -            -         5,000              -               5,000

Net loss                             -          -            -   (1,348,834)            -              -          (1,348,834)

Unrealized gain on marketable
   securities                        -          -            -            -             -          4,664               4,664

Translation adjustment               -          -            -            -             -       (158,994)           (158,994)
                                                                                               ---------
   Total comprehensive loss                                                                     (154,330)
                             ---------    -------   ----------  -----------      --------     ----------        ------------

Balance at March 31, 2000    5,975,271    $59,753   $5,809,977  $(1,273,557)     $      -     $ (351,157)       $  4,245,016
                             =========    =======   ==========  ===========      ========     ==========        ============


See accompanying notes to consolidated financial statements.

                        UROPLASTY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended March 31, 2000 and 1999

                                                                                        2000              1999
                                                                                    -------------    --------------

Cash flows from operating activities:
    Net income (loss)                                                               $ (1,348,834)    $     331,906
    Adjustments to reconcile net income (loss) to net cash used in operations:
       Depreciation and amortization                                                     201,704           198,789
       Amortization of premium (discount)
          on marketable securities, net                                                   19,589            (6,328)
       Loss on disposal of assets                                                              -             2,666
       Gain on liquidation of foreign subsidiary                                               -           (39,565)
       Changes in operating assets and liabilities:
          Accounts receivable                                                           (128,620)          (59,070)
          Inventories                                                                     19,183          (460,389)
          Other current assets                                                          (109,147)         (106,508)
          Accounts payable                                                                52,909           (63,515)
          Accrued liabilities                                                             73,235           160,154
                                                                                    ------------     -------------

Net cash used in operating activities                                                 (1,219,981)          (41,860)
                                                                                    ------------     -------------

Cash flows from investing activities:
    Payments for property, plant, and equipment                                         (205,037)         (351,486)
    Proceeds from sale of equipment                                                       10,440                 -
    Payments relating to intangible assets                                               (23,693)          (37,038)
    Purchase of marketable securities                                                          -        (2,263,261)
    Sale of marketable securities                                                      1,500,000                 -
                                                                                    ------------     -------------

Net cash provided by (used in) investing activities                                    1,281,710        (2,651,785)
                                                                                    ------------     -------------

Cash flows from financing activities:
    Repayment of long-term debt                                                          (50,772)          (65,291)
    Proceeds from issuance of notes payable                                               23,923            75,007
    Net proceeds from issuance of stock                                                   26,451         3,368,765
    Payment received on note receivable                                                    5,000                 -
                                                                                    ------------     -------------

Net cash provided by financing activities                                                  4,602         3,378,481
                                                                                    ------------     -------------

Effect of exchange rates on cash and cash equivalents                                   (102,222)           14,607
                                                                                    ------------     -------------

Net increase (decrease) cash and cash equivalents                                        (35,891)          699,443

Cash and cash equivalents at beginning of year                                         1,588,984           889,541
                                                                                    ------------     -------------

Cash and cash equivalents at end of year                                            $  1,553,093     $   1,588,984
                                                                                    ============     =============

Supplemental disclosure of Cash Flow information:
    Cash paid during the year for interest                                          $     31,952     $      37,948
    Cash paid during the year for income taxes                                            54,325            81,652



Supplemental disclosure of non-cash financing and investing activities:
During the year ended March 31, 2000 the Company entered into new capital lease obligations for equipment for a total value of $24,374.

See accompanying notes to consolidated financial statements.

                        UROPLASTY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                             March 31, 2000 and 1999

1.   Summary of Significant Accounting Policies

     NATURE OF BUSINESS. Uroplasty, Inc. and subsidiaries (the "Company" or "UPI") is a manufacturer and distributor of urological and plastic surgery implantable medical devices. The primary focus of the Company's business is the marketing of an implantable device for the treatment of stress urinary incontinence and vesicoureteral reflux. Currently, all sales of the Company's products are to customers outside the United States by the Company's foreign subsidiaries.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     REVENUE RECOGNITION. The Company recognizes revenue upon shipment of product to customers. The allowance for doubtful accounts was zero and $3,682 at March 31, 2000 and 1999, respectively.

     CASH AND CASH EQUIVALENTS. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES. The Company's marketable debt securities are classified as available-for-sale and are carried at fair value.

     PATENTS. Patents are stated at cost and are amortized over six years using the straight-line method.

     INCOME TAXES. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2000 and 1999:


                                                                 2000                     1999
                                                              -----------             -----------
                           Raw materials                      $   127,169             $   126,364
                           Work-in-process                        392,341                 354,521
                           Finished goods                         216,120                 273,928
                                                              -----------             -----------

                                                              $   735,630             $   754,813
                                                              ===========             ===========

     PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2000 and 1999:


                                                                2000                    1999
                                                            ------------            ------------
                  Land                                      $    117,045            $    131,949
                  Building                                       510,327                 575,310
                  Equipment                                      998,453                 903,549
                                                            ------------            ------------

                                                               1,625,825               1,610,808
                  Less accumulated depreciation                 (528,707)               (382,553)
                                                            ------------            ------------

                                                            $  1,097,118            $  1,228,255
                                                            ============            ============

     Depreciation is provided for using both straight-line and accelerated methods over useful lives of four to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

     RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2000 and 1999:


                                                                2000                    1999
                                                            -------------           -------------

                  FDA regulatory costs                      $     589,348           $     509,390
                  Other research and development
                    costs                                       1,094,830                 727,465
                                                            -------------           -------------

                                                            $   1,684,178           $   1,236,855
                                                            =============           =============

     FOREIGN CURRENCY TRANSLATION. The financial statements of the Company's foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 "Foreign Currency Translation". Under this Statement, all assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders' equity. Foreign currency transaction gains and losses are recognized currently in net income, including unrealized gains and losses on short-term inter-company obligations using period ended exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholder' equity.

     STOCK BASED COMPENSATION. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock options. As such, compensation expense, if any, is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price.

     NET INCOME PER COMMON SHARE. Basic EPS is calculated by dividing net earnings by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other financial instruments, to common shares using the treasury stock method based upon the weighted-average fair value of the Company's common shares during the year. Reconciliations of basic and diluted average common shares outstanding are as follows:



                                                                 2000                     1999
                                                               ----------              ----------

                  Average common shares
                    outstanding                                 5,926,936               5,624,625
                  Potential common shares                               -                 309,412
                                                                ---------               ---------

                  Average common and potential
                    common shares                               5,926,936               5,934,037
                                                                =========               =========

     Options and warrants to purchase 881,662 shares of Common Stock at per share amounts ranging from $.50 to $3.56 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because net loss realized during the year would cause the potential Common Shares to have an anti-dilutive effect. The options expire from March 2000 to February 2005. During 1999 options to purchase 65,000 shares of Common Stock at per share amounts ranging from $3.19 to $3.25 per share were outstanding but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares, and were therefore had an anti-dilutive effect.

     COMPREHENSIVE INCOME. Comprehensive income consists of net income (loss), net unrealized gains (losses) on marketable securities, and the translation adjustment, and is presented in the Consolidated Statements of Shareholders' Equity and Comprehensive Loss.

2.   Marketable Securities

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security type and class of security were as follows:


                                                                     Gross            Gross
                                                                  Unrealized       Unrealized
                                                 Amortized          Holding          Holding            Fair
                                                   Cost              Gains           Losses             Value
                                                 -------------------------------------------------------------

                  Available-for-sale:
                    Corporate bonds
                      At March 31, 1999          2,269,589               -            4,664          2,264,925
                      At March 31, 2000            750,000               -               -             750,000

     Maturities of debt securities classified as available-for-sale were as follows:

                                                                             Amortized          Fair
                                                                               Cost             Value
                                                                           -----------------------------

                  Available-for-sale:
                    Due within one year                                    $ 1,504,580       $ 1,503,600
                    Due after one year through five years                      765,009           761,325
                                                                           -----------       -----------
                  At March 31, 1999                                        $ 2,269,589       $ 2,264,925
                                                                           ===========       ===========

                  Available-for-sale:
                    Due within one year                                    $   750,000       $   750,000
                    Due after one year through five years                            -                 -
                                                                           -----------       -----------
                  At March 31, 2000                                        $   750,000       $   750,000
                                                                           ===========       ===========

     Sales of marketable securities in fiscal 1999 and 2000 resulted in no gain or loss as sale represented a debt security redemption at face value.


3.   Notes Payable

     Notes payable consist of the following at March 31, 2000 and 1999:


                                                                                     2000                1999
                                                                                  -----------        -----------

                  Mortgage note, monthly payments of $2,317
                  plus variable rate interest through November
                  2017 (rate at March 31, 2000--4.9%)                              $   494,445        $   588,791

                  Note payable, monthly payments of $421 plus fixed rate
                  interest through August 2008
                  (rate until August 2003--5.6%)                                        42,495             53,611
                                                                                   -----------        -----------
                                                                                       536,940            642,402

                  Less current maturities                                               32,853             37,040
                                                                                   -----------        -----------

                                                                                  $   504,087         $   605,362
                                                                                  ============        ===========


     Future payments of long-term debt for the years ended March 31, are as follows:

                                    2001                 $    32,853
                                    2002                      32,853
                                    2003                      32,853
                                    2004                      32,853
                                    2005                      32,853
                                    Thereafter               372,675
                                                         -----------
                                                         $   536,940
                                                         ===========


4.   Capital Lease Obligations

     UPI leases various equipment under noncancelable capital leases. The leases call for aggregate monthly payments of $1,716 with various expiration dates through November 2002. Equipment includes $80,904 and $62,629 of cost and $36,254 and $22,502 of accumulated amortization as of March 31, 2000 and 1999, respectively, related to these leases.

     Future minimum capital lease payments are as follows as of March 31, 2000:

                 2001                                            $   20,594
                 2002                                                20,594
                 2003                                                 8,239
                                                                 -----------
                                                                     49,427

                 Amount representing interest                        (8,169)
                                                                 ----------

                 Present value of capital lease payments             41,258
                 Current maturities                                  16,537
                                                                 ----------

                 Obligations under capital leases less
                 current maturities                              $   24,721
                                                                 ==========


5.   Shareholders' Equity

     COMMON STOCK. On June 18, 1998, the Company completed a private placement of 1,702,950 shares of Common Stock at $2.38 per share, which resulted in net proceeds to the Company of $3,354,265.

     STOCK OPTIONS. Pursuant to the Company's two Stock Option Plans, the Company has reserved 1,800,000 shares of its Common Stock for issuance to employees, directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to three years. Options are granted at the discretion of the directors and are exercisable in amounts equal to or greater than the fair market value of the Company's Common Stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death, or disability.

     Stock option activity under these plans is summarized as follows:


                                                                                                 Weighted
                                                                                                  Average
                                                                             Shares           Exercise Price
                                                                           Outstanding           Per Share
                                                                       -----------------     -----------------

                  Balance at March 31, 1998                                  505,200             $    1.20
                    Granted                                                  108,200                  2.50
                    Exercised                                            (    29,000)                 0.50
                    Cancelled                                            (    20,200)                 3.18
                                                                         -----------             ---------

                  Balance at March 31, 1999                                  564,200                  1.42
                    Granted                                                  563,600                  2.52
                    Exercised                                            (    51,900)                 0.50
                    Cancelled                                            (    22,500)                 1.98
                                                                         -----------             ---------

                  Balance at March 31, 2000                                1,053,400             $    2.04
                                                                         ===========             =========


     The following table summarizes information concerning currently outstanding and exercisable options by price.


                                                           Outstanding                                 Exercisable
                                 ---------------------------------------------------------------       -----------

                                                           Number              Weighted Average
                                                          of Shares             Remaining Life           Number
                                  Price                  Outstanding               in Years            Exercisable
                                 ---------------------------------------------------------------       -----------


                                $   0.50                    88,800                   1.1                    88,800
                                    1.00                   241,000                   2.3                   241,000
                                    2.32                    60,000                   4.8                         -
                                    2.50                   583,600                   4.5                   100,000
                                    3.19                    10,000                   2.2                    10,000
                                    3.25                    55,000                   2.9                    55,000
                                    3.50                    15,000                   4.3                     5,000
                                                          --------                                       ---------

                                                         1,053,400                                         499,800
                                                         =========                                         =======


     WARRANTS. In connection with the June 18, 1998 private placement, warrants to purchase 150,000 shares of Common Stock were issued at an exercise price of $2.38 per share. At March 31, 2000 all of these warrants were outstanding and scheduled to expire on June 18, 2003.

     FAIR VALUE OF STOCK PLANS. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock incentive plans for employees and, accordingly, no compensation cost has been recognized in the financial statements for employee and director stock options granted under its stock option plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, Accounting for Stock-based Compensation, the Company's net income (loss) would have decreased to the pro forma amounts shown below:



                                                                             2000                1999
                                                                       -----------------    --------------
                           Net income (loss):
                              As reported                                 $  (1,348,834)       $   331,906
                              Pro forma                                   $  (1,412,557)       $   159,864

                           Net income (loss) per Common Share - basic:
                              As reported                                         (0.23)              0.06
                              Pro forma                                           (0.24)              0.03

     Pro forma net income only reflects options granted in 1996 and thereafter. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to April 1, 1995 is not considered.

     The per share weighted-average fair value of stock options granted during 2000 and 1999 was $1.49 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:



                                                                            2000                   1999
                                                                          ---------              ---------
                         Expected dividend yield                               0.0%                 0.0%
                         Risk-free interest rate                               5.9%                 5.0%
                         Expected volatility                                  89.0%               156.0%
                         Expected life, in years                               3.0                  3.0



6.   Commitments and Contingencies

     LICENSE AGREEMENT. On December 7, 1995 the Company entered into an agreement as licensee to obtain exclusive patent rights covering certain injection-related instrumentation. Under this agreement, the Company made a cash payment of approximately $30,000 to the licensor and will make royalty payments at the rate of 10% of the worldwide net sales for a period of 10 years. The aggregate amount of royalty expense recognized by the Company pursuant to such Royalty Agreement during fiscal year ended March 31, 2000 was $2,683.

     SAVINGS AND RETIREMENT PLANS. The Company sponsors various plans for eligible employees in the United States, the United Kingdom, and The Netherlands. The total contribution expense associated with these plans was $53,787 and $44,908 for the years ended March 31, 2000 and 1999, respectively.

     OPERATING LEASE COMMITMENTS. UPI leases office, warehouse, and production space under four operating leases and leases various automobiles for its European employees. Future minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:


                                    2001                                     $   379,641
                                    2002                                         281,871
                                    2003                                         151,021
                                    2004                                          10,789
                                    2005                                           6,609
                                                                             -----------
                                                                             $   829,931
                                                                             ===========


     Total rent expense paid for operating leases was $353,993 and $307,180 in 2000 and 1999, respectively.

     ROYALTIES. Under the terms of an agreement with former officers and directors of the Company, UPI pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this Agreement will continue until the patent referenced in the Agreement expires in 2010. Total expense recognized under the agreement was $199,674 and $195,355 for the years ended March 31, 2000 and 1999, respectively.

     Under the terms of a settlement agreement for a patent suit brought by a competitor in 1991, UPI is obligated to pay the plaintiff a royalty equal to five percent of the net sales of certain products in the United States, or a minimum of $50,000 per year as long as the products are being marketed abroad. Total expense recognized under the agreement was $50,000 for each of the years ended March 31, 2000 and 1999.

     LEGAL PROCEEDINGS. On July 21, 1998, the Company announced that the United States Patent and Trademark Office ("USPTO") had informed the Company that the USPTO will, as requested by the Company, initiate an interference proceeding between the Company and Advanced UroScience, Inc. ("AUI"), White Bear Lake, Minnesota, to determine which company was the first to invent carbon-coated micro beads for use in treating urinary incontinence. The USPTO had not, as of June 14, 2000, formally declared the interference proceeding.

     At such time as the interference proceeding is formally declared, it could take the USPTO twenty-four months or more to reach a final decision concerning this matter. Although the USPTO originally granted the applicable patent to AUI, the interference proceeding may result in a determination that either Uroplasty, Inc. or AUI is the proper holder, or that a patent should not have been granted. An interference proceeding, like other patent litigation, can be complex, time consuming and expensive.

     In addition, during the third quarter of fiscal 1999, the Company commenced a related lawsuit against AUI for misappropriation of trade secrets, and AUI, subsequent to December 31, 1998, brought a counterclaim against the Company with respect to such matter. In October 1999, the Company announced that the U.S. District Court for Minnesota had granted a motion by AUI to dismiss the Company's claims against AUI, which the Company has since appealed.

     As of the date of the preparation of this filing, the U.S. Court of Appeals, Eighth Circuit, has notified the Company that pursuant to the Company's request, the appeal has been transferred to the Federal Circuit.

     EMPLOYMENT AGREEMENTS. The Company has entered into Employment Agreements in fiscal 2000 with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the Agreement shall be limited to the Employee's base salary for not less than four months and not longer than twelve months after employment termination, depending on the Employee's years of service. Contemporaneously with the execution of the Employment Agreement, each of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the Employee shall not disclose confidential information, shall assign to the Company without charge all intellectual property relating to the Company's business which is created or conceived during the term of employment, shall not encourage Employees to leave the employment of the Company for any reason and shall not compete with the Company during the term of employment and for a period of eighteen months thereafter. Also in connection with the execution of these Agreements, the officers were granted varying amounts of stock options to purchase the Company's Common Stock at the fair market value at date of grant of $2.50 per share. In all cases the options are exercisable for five years or until one year after employment termination (subject to certain termination provisions), whichever date is earlier, and vest in three equal amounts on each one year anniversary date subsequent to the option grant date.


7.   Income Taxes

     The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2000 consist of the following:



                                                                            2000              1999
                                                                         -----------      -----------
                           Income tax provision:
                             Current:
                               U.S. and state                            $         -      $  (61,000)
                               Foreign                                       (25,106)        (24,000)
                                                                         -----------      ----------
                           Total income tax expense (benefit)            $   (25,106)     $  (85,000)
                                                                         ===========      ==========

     Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2000 and 1999 as follows:



                                                                            2000              1999
                                                                         -----------      -----------
                           Statutory federal income tax rate                 (34.0)%           34.0%
                           State income taxes, net of federal benefit         (1.4)           (13.3)
                           Valuation allowance increase                       36.8             71.5
                           Other permanent differences                        (2.1)          (116.5)
                           Impact of foreign operations                       (1.1)            16.1
                           Tax refund                                           -             (26.0)
                                                                       ------------      ----------
                                                                              (1.8)%          (34.2)%
                                                                       ============      ==========

     Deferred taxes as of March 31, 2000 and 1999 consist of the following:



                                                                           2000              1999
                                                                       -------------    -------------
                      Deferred tax assets:
                         Other reserves and accruals                   $      48,000    $     70,000
                         Deferred profit on intercompany sales                67,000         364,000
                         Net operating loss carryforwards                  1,808,000         984,000
                                                                       -------------    ------------
                                                                           1,923,000       1,418,000
                      Less valuation allowance                            (1,923,000)     (1,418,000)
                                                                       -------------    ------------
                                                                       $           -    $          -
                                                                       =============    ============


     At March 31, 2000 the Company had U.S. net operating loss carryforwards
     (NOL) of approximately $3,915,000 for U.S. income tax purposes, which begin to expire in 2012, and a Dutch NOL of approximately $924,000 of which $822,000 carries forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

     A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". The deferred tax assets and related valuation allowance increased by $505,000 from 1999 to 2000. The majority of the increase in the valuation allowance consists of $821,000 in deferred taxes for net operating losses generated by operations in the United States.


8.   Business Segment Information

     The Company sells Macroplastique and the related ancillary products for use in augmenting soft tissues for the purpose of treating urinary incontinence and vesicoureteral reflux. At this time, sales are only made outside the United States because the Company does not have regulatory approval to market its product in the United States. The Company's current objectives are to focus on sales growth and market penetration of Macroplastique in the European market for urinary incontinence and vesicoureteral reflux treatment, and to continue the U.S. regulatory process for submission of Macroplastique as a treatment for female stress urinary incontinence. The Company also sells the Macroplastique product in a different configuration for plastic surgery applications under the name Bioplastique in limited markets. In addition, the Company has been selling some specialized wound care products in The Netherlands and United Kingdom as a distributor. The Macroplastique product line accounts for 92% and 93% of total sales during the fiscal years ended March 31, 2000 and 1999, respectively.

     Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

     During fiscal 2000 and fiscal 1999 no customer exceeded 10% of the Company's net sales.

Information regarding operations in different geographies for the years ended March 31, 2000 and 1999 is as follows:




                             United            The            United                        Adjustments
                             States        Netherlands        Kingdom        Canada      and eliminations    Consolidated
                           ----------------------------------------------------------------------------------------------

Fiscal 2000

Sales to unaffiliated
customers                  $          -   $  5,579,017      $  2,059,671   $  50,489      $  (2,129,158)    $  5,560,019

Long-lived assets
at March 31, 2000          $  1,546,024   $    920,016      $     13,507   $   8,047      $  (1,281,584)    $  1,206,010

Fiscal 1999

Sales to unaffiliated
customers                  $          -   $  5,670,347      $  2,336,981   $       -      $  (2,698,741)    $  5,308,587

Long-lived assets
at March 31, 1999          $    271,190   $  1,043,006      $     25,684   $       -      $           -     $  1,339,880
