Form 10KSB40, Exhibit 13
period 2001-03-31
UROPLASTY INC
filed 2001-06-15
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Consolidated Financial Statements
March 31, 2001 and 2000

Page(s)
Independent Auditors’ Report	F-2

Financial Statements:

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 – F-17

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Uroplasty, Inc.:

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May 2, 2001                                                                                 KPMG LLP

Minneapolis, MN

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2001 and 2000

	2001	2000

Assets
Current assets:

Cash and cash equivalents	$1,012,397	$1,553,093

Marketable securities	—	750,000

Accounts receivable, net	983,450	954,525

Inventories	752,436	735,630

Other	258,997	400,283

Total current assets	3,007,280	4,393,531

Property, plant, and equipment, net	902,189	1,097,118

Intangible assets, net of accumulated amortization of $145,021 in 2001 and $117,677 in 2000	101,232	108,892

Total assets	$4,010,701	$5,599,541

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2001 and 2000

	2001	2000

Liabilities and Shareholders’ Equity
Current liabilities:

Accounts payable	$213,288	$348,176

Accrued liabilities:

Compensation and payroll taxes	141,708	149,571

Foreign sales tax	55,502	11,776

Royalties	30,960	29,200

Other	365,827	237,604

Current maturities – long-term debt	46,557	49,390

Total current liabilities	853,842	825,717

Long-term debt – less current maturities:

Notes payable	431,381	504,087

Capital lease obligations	6,954	24,721

Total liabilities	1,292,177	1,354,525

Shareholders’ equity:

Common stock $.01 par value; 20,000,000 shares authorized, 6,041,071 and 5,975,271 shares issued and outstanding at March 31, 2001 and 2000, respectively	60,411	59,753

Additional paid-in capital	5,999,398	5,809,977

Accumulated deficit	(2,954,456)	(1,273,557)

Accumulated other comprehensive loss	(386,829)	(351,157)

Total shareholders’ equity	2,718,524	4,245,016

Commitments and contingencies (note 6) Total liabilities and shareholders’ equity	$4,010,701	$5,599,541

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2001 and 2000

	2001	2000

Net sales	$5,668,483	$5,560,019

Cost of goods sold	1,313,183	1,604,123

Gross profit	4,355,300	3,955,896

Operating expenses
General and administrative	1,389,943	1,491,529

Research and development	2,150,177	1,684,178

Selling and marketing	2,185,809	2,071,547

	5,725,929	5,247,254

Operating loss	(1,370,629)	(1,291,358)

Other income (expense)
Interest income	54,617	122,825

Interest expense	(27,335)	(28,021)

Foreign currency exchange loss	(336,958)	(177,386)

Other	(594)	—

	(310,270)	(82,582)

Net loss before income taxes	(1,680,899)	(1,373,940)

Income tax benefit	—	(25,106)

Net loss	$(1,680,899)	$(1,348,834)

Net loss per common share	$(0.28)	$(0.23)

Net loss per common and potential common share	$(0.28)	$(0.23)

Weighted average common shares outstanding:

Basic	5,990,051	5,926,936

Diluted	5,990,051	5,926,936

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Years ended March 31, 2001 and 2000

				Retained
			Additional	Earnings
	Common Stock	Common Stock	Paid-in	(Accumulated
	Shares	Amount	Capital	Deficit)

Balance at March 31, 1999	5,923,371	$59,234	$5,784,045	$75,277

Exercise of stock options	51,900	519	25,932	—

Payment received on note receivable	—	—	—	—

Net loss	—	—	—	(1,348,834)

Unrealized gain on marketable securities	—	—	—	—

Translation adjustment	—	—	—	—

Total comprehensive loss

Balance at March 31, 2000	5,975,271	59,753	5,809,977	(1,273,557)

Exercise of stock options	65,800	658	32,242	—

Stock based consulting and compensation expense	—	—	157,179	—

Net loss	—	—	—	(1,680,899)

Translation adjustment	—	—	—	—

Total comprehensive loss

Balance at March 31, 2001	6,041,071	$60,411	$5,999,398	$(2,954,456)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated
	Note	Other	Total
	Receivable	Comprehensive	Shareholders'
	Shareholder	Loss	Equity

Balance at March 31, 1999	$(5,000)	$(196,827)	$5,716,729

Exercise of stock options	—	—	26,451

Payment received on note receivable	5,000	—	5,000

Net loss	—	—	(1,348,834)

Unrealized gain on marketable securities	—	4,664)	4,664

Translation adjustment	—	(158,994)	(158,994)

Total comprehensive loss			(1,503,164)

Balance at March 31, 2000	—	(351,157)	4,245,016

Exercise of stock options	—	—	32,900

Stock based consulting and compensation expense	—	—	157,179

Net loss	—	—	(1,680,899)

Translation adjustment	—	(35,672)	(35,672)

Total comprehensive loss			(1,716,571)

Balance at March 31, 2001	$—	$(386,829)	$2,718,524

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001 and 2000

	2001	2000

Cash flows from operating activities:

Net loss	$(1,680,899)	$(1,348,834)

Adjustments to reconcile net loss to net cash used in operations:

Depreciation and amortization	171,955	201,704

Amortization of premium and discounts on marketable securities, net	—	19,589

Stock-based consulting expense	37,186	—

Stock-based compensation expense	119,993	—

Changes in operating assets and liabilities:

Accounts receivable	(28,925	(128,620)

Inventories	(16,806	19,183

Other current assets	141,880	(109,147)

Accounts payable	(134,888	52,909

Accrued liabilities	165,846	73,235

Net cash used in operating activities	(1,224,658)	(1,219,981)

Cash flows from investing activities:

Payments for property, plant and equipment	(69,423)	(205,037)

Proceeds from sale of property, plant and equipment	200)	10,440

Payments relating to intangible assets	(19,684)	(23,693)

Redemption of marketable securities	750,000	1,500,000

Net cash provided by investing activities	661,093	1,281,710

Cash flows from financing activities:

Repayment of long-term debt	(47,328)	(50,772)

Proceeds from issuance of notes payable	—	23,923

Net proceeds from issuance of stock	32,900	26,451

Payment received on note receivable	—	5,000

Net cash (used in) provided by financing activities	(14,428)	4,602

Effect of exchange rates on cash and cash equivalents	37,297	(102,222)

Net decrease in cash and cash equivalents	(540,696)	(35,891)

Cash and cash equivalents at beginning of year	1,553,093	1,588,984

Cash and cash equivalents at end of year	$1,012,397	$1,553,093

Supplemental disclosure of Cash Flow information:

Cash paid during the year for interest	$30,663	$31,952

Cash paid during the year for income taxes	—	54,325

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2001 and 2000

1. Summary of Significant Accounting Policies

Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company” or “UPI”) is a manufacturer and distributor of urological and plastic surgery implantable medical devices. The primary focus of the Company’s business is the marketing of an implantable device for the treatment of stress urinary incontinence and vesicoureteral reflux. Currently, all sales of the Company’s products are to customers outside the United States by the Company’s foreign subsidiaries.

The Company incurred losses of $1,680,899 and $1,348,834 and generated negative cash flows from operating activities of $1,224,658 and $1,219,981 for the years ended March 31, 2001 and 2000, respectively.

The Company is currently selling its products outside of the United States and is undertaking clinical trials in the United States. Based on the Company’s current plans, it is anticipated that the Company will launch its products in the US after obtaining FDA approval. Completing clinical trials and obtaining FDA approval is a costly and time consuming process. To conserve cash the Company reduced its work force during the year ended March 31, 2001. Management believes that this work force reduction combined with the Company’s ability to manage cash, if required, through a less aggressive clinical trial schedule should provide adequate cash flows to fund the Company’s obligations through mid 2002. In the event the Company were not to generate adequate cash flows from operations or financing activities, the Company’s US market launch could be delayed. Ultimately, the Company will need to achieve profitability and positive cash flows from operations or obtain additional debt or equity financing to fund its operations.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. The allowance for doubtful accounts was zero at both March 31, 2001 and 2000. The Company is in compliance with SAB No. 101 and its adoption did not to have any impact on net loss or stockholders’ equity.

Restructuring Costs. In order to reduce costs, thirteen positions worldwide were canceled in the fourth quarter of fiscal 2001, either by terminating employment agreements or attrition. Two manufacturing positions were eliminated, three administrative positions, four positions in research and development and four sales and marketing positions. An increased focusing on the Company’s goals and increased efficiencies should streamline the operations. No activities will be discontinued. The total severance payments recorded in the fourth quarter fiscal 2001 for terminated employees were $178,249. Substantially all termination obligations were paid in fiscal 2001.

Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities. The Company’s marketable debt securities are classified as available-for-sale and are carried at fair value.

Patents. Patents are stated at cost and are amortized over six years using the straight-line method.

Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Due to historical net losses of the Company a valuation allowance is established to offset the net deferred tax asset.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2001 and 2000:

	2001	2000

Raw materials	$82,827	$127,169

Work-in-process	337,077	392,341

Finished goods	332,532	216,120

	$752,436	$735,630

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2001 and 2000:

	2001	2000

Land	$107,136	$117,045

Building	467,123	510,327

Equipment	992,934	998,453

	1,567,193	1,625,825

Less accumulated depreciation	(665,004)	(528,707)

	$902,189	$1,097,118

Depreciation is provided for using both straight-line and accelerated methods over useful lives of four to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2001 and 2000:

	2001	2000

FDA regulatory costs	$703,985	$589,348

Other research and development costs	1,446,192	1,094,830

	$2,150,177	$1,684,178

Foreign Currency Translation. The financial statements of the Company’s foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation”. Under this Statement, all assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the Statement of Operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholders’ equity.

Stock-Based Compensation. The Company applies the intrinsic-value method to account for employee stock based compensation. As such, compensation expense, if any, is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. For non-employees the Company uses the fair-value method.

Reconciliation of Earnings and Share Amounts Used in EPS Calculation. Basic loss per common share is calculated by dividing net loss by the weighted-average common shares outstanding during the period. Diluted loss per common share for the fiscal years ended March 31, 2001 and 2000 was calculated using the treasury-stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive potential common shares.

	Basic loss		Diluted loss
	per share	Effect of	per share
	to common	dilutive	to common
	shareholders	securities	shareholders

Year ended:

March 31, 2001

Net loss	$(1,680,899)	—	$(1,680,899)

Shares	5,990,051	—	5,990,051

Per share amount	$(0.28)	—	$(0.28)

Year ended:

March 31, 2000

Net loss	$(1,348,834)	—	$(1,348,834)

Shares	5,926,936	—	5,926,936

Per share amount	$(0.23)	—	$(0.23)

Options and warrants to purchase 1,199,200 shares of common stock at per share amounts ranging from $.50 to $3.50 per share were outstanding during 2001 but were not included in the computation of diluted earnings per share because net loss realized during the year would cause the potential common shares to have an anti-dilutive effect. The options expire from April 2001 to June 2006. During 2000 options and warrants to purchase 881,662 shares of common stock at per share amounts ranging from $.50 to $3.56 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because net loss realized during the year would cause the potential common shares to have an anti-dilutive effect.

New Accounting Pronouncements. Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137, is effective for the Company as of April 1, 2001. The Company has evaluated SFAS No. 133 and determined that the pronouncement will not impact the Company’s consolidated financial statements.

2. Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security type and class of security were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

Available-for-sale:

Corporate bonds

At March 31, 2000	$750,000	—	—	750,000

At March 31, 2001	—	—	—	—

Sales of marketable securities in fiscal 2000 and 2001 resulted in no gain or loss as sale represented a debt security redemption at face value.

3. Notes Payable

Notes payable consist of the following at March 31, 2001 and 2000:

	2001	2000

Mortgage note, monthly payments of $2,121 plus variable rate interest through November

2017 (rate at March 31, 2001—5.6%)	$427,178	$494,445

Note payable, monthly payments of $385 plus fixed rate interest through August 2008

(rate until August 2003—5.6%)	34,277	42,495

	461,455	536,940

Less current maturities	30,074	32,853

	$431,381	$504,087

Future payments of long-term debt for the years ended March 31, are as follows:

2002	$30,074

2003	30,074

2004	30,074

2005	30,074

2006	30,074

Thereafter	311,085

$461,455

4. Capital Lease Obligations

The Company leases various equipment under noncancelable capital leases. The leases call for aggregate monthly payments of $1,613 with various expiration dates through November 2002. Equipment includes $71,225 and $74,619 of cost and $43,324 and $31,331 of accumulated amortization as of March 31, 2001 and 2000, respectively, related to these leases.

Future minimum capital lease payments are as follows as of March 31, 2001:

2002	$19,351

2003	7,825

27,176

Amount representing interest	(3,741)

Present value of capital lease payments	23,437

Current maturities	16,483

Obligations under capital leases less current maturities	$6,954

5. Shareholders’ Equity

Stock Options. Pursuant to the Company’s two stock option plans, the Company has reserved 1,800,000 shares of its Common Stock for issuance to employees, directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to three years. Options are granted at the discretion of the directors and are exercisable in amounts equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death, or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		Average
	Shares	Exercise Price
	Outstanding	Per Share

Balance at March 31, 1999	564,200	$1.42

Granted	563,600	2.52

Exercised	(51,900)	0.50

Cancelled	(22,500)	1.98

Balance at March 31, 2000	1,053,400	2.04

Granted	197,000	1.51

Exercised	(65,800)	0.50

Cancelled	(135,400)	2.38

Balance at March 31, 2001	1,049,200	$1.99

The following table summarizes information concerning currently outstanding and exercisable options by price.

Outstanding			Exercisable

		Weighted
		Average
	Number	Remaining
	of Shares	Life in	Number
Price	Outstanding	Years	Exercisable

$0.50	95,000	3.26	95,000

1.00	241,000	1.29	241,000

1.75	10,000	4.33	10,000

2.25	105,000	4.30	35,000

2.32	60,000	3.83	20,000

2.50	458,200	3.36	215,469

3.19	10,000	1.42	10,000

3.25	55,000	1.84	55,000

3.50	15,000	4.25	10,000

	1,049,200		691,469

Warrants. In connection with the June 18, 1998 private placement, warrants to purchase 150,000 shares of common stock were issued at an exercise price of $2.38 per share. At March 31, 2001 all of these warrants were outstanding and scheduled to expire on June 18, 2003.

Stock Option Plans. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock incentive plans for employees and, accordingly, no compensation cost has been recognized in the financial statements for employee and director stock options granted under its stock option plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, Accounting for Stock-Based Compensation, the Company’s net loss would have decreased to the pro forma amounts shown below:

	2001	2000

Net loss:

As reported	$(1,680,899)	$(1,348,834)

Pro forma	$(1,954,978)	$(1,412,557)

Net loss per common share – basic:

As reported	(0.28)	(0.23)

Pro forma	(0.33)	(0.24)

Pro forma net loss only reflects options granted in 1996 and thereafter. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options’ vesting period and compensation cost for options granted prior to April 1, 1995 is not considered.

The per share weighted-average fair value of stock options granted during 2001 and 2000 was $1.62 and $1.49, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000

Expected dividend yield	0.00%	0.00%

Risk-free interest rate	6.10%	5.90%

Expected volatility	89.00%	89.00%

Expected life, in years	5.00	3.00

6. Commitments and Contingencies

License Agreement. In December 1995, the Company obtained a license from a British surgeon, which became superseded by a subsequent Agreement entered into by the parties in October 1998. Pursuant to this subsequent Agreement, the Company received an absolute assignment of a patent relating to the Macroplastique Implantation System in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during fiscal year ended March 31, 2001 and March 31, 2000 was $20,105 and $2,683, respectively.

Savings and Retirement Plans. The Company sponsors various plans for eligible employees in the United States, the United Kingdom, and The Netherlands. The total contribution expense associated with these plans was $124,692 and $53,787 for the years ended March 31, 2001 and 2000, respectively.

Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. Future minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2002	$275,281

2003	148,239

2004	18,786

2005	5,911

$448,217

Total rent expense paid for operating leases was $362,684 and $353,993 in 2001 and 2000, respectively.

Royalties. Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $179,403 and $196,991 for the years ended March 31, 2001 and 2000, respectively.

Under the terms of a settlement agreement for a patent suit brought by a competitor in 1991, UPI is obligated to pay the plaintiff a royalty equal to five percent of the net sales of certain products in the United States, or a minimum of $50,000 per year as long as the products are being marketed abroad. Total expense recognized under the agreement was $50,000 for each of the years ended March 31, 2001 and 2000.

Legal Proceedings. On July 21, 1998, the Company announced that the United States Patent and Trademark Office (“USPTO”) had informed the Company that the USPTO will, as requested by the Company, initiate an interference proceeding (“the Interference Proceeding”) between the Company and Carbon Medical Technologies, Inc. (“CMT”), formerly Advanced UroScience, Inc., White Bear Lake, Minnesota, to determine which company was the first to invent pyrolytic carbon-coated micro beads for use in treating urinary incontinence. The USPTO has not, as of June 14, 2001, formally declared the Interference Proceeding.

At such time as the Interference Proceeding is formally declared, it could take the USPTO twenty-four months or more to reach a final decision concerning this matter. Although the USPTO originally granted the applicable patent to CMT, the Interference Proceeding may result in a determination that either Uroplasty, Inc. or CMT is the proper holder, or that a patent should not have been granted. An interference proceeding, like other patent litigation, can be complex, time consuming and expensive.

Later in 1998, the Company commenced a related lawsuit against CMT for misappropriation of trade secrets (“Misappropriation Lawsuit”) pertaining to the pyrolytic carbon-coated micro beads, among other things. CMT, subsequent to December 31, 1998, brought a counterclaim against the Company with respect to such matter. In October 1999, the

Company announced that the U.S. District Court for Minnesota had granted a motion by CMT to dismiss the Misappropriation Lawsuit, which the Company appealed.

Subsequently, the U.S. Court of Appeals, Eighth Circuit, notified the Company that pursuant to the Company’s request, the Company’s appeal was transferred to the Federal Circuit, and in May 2000 the Company filed its appeal of the District Court’s order granting summary judgment with the U.S. Court of Appeals for the Federal Circuit.

In February 2001, the United States Court of Appeals for the Federal Circuit (the “Circuit Court”) granted the Company’s appeal of the dismissal of the Misappropriation Lawsuit. The Circuit Court vacated the dismissal by the U.S. District Court for Minnesota due to lack of jurisdiction and remanded the case; a motion to dismiss the Misappropriation Lawsuit brought by CMT is now pending in Ramsey County District Court in Minnesota.

Employment Agreements. The Company has entered into employment agreements in fiscal 2000 with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the agreement shall be limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of the employment agreement, each of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the Employee shall not disclose confidential information, shall assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, shall not encourage Employees to leave the employment of the Company for any reason and shall not compete with the Company during the term of employment and for a period of eighteen months thereafter. Also in connection with the execution of these Agreements, the officers were granted varying amounts of stock options to purchase the Company’s common stock at the fair market value at date of grant of $2.50 per share. In all cases the options are exercisable for five years or until one year after employment termination (subject to certain termination provisions), whichever date is earlier, and vest in three equal amounts on each one year anniversary date subsequent to the option grant date.

7. Income Taxes

The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2001 consist of the following:

	2001	2000

Income tax provision:

Current:

U.S. and state	$—	$—

Foreign	—	(25,106)

Total income tax expense (benefit)	$—	$(25,106)

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2001 and 2000 as follows:

	2001	2000

Statutory federal income tax rate	(34.0)%	(34.0)%

State income taxes, net of federal benefit	(1.4)	(1.4)

Valuation allowance increase	34.9	36.8

Other permanent differences	1.6	(2.1)

Impact of foreign operations	(1.1)	(1.1)

	—%	(1.8)%

Deferred taxes as of March 31, 2001 and 2000 consist of the following:

	2001	2000

Deferred tax assets:

Other reserves and accruals	$56,000	$48,000

Deferred profit on intercompany sales	67,000	67,000

Net operating loss carryforwards	2,387,000	1,808,000

	2,510,000	1,923,000

Less valuation allowance	(2,510,000	(1,923,000)

	$—	$—

At March 31, 2001 the Company had U.S. net operating loss carryforwards (NOL) of approximately $4,713,000 for U.S. income tax purposes, which begin to expire in 2012, and foreign NOL’s of approximately $1,736,000 of which $1,634,000 carries forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax assets and related valuation allowance increased by $587,000 from 2000 to 2001.

8. Business Segment Information

The Company sells Macroplastique and the related ancillary products for use in augmenting soft tissues for the purpose of treating urinary incontinence and vesicoureteral reflux. At this time, sales are only made outside the United States because the Company does not have regulatory approval to market its product in the United States. The Company’s current objectives are to focus on sales growth and market penetration of Macroplastique in the European market for urinary incontinence and vesicoureteral reflux treatment, and to continue the U.S. regulatory process for submission of Macroplastique as a treatment for female stress urinary incontinence. The Company also sells the Macroplastique product in a different configuration for plastic surgery applications under the name Bioplastique in limited markets. In addition, the Company has been selling some specialized wound care products in The Netherlands and United Kingdom as a distributor. The Macroplastique product line accounts for 92% of total sales during both the fiscal years ended March 31, 2001 and 2000.

Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

During fiscal 2001 and fiscal 2000 no customer exceeded 10% of the Company’s net sales.

Information regarding operations in different geographies for the years ended March 31, 2001 and 2000 is as follows:

	United	The	United		Adjustments
	States	Netherlands	Kingdom	Canada	and eliminations	Consolidated

Fiscal 2001

Sales to unaffiliated customers	$—	$4,830,745	$2,168,680	$71,829	$(1,402,771)	$5,668,483

Long-lived assets at March 31, 2001	$1,520,215	$758,308	$6,482	$—	$(1,281,584)	$1,003,42

Fiscal 2000

Sales to unaffiliated customers	$—	$5,579,017	$2,059,671	$50,489	$(2,129,158)	$5,560,019

Long-lived assets at March 31, 2000	$1,546,024	$920,016	$13,507	$8,047	$(1,281,584)	$1,206,010