Form 10KSB40/A, Exhibit 13
period 2001-03-31
UROPLASTY INC
filed 2002-02-19
CIK 890846

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

May 2, 2001 Minneapolis, Minnesota	KPMG LLP

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2001 and 2000

	2001	2000

Assets
Current assets:
Cash and cash equivalents	$1,012,397	$1,553,093
Marketable securities	—	750,000
Accounts receivable, net	983,450	954,525
Inventories	752,436	735,630
Other	258,997	400,283

Total current assets	3,007,280	4,393,531
Property, plant, and equipment, net	902,189	1,097,118
Intangible assets, net of accumulated Amortization of $145,021 in 2001 and $117,677 in 2000	101,232	108,892

Total assets	$4,010,701	$5,599,541

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2001 and 2000

	2001	2000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$213,288	$348,176
Accrued liabilities:
Compensation and payroll taxes	141,708	149,571
Foreign sales tax	55,502	11,776
Royalties	30,960	29,200
Other	365,827	237,604
Current maturities — long-term debt	46,557	49,390

Total current liabilities	853,842	825,717
Long-term debt — less current maturities:
Notes payable	431,381	504,087
Capital lease obligations	6,954	24,721

Total liabilities	1,292,177	1,354,525

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,041,071 and 5,975,271 shares issued and outstanding at March 31, 2001 and 2000, respectively	60,411	59,753
Additional paid-in capital	5,999,398	5,809,977
Accumulated deficit	(2,954,456)	(1,273,557)
Accumulated other comprehensive loss	(386,829)	(351,157)

Total shareholders’ equity	2,718,524	4,245,016

Commitments and contingencies (note 6) Total liabilities and shareholders’ equity	$4,010,701	$5,599,541

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

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Years ended March 31, 2001 and 2000

				Retained		Accumulated
			Additional	Earnings	Note	Other	Total
	Common Stock	Common Stock	Paid-in	(Accumulated	Receivable	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit)	Shareholder	Loss	Equity

Balance at March 31, 1999	5,923,371	$59,234	$5,784,045	$75,277	$(5,000)	$(196,827)	$5,716,729
Exercise of stock options	51,900	519	25,932	—	—	—	26,451
Payment received on note receivable	—	—	—	—	5,000	—	5,000
Net loss	—	—	—	(1,348,834)	—	—	(1,348,834)
Unrealized gain on marketable securities	—	—	—	—	—	4,664	4,664
Translation adjustment	—	—	—	—	—	(158,994)	(158,994)

Total comprehensive loss							(1,503,164)

Balance at March 31, 2000	5,975,271	59,753	5,809,977	(1,273,557)	—	(351,157)	4,245,016
Exercise of stock options	65,800	658	32,242	—	—	—	32,900
Non-employee stock based consulting and compensation expense	—	—	157,179	—	—	—	157,179
Net loss	—	—	—	(1,680,899)	—	—	(1,680,899)
Translation adjustment	—	—	—	—	—	(35,672)	(35,672)

Total comprehensive loss							(1,716,571)

Balance at March 31, 2001	6,041,071	$60,411	$5,999,398	$(2,954,456)	$—	$(386,829)	$2,718,524

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001 and 2000

	2001	2000

Cash flows from operating activities:
Net loss	$(1,680,899)	$(1,348,834)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	171,955	201,704
Amortization of premium and discounts on marketable securities, net	—	19,589
Stock-based consulting expense	37,186	—
Stock-based compensation expense	119,993	—
Changes in operating assets and liabilities:
Accounts receivable	(28,925)	(128,620)
Inventories	(16,806)	19,183
Other current assets	141,880	(109,147)
Accounts payable	(134,888)	52,909
Accrued liabilities	165,846	73,235

Net cash used in operating activities	(1,224,658)	(1,219,981)

Cash flows from investing activities:
Payments for property, plant and equipment	(69,423)	(205,037)
Proceeds from sale of property, plant and equipment	200	10,440
Payments relating to intangible assets	(19,684)	(23,693)
Redemption of marketable securities	750,000	1,500,000

Net cash provided by investing activities	661,093	1,281,710

Cash flows from financing activities:
Repayment of long-term debt	(47,328)	(50,772)
Proceeds from issuance of notes payable	—	23,923
Net proceeds from issuance of stock	32,900	26,451
Payment received on note receivable	—	5,000

Net cash (used in) provided by financing activities	(14,428)	4,602

Effect of exchange rates on cash and cash equivalents	37,297	(102,222)

Net decrease in cash and cash equivalents	(540,696)	(35,891)
Cash and cash equivalents at beginning of year	1,553,093	1,588,984

Cash and cash equivalents at end of year	$1,012,397	$1,553,093

Supplemental disclosure of Cash Flow information:
Cash paid during the year for interest	$30,663	$31,952
Cash paid during the year for income taxes	—	54,325

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

The Company is currently selling its products outside of the United States and is undertaking IDE clinical trials in the United States. Based on the Company’s current plans, it is anticipated that the Company will launch its products in the U.S. after obtaining FDA approval. Completing clinical trials and obtaining FDA approval is a costly and time-consuming process. To conserve cash, the Company reduced its work force during the year ended March 31, 2001. Management believes that this work force reduction combined with the Company’s ability to manage cash, if required, through a less aggressive clinical trial schedule should provide adequate cash flows to fund the Company’s obligations through mid 2002. In the event the Company were not to generate adequate cash flows from operations or financing activities, the Company’s U.S. market launch could be delayed. Ultimately, the Company will need to achieve profitability and positive cash flows from operations or obtain additional debt or equity financing to fund its operations.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions or Company installation obligations. The Company’s sells to distributors who sell to other distributors and end users. Sales to distributors were $3,300,000 and $3,100,000 in fiscal 2001 and 2000, respectively, or 58% and 56%, respectively, of net sales. Distributor sales are recognized upon shipment. Distributor payment terms range from prepayment to 60 days and are not contingent on the distributor selling the product to other distributors or end users. Distributors do not have the right to return unsold product to the Company except for warranty claims. The Company offers customary product warranties, which are not significant. The allowance for doubtful accounts for distributors was zero at both March 31, 2001 and 2000.

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

New Accounting Pronouncements. Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137, is effective for the Company as of April 1, 2001. The Company has evaluated SFAS No. 133 and determined that the pronouncement will not impact the Company’s consolidated financial statements.

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
Net loss per common share — basic:
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

Employment Agreements. The Company has entered into employment agreements in fiscal 2000 with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the agreement shall be limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of the employment agreement, each of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the Employee shall not disclose confidential information, shall assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, shall not encourage Employees to leave the employment of the Company for any reason and shall not compete with the Company during the term of employment and for a period of eighteen months thereafter. Also in connection with the execution of these Agreements, the officers were granted varying amounts of stock options to purchase the Company’s common stock at the fair market value at date of grant of $2.50 per share. In all cases the options are exercisable for five years or until one year after employment termination (subject to certain termination provisions), whichever date is earlier, and vest in three equal amounts on each one-year anniversary date subsequent to the option grant date.

7. Income Taxes

The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2001 consist of the following:

	2001	2000

Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	—	(25,106)

Total income tax expense (benefit)	$—	$(25,106)

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2001 and 2000 as follows:

	2001	2000

Statutory federal income tax rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(1.4)%	(1.4)%
Valuation allowance increase	34.9%	36.8%
Other permanent differences	1.6%	(2.1)%
Impact of foreign operations	(1.1)%	(1.1)%

	—%	(1.8)%

Deferred taxes as of March 31, 2001 and 2000 consist of the following:

	2001	2000

Deferred tax assets:
Other reserves and accruals	$56,000	$48,000
Deferred profit on intercompany sales	67,000	67,000
Net operating loss carryforwards	2,387,000	1,808,000

	2,510,000	1,923,000
Less valuation allowance	(2,510,000)	(1,923,000)

	$—	$—

At March 31, 2001 the Company had U.S. net operating loss carryforwards (NOL) of approximately $4,713,000 for U.S. income tax purposes, which begin to expire in 2012 through 2032, and foreign NOL’s of approximately $1,736,000 of which approximately $1,634,000 carries forward indefinitely and approximately $102,000 begin to expire in 2002 through 2011. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

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

8. Restructuring Activities

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

There are no restructuring related cash obligations remaining as of March, 31, 2001 other than the employee accruals noted above.

9. Termination Distribution Agreement

In order to establish distribution in France with a prominent urology organization, the Company entered into an agreement to terminate the distribution of its products in France by its then existing distributor. Under the terms of the negotiated early termination, the Company agreed to compensate the distributor for lost profits as provided by French law, as well as for agreements not to compete or disclose information for a limited period of time and to provide information and assistance in transitioning business to the new distributor. Payments totaling approximately $288,000 will be made by the Company in fourteen equal monthly payments beginning in January 2001. The total amount of payments will be recorded as a liability and corresponding expense in the Company’s consolidated financial statements in the fourth quarter of fiscal 2001 ending on March 31, 2001.

10. Business Segment Information

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

Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

During fiscal 2001 and fiscal 2000 no customer exceeded 10% of the Company’s net sales.

Information regarding operations in different geographies for the years ended March 31, 2001 and 2000 is as follows:

	United	The	United		Adjustments
	States	Netherlands	Kingdom	Canada	and Eliminations	Consolidated

Fiscal 2001
Sales to unaffiliated customers	$—	$4,830,745	$2,168,680	$71,829	$(1,402,771)	$5,668,483
Long-lived assets at March 31, 2001	$1,520,215	$758,308	$6,482	$—	$(1,281,584)	$1,003,421
Fiscal 2000
Sales to unaffiliated customers	$—	$5,579,017	$2,059,671	$50,489	$(2,129,158)	$5,560,019
Long-lived assets at March 31, 2000	$1,546,024	$920,016	$13,507	$8,047	$(1,281,584)	$1,206,010