Form 10KSB, Exhibit 13
period 2002-03-31
UROPLASTY INC
filed 2002-06-28
CIK 890846

EXHIBIT 13

UROPLASTY, INC. AND SUBSIDIARIES

Consolidated Financial Statements
March 31, 2002 and 2001

TABLE OF CONTENTS

Page(s)
Independent Auditors’ Report	24
Financial Statements:
Consolidated Balance Sheets	25 - 26
Consolidated Statements of Operations	27
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	28
Consolidated Statements of Cash Flows	29
Notes to Consolidated Financial Statements	30 - 38

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Uroplasty, Inc.:

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota May 6, 2002, except as to note 4 which is as of May 13, 2002

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$1,046,121	1,012,397
Accounts receivable, net	845,431	983,450
Inventories	632,102	752,436
Deferred offering costs	112,544	—
Other	130,518	258,997

Total current assets	2,766,716	3,007,280
Property, plant, and equipment, net	764,855	902,189
Intangible assets, net of accumulated amortization of $173,376 in 2002 and $145,021 in 2001	72,877	101,232

Total assets	$3,604,448	4,010,701

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

	2002	2001

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$230,631	213,288
Accrued liabilities:
Compensation and payroll taxes	103,367	141,708
Foreign sales tax	19,146	55,502
Royalties	25,096	30,960
Other	251,869	365,827
Current maturities — long-term debt	42,311	46,557

Total current liabilities	672,420	853,842
Long-term debt — less current maturities:
Notes payable	399,222	431,381
Capital lease obligations	—	6,954

Total liabilities	1,071,642	1,292,177

Shareholders’ equity:
Common stock $.01 par value; 6,666,666 shares authorized, 2,047,332 and 2,013,333 shares issued and outstanding at March 31, 2002 and 2001, respectively	20,473	20,133
Additional paid-in capital	6,149,571	6,039,676
Accumulated deficit	(3,204,370)	(2,954,456)
Vendor deposit	(51,000)	—
Accumulated other comprehensive loss	(381,868)	(386,829)

Total shareholders’ equity	2,532,806	2,718,524

Commitments and contingencies (note 5)
Total liabilities and shareholders’ equity	$3,604,448	4,010,701

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2002 and 2001

	2002	2001

Net sales	$4,973,976	5,668,483
Cost of goods sold	1,456,809	1,313,183

Gross profit	3,517,167	4,355,300

Operating expenses
General and administrative	1,154,419	1,389,943
Research and development	1,685,000	2,150,177
Selling and marketing	1,106,640	2,185,809

	3,946,059	5,725,929

Operating loss	(428,892)	(1,370,629)

Other income (expense)
Interest income	19,452	54,617
Interest expense	(25,769)	(27,335)
Foreign currency exchange loss	(14,373)	(336,958)
Settlement (note 5)	200,000	—
Other	(332)	(594)

	178,978	(310,270)

Loss before income taxes	(249,914)	(1,680,899)
Income taxes	—	—
Net loss	$(249,914)	(1,680,899)

Net loss per common share:
Basic	$(0.12)	(0.84)
Diluted	$(0.12)	(0.84)
Weighted average common shares outstanding:
Basic	2,033,925	1,996,683
Diluted	2,033,925	1,996,683

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2002 and 2001

			Additional			Accumulated	Total
	Common Stock		Paid-in	Accumulated	Vendor	Other	Shareholders'
	Shares	Amount	Capital	Deficit	Deposits	Comprehensive Loss	Equity

Balance at March 31, 2000	1,991,400	$19,914	5,849,816	(1,273,557)	—	(351,157)	4,245,016
Exercise of stock options	21,933	219	32,681	—	—	—	32,900
Non-employee stock-based consulting and compensation expense	—	—	157,179	—	—	—	157,179
Net loss	—	—	—	(1,680,899)	—	—	(1,680,899)
Translation adjustment	—	—	—	—	—	(35,672)	(35,672)

Total comprehensive loss							(1,716,571)

Balance at March 31, 2001	2,013,333	20,133	6,039,676	(2,954,456)	—	(386,829)	2,718,524
Exercise of stock options	4,333	43	12,957	—	—	—	13,000
Employee retirement savings plan contribution	9,666	97	37,603				37,700
Non-employee stock-based consulting and compensation expense	—	—	8,535	—	—	—	8,535
Vendor deposit	20,000	200	50,800	—	(51,000)	—	—
Net loss	—	—	—	(249,914)	—	—	(249,914)
Translation adjustment	—	—	—	—	—	4,961	4,961

Total comprehensive loss							(244,953)

Balance at March 31, 2002	2,047,332	$20,473	6,149,571	(3,204,370)	(51,000)	(381,868)	2,532,806

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net loss	$(249,914)	(1,680,899)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation and amortization	194,796	171,955
Loss on disposal of assets	2,120	—
Stock-based consulting expense	8,535	37,186
Stock-based compensation expense	—	119,993
Changes in operating assets and liabilities:
Accounts receivable	138,019	(28,925)
Inventories	120,334	(16,806)
Other current assets	128,479	141,880
Accounts payable	(13,965)	(134,888)
Accrued liabilities	(215,708)	165,846

Net cash provided by (used in) operating activities	112,696	(1,224,658)

Cash flows from investing activities:
Payments for property, plant and equipment	(39,544)	(69,423)
Proceeds from sale of property, plant and equipment	2,225	200
Payments relating to intangible assets	—	(19,684)
Redemption of marketable securities	—	750,000

Net cash (used in) provided by investing activities	(37,319)	661,093

Cash flows from financing activities:
Repayment of long-term debt	(40,439)	(47,328)
Proceeds from issuance of notes payable	8,000	—
Net proceeds from issuance of stock	13,000	32,900
Deferred offering costs	(22,347)	—

Net cash used in financing activities	(41,786)	(14,428)

Effect of exchange rates on cash and cash equivalents	133	37,297

Net increase (decrease) in cash and cash equivalents	33,724	(540,696)
Cash and cash equivalents at beginning of year	1,012,397	1,553,093

Cash and cash equivalents at end of year	$1,046,121	1,012,397

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$28,806	30,663
Cash paid during the year for income taxes	—	—

Supplemental disclosure of non-cash financing and investing activities:

     The Company issued 9,666 shares of common stock valued at $37,700 as payment for the Company’s 401(k) plan profit sharing contribution during the fiscal year ended March 31, 2002.

     During the fiscal year ended March 31, 2002, the Company issued 20,000 shares of its common stock to a vendor valued at $51,000 at March 31, 2002 related to a deposit on a mold for one of the Company’s products.

     At March 31, 2002, the Company had incurred $112,544 of costs related to the rights offering, which are included in deferred offering costs. As of that same date $22,347 of these costs were paid.

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2001 and 2000

1.	Summary of Significant Accounting Policies

Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company” or “UPI”) is a manufacturer and distributor of urological, otolaryngology and plastic surgery implantable medical devices. The primary focus of the Company’s business is the marketing of an implantable device for the treatment of stress urinary incontinence and vesicoureteral reflux. Currently, all sales of the Company’s products are to customers outside the United States by the Company’s foreign subsidiaries.

The Company incurred losses of $249,914 and $1,680,899 for the years ended March 31, 2002 and 2001, respectively, and generated cash flow from operating activities of $112,696 for the year ended March 31, 2002 and generated negative cash flow from operating activities of $1,224,658 for the year ended March 31, 2001.

The Company is currently selling its products outside the United States and is undertaking IDE clinical trials in the United States. Based on the Company’s current plans, it is anticipated the Company will launch its products in the U.S. after obtaining FDA approval. Completing clinical trials and obtaining FDA approval is a costly and time-consuming process.

As a result of the Company’s cost reduction activities, the funds generated from sale of the Company’s products outside the U.S. and the expected proceeds from the May 2002 Shareholders rights offering (see note 4), management believes that current resources will be adequate to meet the Company’s cash flow needs through fiscal 2003 and 2004, including research and development activities associated with existing products and markets, and IDE clinical work. In the event the Company were not to generate adequate cash flows from operations or financing activities, the Company believes it has sufficient cash resources through fiscal 2003, however, the Company’s U.S. market launch could be delayed. Ultimately, the Company will need to achieve profitability and positive cash flows from operations or obtain additional debt or equity financing to fund its operations.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions or Company installation obligations. The Company sells its products to distributors who sell to other distributors and end users, and to end users in the United Kingdom. Sales to distributors were $3,100,000 and $3,300,000 in fiscal 2002 and 2001, respectively, or 63% and 58%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold product to the Company except for warranty claims. The Company offers customary product warranties. The allowance for doubtful accounts was $32,000 and zero at March 31, 2002 and 2001, respectively.

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

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, and the determination of recoverability of long-lived and intangible assets.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2002 and 2001:

	2002	2001

Raw materials	$91,050	82,827
Work-in-process	134,490	337,077
Finished goods	406,562	332,532

	$632,102	752,436

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2002 and 2001:

	2002	2001

Land	$106,581	107,136
Building	464,702	467,123
Equipment	999,772	992,934

	1,571,055	1,567,193
Less accumulated depreciation	(806,200)	(665,004)

	$764,855	902,189

Depreciation is provided for using both straight-line and accelerated methods over useful lives of four to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2002 and 2001:

	2002	2001

FDA regulatory costs	$843,077	703,985
Other research and development costs	841,923	1,446,192

	$1,685,000	2,150,177

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

Stock-Based Compensation. The Company applies the intrinsic-value method to account for employee stock-based compensation. As such, compensation expense, if any, is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. For non-employees, the Company uses the fair-value method.

The Company accounts for stock-based instruments granted to non-employees under the fair value method of SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than

Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123, options are recorded at their fair value on the measurement date, which is typically the vesting date.

Reconciliation of Loss and Share Amounts Used in EPS Calculation. Basic loss per common share is calculated by dividing net loss by the weighted-average common shares outstanding during the period. Diluted loss per common share for the fiscal years ended March 31, 2002 and 2001 was calculated using the treasury-stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive potential common shares.

	Basic loss		Diluted loss
	per share	Effect of	per share
	to common	dilutive	to common
	shareholders	securities	shareholders

Year ended:
March 31, 2002
Net loss	$(249,914)	—	(249,914)
Shares	2,033,925	—	2,033,925

Per share amount	$(0.12)	—	(0.12)

Year ended:
March 31, 2001
Net loss	$(1,680,899)	—	(1,680,899)
Shares	1,996,683	—	1,996,683

Per share amount	$(0.84)	—	(0.84)

The following options and warrants outstanding at March 31, 2002 and 2001 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive as follows:

	Number of	Range of
	Options/Warrants	exercise prices

Year ended:
March 31, 2002	520,071	$1.50-10.50
March 31, 2001	399,733	$1.50-10.50

New Accounting Pronouncements. In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or disposal of Long-Lived Assets. Statement No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, this statement retains the fundamental provisions of Statement No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, this Statement retains the requirement of APB No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The Company will adopt the provision of Statement No. 144 effective April 1, 2002. The Company has evaluated Statement No. 144 and determined that the pronouncement will have no material impact on the Company’s consolidated financial statements.

2.	Notes Payable

Notes payable consist of the following at March 31, 2002 and 2001:

	2002	2001

Mortgage note, monthly payments of $2,110 plus variable rate interest through November 2017 (rate at March 31, 2002 — 5.3%)	$399,640	427,178
Note payable, monthly payments of $383 plus fixed rate interest through August 2008 (rate until August 2003 — 5.6%)	29,500	34,277

	429,140	461,455
Less current maturities	29,918	30,074

	$399,222	431,381

Future payments of long-term debt for the years ended March 31, are as follows:

2003	$29,918
2004	29,918
2005	29,918
2006	29,918
2007	29,918
Thereafter	279,550

$429,140

3.	Capital Lease Obligations

The Company leases various equipment under noncancelable capital leases. The leases call for aggregate monthly payments of $2,017 with various expiration dates through November 2002. Equipment includes $69,166 and $61,305 of cost and $49,469 and $39,356 of accumulated amortization as of March 31, 2002 and 2001, respectively, related to these leases.

Future minimum capital lease payments are as follows as of March 31, 2002:

2003	$13,541
Amount representing interest	(1,148)

Present value of capital lease payments	12,393
Current maturities	12,393

Obligations under capital leases less current maturities	$—

4.	Shareholders’ Equity

Stock. The Company effected a 1-for-3 reverse stock split on April 2, 2002. The accompanying financial statements have been adjusted to reflect the reverse stock split.

Common Shareholders on May 13, 2002 received one subscription right for each two shares of common stock owned. Each subscription right allows the holder to acquire for $3.00 an aggregate of 3 shares of common stock and one common stock purchase warrant. Each warrant entitles the holder for a term of two years from the end of the Rights Offering to purchase one share of common stock for $2.00 per share. At March 31, 2002, the Company had incurred $112,544 of costs related to this offering, which are included in deferred offering costs.

Stock Options. Pursuant to the Company’s two stock option plans, the Company has reserved 766,666 shares of its Common Stock for issuance to employees, directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to three years. Options are granted at the discretion of the directors and are exercisable in amounts equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death, or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	outstanding	per share

Balance at March 31, 2000	351,133	$6.12
Granted	65,666	4.53
Exercised	(21,933)	1.50
Cancelled	(45,133)	7.14

Balance at March 31, 2001	349,733	5.97
Granted	161,000	2.40
Exercised	(4,333)	3.00
Cancelled	(36,329)	5.40

Balance at March 31, 2002	470,071	$4.82

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable

$1.50	26,666	2.67	26,666
2.40	160,654	4.50	107,318
3.00	64,330	0.39	64,330
5.25	3,333	3.33	3,333
6.75	35,000	3.30	23,333
6.96	19,999	2.83	13,332
7.50	136,757	2.47	98,319
9.57	3,333	0.42	3,333
9.75	14,999	0.83	14,999
10.50	5,000	3.17	5,000

	470,071		359,963

Warrants. In connection with the June 18, 1998 private placement, warrants to purchase 50,000 shares of common stock were issued at an exercise price of $7.14 per share. At March 31, 2002 all of these warrants were outstanding and expire on June 18, 2003.

Stock Option Plans. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock incentive plans for employees and, accordingly, no compensation cost has been recognized in the financial statements for employee and director stock options granted under its stock option plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, Accounting for Stock-Based Compensation, the Company’s net loss would have increased to the pro forma amounts shown below:

	2002	2001

Net loss:
As reported	$(249,914)	(1,680,899)
Pro forma	(676,329)	(1,954,978)
Net loss per common share — basic:
As reported	$(0.12)	(0.84)
Pro forma	(0.33)	(0.98)

The per share weighted-average fair value of stock options granted during 2002 and 2001 was $1.69 and $4.86, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.96%	6.10%
Expected volatility	88.19%	89.00%
Expected life, in years	5.00	5.00

5.	Commitments and Contingencies

License Agreement. In December 1995, the Company obtained a license from a British surgeon, which became superseded by a subsequent agreement entered into by the parties in October 1998. Pursuant to this subsequent agreement, the Company received an absolute assignment of a patent relating to the Macroplastique Implantation System in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during fiscal year ended March 31, 2002 and 2001 was $15,672 and $20,105, respectively.

Royalties. Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $154,851 and $179,403 for the years ended March 31, 2002 and 2001, respectively.

Under the terms of a settlement agreement for a patent suit brought by a competitor in 1991, UPI is obligated to pay the plaintiff a royalty equal to five percent of the net sales of certain products in the United States, or a minimum of $50,000 per year as long as the products are being marketed abroad. Total expense recognized under the agreement was $50,000 for each of the years ended March 31, 2002 and 2001.

Savings and Retirement Plans. The Company sponsors various plans for eligible employees in the United States, the United Kingdom, and The Netherlands. The total contribution expense associated with these plans was $94,992 and $124,692 for the years ended March 31, 2002 and 2001, respectively. The Company’s retirement savings plan in the

United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2002 and 2001 in the United States were made in the form of Company common stock and became fully vested when made.

Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. Future minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2003	$261,150
2004	129,254
2005	109,892
2006	75,935
2007	47,152
2008	6,156

$629,539

Total rent expense paid for operating leases was $338,487 and $362,684 in 2002 and 2001, respectively.

Legal Proceedings. In July 21, 1998, the Company announced the United States Patent and Trademark Office (“USPTO”) had informed the Company the USPTO would, as requested by the Company, initiate an interference proceeding (“the Interference Proceeding”) between the Company and Carbon Medical Technologies, Inc. (“CMT”), formerly Advanced UroScience, Inc., White Bear Lake, Minnesota, to determine which company was the first to invent pyrolytic carbon-coated micro beads for use in treating urinary incontinence.

Later in 1998, the Company commenced a related lawsuit against CMT for misappropriation of trade secrets (“Misappropriation Lawsuit”) pertaining to the pyrolytic carbon-coated micro beads, among other things and CMT subsequently brought a counterclaim against the Company with respect to such matter.

Effective October 26, 2001, the Company and CMT entered into a Settlement Agreement terminating the above-referenced legal proceedings; as a part of such Agreement, the Company agreed to dismiss the Misappropriation Lawsuit and to abandon the Interference Proceeding.

Proceeds from the Settlement, totaling $407,000, will be recognized upon the receipt of cash. During the fiscal year ended March 31, 2002, the Company received and recorded a $200,000 gain related to this settlement. In the first quarter of fiscal 2003 the Company received and recorded a $207,000 gain.

Employment Agreements. The Company entered into employment agreements in fiscal 2000 with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the agreement shall be limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of the employment agreement, each of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the Employee shall not disclose confidential information, shall assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, shall not encourage Employees to leave the employment of the Company for any reason and shall not compete with the Company during the term of employment and for a period of eighteen months thereafter. Also in connection with the execution of these Agreements, the officers were granted varying amounts of stock options to purchase the Company’s common stock at the fair market value at date of grant of $7.50 per share. In all cases the options are exercisable for five years or until one year after employment termination (subject to certain termination provisions), whichever date is earlier, and vest in three equal amounts on each one-year anniversary date subsequent to the option grant date.

6.	Income Taxes

The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2002 consist of the following:

	2002	2001
Income tax provision:
Current:
U.S. and state	$—	—
Foreign	—	—

Total income tax expense (benefit)	$—	—

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2002 and 2001 as follows:

	2002	2001

Statutory federal income tax rate	(34.0)%	(34.0)%
Valuation allowance increase	33.6%	32.4%
Other	0.4%	1.6%

	—	—

Deferred taxes as of March 31, 2002 and 2001 consist of the following:

	2002	2001

Deferred tax assets:
Other reserves and accruals	$49,000	56,000
Deferred profit on intercompany sales	110,000	67,000
Net operating loss carryforwards	2,532,000	2,387,000

	2,691,000	2,510,000
Less valuation allowance	(2,691,000)	(2,510,000)

	$—	—

At March 31, 2002 the Company had U.S. net operating loss carryforwards (NOL) of approximately $5,412,000 for U.S. income tax purposes, which begin to expire in 2012 through 2032, and foreign NOL’s of approximately $1,476,000 which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax assets and related valuation allowance increased by $181,000 and $587,000, respectively in 2002 and 2001.

7.	Restructuring Activities

In order to reduce costs, an aggregate of 21 positions worldwide were canceled in fiscal 2001 and August 2001, either by terminating employment agreements or through attrition. This has reduced salary costs and associated expenses by approximately $75,000 a month. Broken down by department the reductions are as follows: a $9,000 per month reduction in manufacturing, a $18,000 per month reduction in general and administrative, a $24,000 per month reduction in research and development and a $24,000 per month reduction in selling and marketing. The total severance payments recorded in fiscal 2001 and 2002 were approximately $200,000. There are no restructuring related cash obligations remaining as of March 31, 2002. The Company’s realized cost reductions were in line with management’s expectation. The Company believes increased focus on strategic goals and increased efficiencies will allow the Company to compensate for the eliminated positions.

8.	Business Segment Information

The Company sells Macroplastique and the related ancillary products for use in augmenting soft tissues for the purpose of treating urinary incontinence and vesicoureteral reflux. At this time, sales are only made outside the United States because the Company does not have regulatory approval to market its product in the United States. The Company’s current objectives are to focus on sales growth and market penetration of Macroplastique in the European market for urinary incontinence and vesicoureteral reflux treatment, and to continue the U.S. regulatory process for submission of Macroplastique as a treatment for female stress urinary incontinence. The Company also sells the Macroplastique product in a different configuration for otolaryngology and plastic surgery applications under the name Bioplastique in limited markets. In addition, the Company has been selling some specialized wound care products in The Netherlands and United Kingdom as a distributor. The Macroplastique product line accounts for 89% and 92% of total sales for the years ended March 31, 2002 and 2001, respectively.

Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

During fiscal 2002 approximately 12% of the Company’s net sales were to one customer. During fiscal 2001 no customer exceeded 10% of the Company’s net sales.

Information regarding operations in different geographies for the years ended March 31, 2002 and 2001 is as follows:

					Adjustments
	United	The	United		and
	States	Netherlands	Kingdom	Canada	eliminations	Consolidated

Fiscal 2002
Sales to unaffiliated customers	$—	4,552,037	1,678,401	—	(1,256,462)	4,973,976
Long-lived assets At March 31, 2002	$177,758	641,627	18,347	—	—	837,732
Fiscal 2001
Sales to unaffiliated customers	$—	4,830,745	2,168,680	71,829	(1,402,771)	5,668,483
Long-lived assets At March 31, 2001	$1,520,215	758,308	6,482	—	(1,281,584)	1,003,421