Form 10KSB, Exhibit 13
period 2003-03-31
UROPLASTY INC
filed 2003-05-20
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Consolidated Financial Statements
March 31, 2003 and 2002

TABLE OF CONTENTS

Page(s)
Independent Auditors’ Report	28
Financial Statements:
Consolidated Balance Sheets	29 - 30
Consolidated Statements of Operations	31
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	32
Consolidated Statements of Cash Flows	33
Notes to Consolidated Financial Statements	34 - 42

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Uroplasty, Inc.:

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
May 2, 2003

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$3,375,981	1,046,121
Accounts receivable, net	969,556	845,431
Inventories	455,114	632,102
Deferred offering costs	—	112,544
Other	188,192	130,518

Total current assets	4,988,843	2,766,716
Property, plant, and equipment, net	833,234	764,855
Intangible assets, net of accumulated amortization of $198,714 in 2003 and $173,376 in 2002	48,214	72,877

Total assets	$5,870,291	3,604,448

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2003 and 2002

	2003	2002

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$199,673	230,631
Accrued liabilities:
Compensation and payroll taxes	152,250	103,367
Foreign sales tax	15,604	19,146
Royalties	26,419	25,096
Clinical expense	48,228	57,250
Audit and tax-consulting fees	29,771	48,048
Retirement plans expense	30,644	67,348
Other	47,021	79,223
Current maturities – long-term debt	37,502	42,311

Total current liabilities	587,112	672,420
Long-term debt – less current maturities:	462,787	399,222

Total liabilities	1,049,899	1,071,642

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 4,488,971 and 2,047,332 shares issued and outstanding at March 31, 2003 and 2002, respectively	44,890	20,473
Additional paid-in capital	8,457,901	6,149,571
Accumulated deficit	(3,163,156)	(3,204,370)
Vendor deposit	(112,000)	(51,000)
Accumulated other comprehensive loss	(407,243)	(381,868)

Total shareholders’ equity	4,820,392	2,532,806

Commitments and contingencies (note 4)
Total liabilities and shareholders’ equity	$5,870,291	3,604,448

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2003 and 2002

	2003	2002

Net sales	$5,343,656	4,973,976
Cost of goods sold	1,599,978	1,456,809

Gross profit	3,743,678	3,517,167

Operating expenses
General and administrative	1,220,271	1,154,419
Research and development	2,067,725	1,685,000
Selling and marketing	1,142,834	1,106,640

	4,430,830	3,946,059

Operating loss	(687,152)	(428,892

Other income (expense)
Interest income	42,497	19,452
Interest expense	(24,057)	(25,769)
Foreign currency exchange gain (loss)	530,083	(14,373)
Legal settlement (note 4)	180,000	200,000
Other	(157)	(332)

	728,366	178,978

Income (loss) before income taxes	41,214	(249,914)
Income tax expense	—	—

Net income (loss)	$41,214	(249,914)

Net income (loss) per common share:
Basic	$0.01	(0.11)
Diluted	$0.01	(0.11)
Weighted average common shares outstanding:
Basic	3,762,165	2,290,971
Diluted	3,847,555	2,290,971

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended March 31, 2003 and 2002

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Accumulated	Vendor	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Deposits	Income (Loss)	Equity

Balance at March 31, 2001	2,013,333	20,133	6,039,676	(2,954,456)	—	(386,829)	2,718,524
Exercise of stock options	4,333	43	12,957	—	—	—	13,000
Employee retirement savings plan contribution	9,666	97	37,603	—	—	—	37,700
Non-employee stock-based consulting and compensation expense	—	—	8,535	—	—	—	8,535
Vendor deposit	20,000	200	50,800	—	(51,000)	—	—
Net loss	—	—	—	(249,914)	—	—	(249,914)
Translation adjustment	—	—	—	—	—	4,961	4,961

Total comprehensive loss							(244,953)

Balance at March 31, 2002	2,047,332	$20,473	6,149,571	(3,204,370)	(51,000)	(381,868)	2,532,806
Rights offering, net	2,394,639	23,947	2,219,022	—	—	—	2,242,969
Employee retirement savings plan contribution	27,000	270	27,000	—	—	—	27,270
Non-employee stock-based consulting and compensation expense	—	—	1,508	—	—	—	1,508
Vendor deposit	20,000	200	60,800	—	(61,000)	—	—
Net income	—	—	—	41,214	—	—	41,214
Translation adjustment	—	—	—	—	—	(25,375)	(25,375)

Total comprehensive income							15,839

Balance at March 31, 2003	4,488,971	$44,890	8,457,901	(3,163,156)	(112,000)	(407,243)	4,820,392

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2003 and 2002

	2003	2002

Cash flows from operating activities:
Net income (loss)	$41,214	(249,914)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation and amortization	217,768	194,796
Loss on disposal of assets	—	2,120
Stock-based consulting expense	1,508	8,535
Changes in operating assets and liabilities:
Accounts receivable	(124,125)	138,019
Inventories	176,988	120,334
Other current assets	(57,674)	128,479
Accounts payable	86,509	(13,965)
Accrued liabilities	(49,541)	(215,708)

Net cash provided by operating activities	292,647)	112,696

Cash flows from investing activities:
Payments for property, plant and equipment	(71,726)	(39,544)
Proceeds from sale of property, plant and equipment	—	2,225
Payments relating to intangible assets	(675)	—

Net cash used in investing activities	(72,401)	(37,319)

Cash flows from financing activities:
Repayment of long-term debt	(37,842)	(40,439)
Proceeds from issuance of notes payable	—	8,000
Net proceeds from issuance of stock	2,265,316	13,000
Deferred offering costs	—	(22,347)

Net cash provided by (used in) financing activities	2,227,474	(41,786)

Effect of exchange rates on cash and cash equivalents	(117,860)	133

Net increase in cash and cash equivalents	2,329,860	33,724
Cash and cash equivalents at beginning of year	1,046,121	1,012,397

Cash and cash equivalents at end of year	$3,375,981	1,046,121

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$25,860	28,806
Cash paid during the year for income taxes	—	—
Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	27,270	37,700
Restricted shares issued for mold purchase	61,000	51,000

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 and 2002

1.       Summary of Significant Accounting Policies

Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company” or “UPI”) is a manufacturer and distributor of urological, otolaryngology, colon rectal and plastic surgery implantable medical devices. The primary focus of the Company’s business is the marketing of an implantable device for the treatment of stress urinary incontinence and vesicoureteral reflux. Currently, all sales of the Company’s products are to customers outside the United States by the Company’s foreign subsidiaries.

The Company is currently selling its products outside of the United States and is undertaking an FDA approved IDE clinical trial for Macroplastique in the minimally invasive outpatient treatment of stress urinary incontinence in adult females. Based on the Company’s current plans, it is anticipated the Company will launch its products in the U.S. after obtaining FDA approval. Completing clinical trials and obtaining FDA approval is a costly and time-consuming process. As a result of the $2.4 million gross proceeds of a Rights Offering completed July 2002, management believes current resources and the funds generated from sale of the Company’s products outside the U.S. will be adequate to meet the Company’s cash flow needs, including research and development activities associated with existing products and markets through fiscal 2004. Ultimately, the Company will need to achieve profitability and positive cash flows from operations or obtain additional debt or equity financing to fund its operations.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions or Company installation obligations. The Company sells its products to distributors who sell to other distributors and end users, and to end users in the United Kingdom. Sales to distributors were $3,300,000 and $3,100,000 in fiscal 2003 and 2002, respectively, or 62% and 63%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold product to the Company except for warranty claims. The Company offers customary product warranties. The allowance for doubtful accounts was $46,000 and $32,000 at March 31, 2003 and 2002, respectively.

Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Patents. Patents are stated at cost and are amortized over six years using the straight-line method.

Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Due to historical net losses of the Company, a valuation allowance is established to offset the net deferred tax asset.

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

Product Warranty. The Company, in general, warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. The Company warrants its products to be free from defects in material and workmanship under normal use until its stated expiration date. Under the terms of these warranties, the Company is obligated to repair or replace the products it deems to be defective due to material or workmanship. The Company does not have an accrual for warranty costs, as warranty claims are infrequent and immaterial.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2003 and 2002:

	2003	2002

Raw materials	$78,910	91,050
Work-in-process	163,989	134,490
Finished goods	212,215	406,562

	$455,114	632,102

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2003 and 2002:

	2003	2002

Land	$133,560	106,581
Building	582,334	464,702
Equipment	1,191,982	999,772

	1,907,876	1,571,055
Less accumulated depreciation	(1,074,642)	(806,200)

	$833,234	764,855

Depreciation is provided for using both straight-line and accelerated methods over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2003 and 2002:

	2003	2002

FDA regulatory costs	$1,084,749	843,077
Other research and development costs	982,976	841,923

	$2,067,725	1,685,000

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

Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. At March 31, 2003 and 2002, the Company had $0.4 million and $4.0 million denominated intercompany debt at its foreign Dutch subsidiary. These intercompany balances are revolving in nature and are not deemed to be long-term balances. The Company recognized net foreign currency gains (losses) of $530,083 and $(14,373) for the years ended March 31, 2003 and 2002, respectively. The currency gain is primarily the result of a weakened U.S. dollar compared to the euro and the currency loss the result of a strengthened U.S. dollar compared to the euro. In January 2003 the Company recapitalized one of the Dutch subsidiaries with an investment of 1.5 million euros ($1.6 million). The proceeds from the investment were used to reduce the dollar denominated intercompany debt at the Dutch subsidiary. This will result in less volatility for changes in currency exchange rates in the Company’s statement of operations.

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

Stock Option Plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, Accounting for Stock-Based Compensation, the Company’s net income (loss) would have increased to the pro forma amounts shown below:

	2003	2002

Net income (loss) - As reported	$41,214	(249,914)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(370,451)	(426,415)

Net loss - Pro forma	(329,237)	(676,329)

Net income (loss) per common share – As reported:
Basic	$0.01	(0.11)
Diluted	$0.01	(0.11)
Net loss per common share – Pro forma:
Basic	$(0.09)	(0.29)
Diluted	$(0.09)	(0.29)

The per share weighted-average fair value of stock options granted during 2003 and 2002 was $1.04 and $1.69, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.00%	3.96%
Expected volatility	168%	88%
Expected life, in years	5.00	5.00

Reconciliation of Income (Loss) and Share Amounts Used in EPS Calculation. Basic income (loss) per common share is calculated by dividing net income (loss) by the weighted-average common shares outstanding during the period. Diluted income (loss) per common share for the fiscal years ended March 31, 2003 and 2002 was calculated using the treasury-stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive potential common shares.

	Basic		Diluted
	income (loss)		Income (loss)
	per share	Effect of	per share
	to common	dilutive	to common
	shareholders	securities	shareholders

Year ended:
March 31, 2003
Net income	$41,214	—	41,214
Shares	3,762,165	85,390	3,847,555

Per share amount	$0.01	—	0.01

Year ended:
March 31, 2002
Net loss	$(249,914)	—	(249,914)
Shares	2,290,971	—	2,290,971

Per share amount	$(0.11)	—	(0.11)

The following options and warrants outstanding at March 31, 2003 and 2002 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive as follows:

	Number of	Range of
	Options/Warrants	exercise prices

Year ended:
March 31, 2003	1,246,624	$1.50 - 10.50
March 31, 2002	520,071	$1.50 - 10.50

New Accounting Pronouncements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. The statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of FASB Statement No. 123. The transition provisions are effective for fiscal years ending after December 15, 2002. The disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company implemented the required disclosure provisions in the Form 10-KSB for the period ended March 31, 2003. The adoption of this statement did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows as the Company did not make the voluntary change to the fair value method of accounting for stock-based compensation.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging,” which amends and clarifies financial accounting and reporting for derivative instruments. The Company is required to adopt this statement for transactions occurring after June 2003 and is currently analyzing the impact of its adoption on the Company’s financial statements.

2.        Notes Payable

Notes payable consist of the following at March 31, 2003 and 2002:

	2003	2002

Mortgage note, monthly payments of $2,644 plus variable rate interest through November 2017 (rate at March 31, 2003—4.7%)	$469,075	399,640
Note payable, monthly payments of $480 plus fixed rate interest through August 2008 (rate until August 2003—5.6%)	31,204	29,500

	500,279	429,140
Less current maturities	37,492	29,918

	$462,787	399,222

Future payments of long-term debt for the years ended March 31, are as follows:

2004	$37,492
2005	37,492
2006	37,492
2007	37,492
Thereafter	350,311

$500,279

3.        Shareholders’ Equity

Stock. The Company effected a 1-for-3 reverse stock split on April 2, 2002. All historical share and per share amounts have been restated to reflect the reverse stock split.

Rights Offering. In July 2002, the Company completed its rights offering to its shareholders in which the Company sold 798,213 units with aggregate proceeds of $2.4 million. Each unit consisted of three shares of common stock and a warrant to acquire one additional share of common stock for $2.00 per share. These warrants expire on July 31, 2004. The allocated relative fair value of the shares issued in the offering was less than the Company’s common stock price on the offering’s closing date, which resulted in a bonus element to the stockholders who participated in the offering, similar to a stock dividend. Therefore, the Company has retroactively increased the weighted average shares outstanding for all periods to reflect the incremental 267,402 shares attributable to the bonus element.

Stock Options. Pursuant to the Company’s three stock option plans, the Company has reserved 1,416,666 shares of its common stock for issuance to employees, Directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to five years. Options are granted at the discretion of the Directors and are exercisable in amounts equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death, or disability. On September 4, 2002 and November 4, 2002, the Company granted 446,500 stock options to its Directors and employees. The stock options vest over a period of five years. All vesting of these options would accelerate when the Company receives written FDA market approval or in case a change in control should occur.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	outstanding	per share

Balance at March 31, 2001	349,733	$5.97
Granted	161,000	2.40
Exercised	(4,333)	3.00
Cancelled	(36,329)	5.40

Balance at March 31, 2002	470,071	$4.82
Granted	446,500	1.10
Exercised	—	—
Cancelled	(74,660)	4.56

Balance at March 31, 2003	841,911	$2.87

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable

$0.90	2,000	4.58	400
1.10	441,500	4.42	88,300
1.50	26,666	1.67	26,666
2.40	158,322	3.50	131,654
3.00	13,334	0.58	13,334
5.25	3,333	2.33	3,333
6.75	35,000	2.30	35,000
6.96	19,999	1.83	19,999
7.50	136,757	1.47	136,757
10.50	5,000	2.17	5,000

	841,911		460,443

Warrants. In connection with the June 18, 1998 private placement, warrants to purchase 50,000 shares of common stock were issued at an exercise price of $7.125 per share. At March 31, 2003 all of these warrants were outstanding and expire on June 18, 2003. In connection with the fiscal 2003 Rights Offering, warrants to purchase 798,213 shares of common stock were issued at an exercise price of $2.00 per share. At March 31, 2003 all of these warrants were outstanding and expire on July 12, 2004.

Vendor Deposits. In September 2001, the Company executed an agreement with a vendor to manufacture a mold for one of the Company’s products. As consideration, the Company issued to the vendor 20,000 shares of its common stock in September 2001. The Company amended the agreement in September 2002 and issued an additional 20,000 shares of common stock to be held in escrow until completion of the mold. The Company recorded the fair value of the restricted common stock aggregating $112,000, as of March 31, 2003, as a vendor deposit in shareholders’ equity.

Consulting Agreements. On April 1, 2003, the Company executed a consulting agreement with C.C.R.I. Corporation (Consultant) to provide investor relations and development services. The Company pays the Consultant a monthly fee of $4,000 plus expenses. The Consultant received 35,000 shares of restricted common stock, and 50,000 warrants to purchase 50,000 shares of common stock at an exercise price of $3.00 per share, and will receive 50,000 warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share on November 2, 2003 unless the agreement is sooner terminated.

On April 1, 2003, the Company executed a consulting agreement with the Executive Advisory Group (EAG) to perform services for and on behalf of the Company. Mr. Sam B. Humphries, a Director, of the Company, is President of EAG. The Company pays EAG a monthly fee of $4,000 plus expenses. EAG also received 50,000 stock options exercisable at $2.80 per share.

4.        Commitments and Contingencies

License Agreement. In December 1995, the Company obtained a license from a British surgeon, which became superseded by a subsequent agreement entered into by the parties in October 1998. Pursuant to this subsequent agreement, the Company received an absolute assignment of a patent relating to the Macroplastique Implantation System in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2003 and 2002 was $15,620 and $15,672, respectively.

Royalties. Under the terms of an agreement with former Officers and Directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $160,192 and $154,851 for the fiscal years ended March 31, 2003 and 2002, respectively.

In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.

Savings and Retirement Plans. The Company sponsors various plans for eligible employees in the United States, the United Kingdom, and The Netherlands. The total contribution expense associated with these plans was $177,507 and $94,992 for the fiscal years ended March 31, 2003 and 2002, respectively. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2003 and 2002 in the United States were made in the form of Company common stock and became fully vested when made.

Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2003, minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2004	$274,335
2005	238,825
2006	180,057
2007	58,983
2008	9,894

$762,094

Total rent expense paid for operating leases was $306,301 and $338,487 in fiscal 2003 and 2002, respectively.

Legal Proceedings. On October 26, 2001, the Company reached a litigation settlement with a third party. Net proceeds from the Settlement, totaling $388,000, were recognized upon receipt of cash. In May 2002, the Company received the final payment and recorded a $180,000 gain related to this settlement.

Employment Agreements. The Company entered into employment agreements with certain Officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the agreement shall be limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of the employment agreement, each of the Officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the Employee shall not disclose confidential information, shall assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, shall not encourage Employees to leave the employment of the Company for any reason and shall not compete with the Company during the term of employment and for a period of eighteen months thereafter. Also in connection with the execution of these Agreements, some Officers were granted varying amounts of stock options to purchase the Company’s common stock at the fair market value at date of grant of $7.50 per share. In all cases the options are exercisable for five years or until one year after employment termination (subject to certain termination provisions), whichever date is earlier, and vest in three equal amounts on each one-year anniversary date subsequent to the option grant date.

5.	Income Taxes

The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2003 consist of the following:

	2003	2002

Income tax provision:
Current:
U.S. and state	$—	—
Foreign	—	—

Total income tax expense (benefit)	$—	—

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2003 and 2002 as follows:

	2003	2002

Statutory federal income tax rate	(34.0)%	(34.0)%
Valuation allowance increase	29.0	33.6
Other	5.0	0.4

	—	—

Deferred taxes as of March 31, 2003 and 2002 consist of the following:

	2003	2002

Deferred tax assets:
Reserves and accruals	$31,000	49,000
Deferred profit on intercompany sales	124,000	110,000
Net operating loss carryforwards	2,621,000	2,532,000

	2,776,000	2,691,000
Less valuation allowance	(2,776,000)	(2,691,000)

	$—	—

At March 31, 2003 the Company had U.S. net operating loss carryforwards (NOL) of approximately $7,254,000 for U.S. income tax purposes, which expire in 2012 through 2022, and foreign NOL’s of approximately $209,000, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax assets and related valuation allowance increased by $85,000 and $181,000, respectively, in 2003 and 2002.

6.	Business Segment Information

The Company sells Macroplastique and the related ancillary products for use in augmenting soft tissues for the purpose of treating urinary incontinence and vesicoureteral reflux. At this time, sales are only made outside the United States because the Company has not yet made submissions to the FDA for regulatory approval to market its products in the United States. The Company’s current objectives are to focus on sales and marketing activities designed to increase market penetration and sales of Macroplastique for SUI, VUR, and of PTP Implants for fecal incontinence applications in countries outside the U.S., and to efficiently and effectively execute the Macroplastique human clinical study for treatment of female SUI within the U.S. The Company also sells injectable implant products outside the United States for soft-tissue augmentation for specific indications in otolaryngology and plastic surgery applications under the name Bioplastique in limited markets, and for fecal incontinence applications under the name PTP Implants. In addition, the Company sells specialized wound care products in The Netherlands and United Kingdom as a distributor. The Macroplastique product line accounts for 85% and 89% of total sales for the years ended March 31, 2003 and 2002, respectively.

Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

Both during fiscal 2003 and 2002, approximately 12% of the Company’s net sales were to one customer.

Information regarding operations in different geographies for the years ended March 31, 2003 and 2002 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated

Fiscal 2003
Sales to unaffiliated customers	$—	4,648,981	1,841,460	(1,146,785)	5,343,656
Long-lived assets At March 31, 2003	$101,844	706,086	25,304	—	833,234
Fiscal 2002
Sales to unaffiliated customers	$—	4,552,037	1,678,401	(1,256,462)	4,973,976
Long-lived assets At March 31, 2002	$104,881	641,627	18,347	—	764,855