Form 10KSB, Exhibit 13
period 2004-03-31
UROPLASTY INC
filed 2004-07-29
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Consolidated Financial Statements
March 31, 2004 and 2003

TABLE OF CONTENTS

Page(s)
Report of Independent Registered Public Accounting Firm	27
Financial Statements:
Consolidated Balance Sheets	28 - 29
Consolidated Statements of Operations	30
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	31
Consolidated Statements of Cash Flows	32
Notes to Consolidated Financial Statements	33 - 44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.:

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements for the year ended March 31, 2003.

KPMG LLP

Minneapolis, Minnesota July 26, 2004

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2004 and 2003

		2003
	2004	(restated)
Assets
Current assets:
Cash and cash equivalents	$2,697,670	3,375,981
Accounts receivable, net	1,065,176	969,556
Inventories	519,130	455,114
Other	235,078	188,192

Total current assets	4,517,054	4,988,843
Property, plant, and equipment, net	1,071,116	833,234
Intangible assets, net of accumulated amortization of $222,014 and $198,714, respectively	51,495	48,214
Non-current deferred tax assets	123,893	94,159

Total assets	$5,763,558	5,964,450

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2004 and 2003

		2003
	2004	(restated)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$225,315	199,673
Accrued liabilities:
Compensation and payroll taxes	197,939	152,250
Income taxes	101,562	—
Foreign sales tax	13,130	15,604
Royalties	29,006	26,419
Clinical	52,767	48,228
Audit and tax-consulting	32,056	29,771
Legal	61,663	800
Other	89,396	108,581
Current maturities – long-term debt	42,301	37,502

Total current liabilities	845,135	618,828
Long-term debt – less current maturities:	479,720	462,787
Accrued pension liability	334,470	241,208

Total liabilities	1,659,325	1,322,823

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 4,584,802 and 4,488,971 shares issued and outstanding at March 31, 2004 and 2003, respectively	45,848	44,890
Additional paid-in capital	9,130,580	8,457,901
Accumulated deficit	(4,756,622)	(3,245,329)
Vendor deposit	—	(112,000)
Accumulated other comprehensive loss	(315,573)	(503,835)

Total shareholders’ equity	4,104,233	4,641,627

Commitments and contingencies (note 5)
Total liabilities and shareholders’ equity	$5,763,558	5,964,450

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2004 and 2003

		2003
	2004	(restated)
Net sales	$5,714,896	5,343,656
Cost of goods sold	1,452,331	1,594,008

Gross profit	4,262,565	3,749,648

Operating expenses
General and administrative	2,069,568	1,214,300
Research and development	1,820,690	2,061,754
Selling and marketing	1,714,475	1,136,863

	5,604,733	4,412,917

Operating loss	(1,342,168)	(663,269)

Other income (expense)
Interest income	30,173	42,497
Interest expense	(21,995)	(24,057)
Foreign currency exchange gain	45,882	530,083
Legal settlement (note 5)	—	180,000
Other	6,000	(157)

	60,060	728,366

Income (loss) before income taxes	(1,282,108)	65,097
Income tax expense (benefit)	229,185	(68,121)

Net income (loss)	$(1,511,293)	133,218

Net income (loss) per common share:
Basic	$(0.33)	0.04
Diluted	$(0.33)	0.03
Weighted average common shares outstanding:
Basic	4,517,979	3,762,165
Diluted	4,517,979	3,847,555

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended March 31, 2004 and 2003

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Accumulated	Vendor	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit (restated)	Deposits	Income (Loss)	Equity
Balance at March 31, 2002 (as previously reported)	2,047,332	$20,473	6,149,571	(3,204,370)	(51,000)	(381,868)	2,532,806
Adjustment	—	—	—	(174,177)	—	—	(174,177)

Balance at March 31, 2002 (as restated)	2,047,332	20,473	6,149,571	(3,378,547)	(51,000)	(381,868)	2,358,629
Rights offering, net	2,394,639	23,947	2,219,022	—	—	—	2,242,969
Employee retirement savings plan contribution	27,000	270	27,000	—	—	—	27,270
Non-employee stock-based consulting and compensation expense	—	—	1,508	—	—	—	1,508
Vendor deposit	20,000	200	60,800	—	(61,000)	—	—
Net income (as restated)	—	—	—	133,218	—	—	133,218
Translation adjustment	—	—	—	—	—	(72,533)	(72,533)
Additional pension liability (net of taxes of $26,038)	—	—	—	—	—	(49,434)	(49,434)

Total comprehensive Income (as restated)							11,251

Balance at March 31, 2003 (as restated)	4,488,971	$44,890	8,457,901	(3,245,329)	(112,000)	(503,835)	4,641,627
Exercise of stock options	23,931	239	37,405	—	—	—	37,644
Warrants conversion	23,600	236	46,964	—	—	—	47,200
Employee retirement savings plan contribution	13,300	133	57,647	—	—	—	57,780
Non-employee stock-based consulting and compensation expense	35,000	350	472,663	—	—	—	473,013
Vendor deposit	—	—	58,000	—	112,000	—	170,000
Net loss	—	—	—	(1,511,293)	—	—	(1,511,293)
Translation adjustment	—	—	—	—	—	239,323	239,323
Additional pension liability (net of taxes of $26,894)	—	—	—	—	—	(51,061)	(51,061)

Total comprehensive loss							(1,323,031)

Balance at March 31, 2004	4,584,802	$45,848	9,130,580	(4,756,622)	—	(315,573)	4,104,233

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2004 and 2003

		2003
	2004	(restated)
Cash flows from operating activities:
Net income (loss)	$(1,511,293)	133,218
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation and amortization	164,184	183,252
Stock-based consulting expense	473,013	1,508
Changes in operating assets and liabilities:
Accounts receivable	31,902	54,522
Inventories	40,217	371,639
Other current assets	(23,689)	(40,634)
Deferred tax assets	(29,734)	(94,159)
Accounts payable	67,125	68,680
Accrued liabilities	163,893	(12,424)
Accrued pension liability	93,262	29,451
Additional pension liability	(51,061)	(49,434)

Net cash provided by (used in) operating activities	(582,181)	645,619

Cash flows from investing activities:
Payments for property, plant and equipment	(115,352)	(70,418)
Payments relating to intangible assets	(26,581)	(675)

Net cash used in investing activities	(141,933)	(71,093)

Cash flows from financing activities:
Repayment of long-term debt	(40,419)	(43,249)
Net proceeds from issuance of stock	84,844	2,265,316

Net cash provided by financing activities	44,425	2,222,067

Effect of exchange rates on cash and cash equivalents	1,378	(466,733)

Net increase (decrease) in cash and cash equivalents	(678,311)	2,329,860
Cash and cash equivalents at beginning of year	3,375,981	1,046,121

Cash and cash equivalents at end of year	$2,697,670	3,375,981

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$23,517	25,860
Cash paid during the year for income taxes	130,282	—
Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	57,780	27,270
Restricted shares issued for mold purchase	—	61,000
Vesting of restricted shares for mold purchase	170,000	—
Minimum pension liability, net of tax	51,061	49,434

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company” or “UPI”) is a manufacturer and distributor of urological, otolaryngology, colon rectal and plastic surgery implantable medical devices. The primary focus of the Company’s business is the marketing of an implantable device for the treatment of stress urinary incontinence and vesicoureteral reflux. Currently, all sales of the Company’s products are to customers outside the United States by the Company’s foreign subsidiaries and the Company is undertaking FDA investigational clinical trials in the United States and Canada. Based on the Company’s current plans, it is anticipated the Company will launch its products in the U.S. after obtaining FDA approval. Completing clinical trials and obtaining FDA approval is a costly and time-consuming process. As a result of the $2.4 million gross proceeds of a Rights Offering completed July 2002, management believes current resources and the funds generated from sale of the Company’s products outside the U.S. will be adequate to meet the Company’s cash flow needs, including R&D activities, associated with existing products and markets through fiscal 2005. Ultimately, the Company will need to achieve profitability and positive cash flows from operations or obtain additional debt or equity financing to fund its operations.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. The Company sells its products to distributors who sell to other distributors and end users, and to end users in the United Kingdom. Sales to distributors were $3,800,000 and $3,300,000 in fiscal 2004 and 2003, respectively, or 66% and 62%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold product to the Company except for warranty claims. The Company offers customary product warranties. The allowance for doubtful accounts was $33,000 and $46,000 at March 31, 2004 and 2003, respectively. During fiscal 2004, there were two large customers accounting for approximately 13% and 11% of the Company’s net sales. During fiscal 2003, approximately 12% of the Company’s net sales were to one customer.

Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Patents. Patents are stated at cost and are amortized over six years using the straight-line method.

Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2004 the Company’s Dutch subsidiaries recorded income tax expense of $229,185 as they have fully utilized their net operating loss carryforwards. As of March 31, 2004, $130,282 of income taxes has been paid and the remaining balance is included under current liabilities. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.

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

Product Warranty. The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. The Company warrants its products to be free from defects in material and workmanship under normal use until its stated expiration date. Under the terms of these warranties, the Company is obligated to repair or replace the products it deems to be defective due to material or workmanship. The Company does not have an accrual for warranty costs, as warranty claims are infrequent and immaterial.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2004 and 2003:

	2004	2003
Raw materials	$138,920	78,910
Work-in-process	110,511	163,989
Finished goods	269,699	212,215

	$519,130	455,114

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2004 and 2003:

	2004	2003
Land	$150,652	133,560
Building	656,855	582,334
Equipment	1,369,847	1,191,982

	2,177,354	1,907,876
Less accumulated depreciation	(1,106,238)	(1,074,642)

	$1,071,116	833,234

Depreciation is provided for using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2004 consist of property, plant and equipment. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2004 and 2003:

		2003
	2004	(restated)
FDA regulatory costs	$745,684	1,084,749
Other research and development costs	1,075,000	977,005

	$1,820,690	2,061,754

Foreign Currency Translation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholders’ equity.

Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency gains of $45,882 and $530,083 for the years ended March 31, 2004 and 2003, respectively. The currency gain is primarily the result of a weakened U.S. dollar compared to the euro. In January 2003 the Company recapitalized one of the Dutch subsidiaries with an investment of 1.5 million euros ($1.6 million). The proceeds from the investment were used to reduce the dollar denominated intercompany debt at the Dutch subsidiary.

Stock-Based Compensation. The Company applies the intrinsic-value method to account for employee stock-based compensation. As such, compensation expense, if any, is determined on the date of grant if the current market price of the underlying stock exceeds the exercise price.

The Company accounts for stock-based instruments granted to non-employees under the fair value method of Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation (SFAS No. 123) and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123, options are recorded at their fair value on the measurement date, which is typically the vesting date.

Stock Option Plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income (loss) would have changed to the pro forma amounts shown below:

		2003
	2004	(restated)
Net income (loss) — As reported	$(1,511,293)	$133,218
Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(253,374)	(370,451)

Net loss — Pro forma	$(1,764,667)	(237,233)

Net income (loss) per common share – As reported:
Basic	$(0.33)	$0.04
Diluted	$(0.33)	$0.03
Net loss per common share – Pro forma:
Basic	$(0.39)	$(0.06)
Diluted	$(0.39)	$(0.06)

The per share weighted-average fair value of stock options granted during 2004 and 2003 was $1.86 and $1.04, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.93%	3.00%
Expected volatility	118%	168%
Expected life, in years	5.00	5.00

Reconciliation of Net Income (Loss) and Share Amounts Used in EPS Calculation. Basic income (loss) per common share is calculated by dividing net income (loss) by the weighted-average common shares outstanding during the period. Diluted income (loss) per common share for the fiscal years ended March 31, 2004 and 2003 was calculated using the treasury-stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive potential common shares.

	Basic		Diluted
	income (loss)		Income (loss)
	per share	Effect of	per share
	to common	dilutive	to common
	shareholders	securities	shareholders
Year ended:
March 31, 2004
Net loss	$(1,511,293)	—	(1,511,293)
Shares	4,517,979	—	4,517,979

Per share amount	$(0.33)		(0.33)

Year ended:
March 31, 2003
Net income (restated)	$133,218	—	133,218
Shares	3,762,165	85,390	3,847,555

Per share amount (restated)	$0.04		0.03

The following options and warrants outstanding at March 31, 2004 and 2003 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive as follows:

	Number of	Range of
	Options/Warrants	exercise prices
Year ended:
March 31, 2004	1,718,966	$0.90-10.50
March 31, 2003	1,246,624	$1.50-10.50

2.	Restatement of Financial Statements

During the fiscal 2004 year end close process, the Company determined that its pension plan, covering 18 employees in The Netherlands, had historically been reported as a defined contribution plan, but should have been reported as a defined benefit plan. The Company pays premiums to an insurance company to fund annuities for these employees, however, the Company is responsible for funding additional annuities based on continued service and future salary increases. The Company has restated its March 31, 2003 consolidated balance sheet and the fiscal 2003 consolidated results of operations and related footnote disclosures for the impact of accounting for this pension plan as a defined benefit plan. Furthermore the Company discovered an error in how the effect of exchange rates on cash and cash equivalents was recorded in our Statement of Cash Flows. The Company has restated its March 31, 2003 consolidated balance sheet, the fiscal 2003 consolidated results of operations, the fiscal 2003 consolidated statement of cash flows and related footnote disclosures for the impact of accounting for the pension plan as a defined benefit plan and for the correction of the effect of exchange rates on cash and cash equivalents as follows:

	March 31, 2003
	As previously
	reported	As restated
BALANCE SHEET DATA:
Non-current deferred tax assets	$—	94,159
Total current liabilities	587,112	618,828
Accrued pension liability	—	241,208
Accumulated deficit	(3,163,156)	(3,245,329)
Accumulated other comprehensive loss	(407,243)	(503,835)
Total shareholders’ equity	4,820,392	4,641,627

	Year Ended March 31, 2003
	As previously
	reported	As restated
STATEMENT OF OPERATIONS DATA:
Cost of goods sold	1,599,978	1,594,008
Operating expenses
General and administrative	1,220,271	1,214,300
Research and development	2,067,725	2,061,754
Selling and marketing	1,142,834	1,136,863
Operating loss	(687,152)	(663,269)
Income before income taxes	41,214	65,097
Income tax benefit	—	(68,121)
Net income	41,214	133,218
Net income per common share
Basic	$0.01	$0.04
Diluted	$0.01	$0.03
CASH FLOW DATA:
Net cash provided by operating activities	292,647	645,619
Net cash used in investing activities	(72,401)	(71,093)
Net cash provided by financing activities	2,227,474	2,222,067
Effect of exchange rates on cash and cash equivalents	(117,860)	(466,733)

3.	Notes Payable

Notes payable consist of the following at March 31, 2004 and 2003:

	2004	2003
Mortgage note, monthly payments of $2,982 plus variable rate interest through November 2017 (rate at March 31, 2004—4.3%)	$493,327	469,075
Note payable, monthly payments of $542 plus fixed rate interest through August 2008 (rate until August 2008—4.4%)	28,694	31,204

	522,021	500,279
Less current maturities	42,301	37,492

	$479,720	462,787

Future payments of long-term debt for the years ended March 31, are as follows:

2005	$42,301
2006	42,301
2007	42,301
2008	42,301
Thereafter	352,817

$522,021

4.	Shareholders’ Equity

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

Stock Options. Pursuant to the Company’s three stock option plans, the Company has reserved 1,248,813 shares of its common stock for issuance to employees, Directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to five years. Options are granted at the discretion of the Directors and are exercisable in amounts equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death, or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	outstanding	per share
Balance at March 31, 2002	470,071	$4.82
Granted	446,500	1.10
Exercised	—	—
Cancelled	(74,660)	4.56

Balance at March 31, 2003	841,911	$2.87
Granted	80,000	2.59
Exercised	(23,931)	1.57
Cancelled	(53,627)	4.12

Balance at March 31, 2004	844,353	$2.80

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable
$ 0.90	1,200	3.58	—
1.10	406,200	3.42	155,100
1.50	26,666	0.67	26,666
2.25	30,000	9.00	6,000
2.40	146,158	2.50	146,158
2.80	50,000	4.00	50,000
3.00	6,668	0.08	6,668
5.25	3,333	1.33	3,333
6.75	35,000	1.30	35,000
6.96	19,999	0.83	19,999
7.50	114,129	0.67	114,129
10.50	5,000	1.17	5,000

	844,353		568,053

Warrants. In connection with the fiscal 2003 Rights Offering, warrants to purchase 798,213 shares of common stock were issued at an exercise price of $2.00 per share. At March 31, 2004, 774,613 of these warrants were outstanding and expire on July 31, 2004. As part of a consulting agreement with C.C.R.I. Corporation (CCRI), a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share was issued on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 was issued on November 2, 2003. At March 31, 2004 all of these warrants were outstanding and expire five years from date of issue.

Vendor Deposits. In September 2001, the Company executed an agreement with a vendor to manufacture a mold for one of the Company’s products. As consideration, the Company issued to the vendor 20,000 shares of its common stock in September 2001. The Company amended the agreement in September 2002 and issued an additional 20,000 shares of common stock to be held in escrow until completion of the mold. On November 3, 2003, the Company accepted the mold and recorded the fair value of the vested common stock aggregating $170,000 as an addition to property, plant and equipment.

Consulting Agreements. On April 1, 2003, the Company executed a consulting agreement with C.C.R.I. Corporation (CCRI) to provide investor relations and development services. The Company pays the Consultant a monthly fee of $4,000 plus expenses. CCRI received 35,000 shares of fully vested restricted common stock, and vested warrants to purchase 50,000 shares of common stock at an exercise price of $3.00 per share, and received vested warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share on November 2, 2003. The Company recorded the fair value of the common stock and the warrants aggregating $212,974, as of April 1, 2003, in shareholders’ equity as additional paid in capital and deferred compensation, which was fully amortized as of April 30, 2003. The balance is amortized over the 1-year service period. Also, the Company recorded the fair value of the additional warrants to acquire 50,000 of common stock aggregating $144,200, as of November 2, 2003, as deferred compensation in shareholders’ equity. This balance is amortized over the remaining 5 months of the 1-year service period. Stock-based compensation expense for CCRI agreement for the year ended March 31, 2004 aggregated $357,174.

On April 1, 2003, the Company executed a consulting agreement with Executive Advisory Group (EAG) to perform services for and on behalf of the Company. Mr. Sam B. Humphries, a Director of the Company, is President of EAG.

The Company pays EAG a monthly fee of $6,000 plus expenses. EAG also received stock options to purchase 50,000 shares of common stock, exercisable at $2.80 per share. The Company recorded the fair value of the stock options aggregating $115,839, as of April 1, 2003, as a deferred compensation in shareholders’ equity. The balance is amortized over the 1-year service period. Stock-based compensation expense for the EAG agreement for the year ended March 31, 2004 aggregated $115,839.

The options and warrants issued to EAG and CCRI to acquire an aggregate of 150,000 shares of common stock were fully vested upon issuance. The fair value of these instruments was determined using the Black-Scholes options pricing model with the following variables:

	April 1, 2003	November 2, 2003
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.93%	3.29%
Expected volatility	118%	113%
Expected life, in years	5.00	5.00

5.	Commitments and Contingencies

License Agreement. In December 1995, the Company obtained a license from a British surgeon, which became superseded by a subsequent agreement entered into by the parties in October 1998. Pursuant to this subsequent agreement, the Company received an absolute assignment of a patent relating to the Macroplastique Implantation System in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2004 and 2003 was $13,802 and $15,620, respectively.

Royalties. Under the terms of an agreement with former Officers and Directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $162,047 and $160,192 for the fiscal years ended March 31, 2004 and 2003, respectively.

In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.

Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2004, minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2005	$332,147
2006	234,847
2007	73,033
2008	16,107
2009	4,395

$660,529

Total rent expense paid for operating leases was $383,624 and $306,301 in fiscal 2004 and 2003, respectively.

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

6.	Savings and Retirement Plans

The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2004 and 2003 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $30,156 and $28,282 for the fiscal years ended March 31, 2004 and 2003, respectively. The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The Company’s UK subsidiary defined benefit plan accrued pension liability and periodic pension cost are not material to the Company’s consolidated financial statements. Pension plan assets are invested in insurance contracts.

The cost for the Company’s plan in The Netherlands include the following components for the years ended March 31, 2004 and 2003:

		2003
	2004	(restated)
Gross service cost, net of employee contribution	$80,388	63,365
Interest cost	52,714	32,009
Expected return on assets	(30,560)	(17,732)
Amortization	8,098	1,818

Net periodic retirement cost	$110,640	79,460

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2004 and 2003:

		2003
	2004	(restated)
Projected benefit obligation, beginning of year	$841,406	467,557
Service cost	80,388	63,365
Interest cost	52,714	32,009
Other	16,591	11,970
Actuarial result	33,284	125,673
Foreign currency translation	116,145	140,832

		2003
	2004	(restated)
Projected benefit obligation, end of year	$1,140,528	841,406

Plan assets, beginning of year	$478,942	185,263
Contributions to plan	162,782	182,291
Actual return on assets	(30,802)	42,782
Foreign currency translation	67,399	68,606

Plan assets, end of year	$678,321	478,942

The funded status of the Company’s pension retirement plans at March 31, 2004 and 2003, are as follows:

		2003
	2004	(restated)
Funded status	$(462,207)	(362,464)
Unrecognized net loss	312,556	196,815
Minimum pension liability	(153,525)	(75,559)

Accrued pension liability	$(303,176)	(241,208)

Major assumptions used in the above calculations include:

	2004	2003
Discount rate	5.25%	5.25%
Expected return on assets	4.50%	4.50%
Expected rate of increase in future compensation
- general	3%	3%
- individual	0%-3%	0%-3%

7.	Income Taxes

The components of income tax expense (benefit) for each of the years in the two-year period ended March 31, 2004 consist of the following:

		2003
	2004	(restated)
Income tax provision:
Current:
U.S. and state	$—	—
Foreign	232,025	—
Deferred:
U.S. and state	—	—
Foreign	(2,840)	(68,121)

Total income tax expense (benefit)	$229,185	(68,121)

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2004 and 2003 as follows:

		2003
	2004	(restated)
Statutory federal income tax	$(435,917)	22,133
State tax	(56,658)	9,000
Valuation allowance increase (decrease)	715,023	(101,317)
Other	6,737	2,063

	$229,185	(68,121)

Deferred taxes as of March 31, 2004 and 2003 consist of the following:

		2003
	2004	(restated)
Deferred tax assets:
Pension liability	$133,916	94,159
Other reserves and accruals	35,000	31,000
Deferred profit on intercompany sales	166,000	124,000
Net operating loss carryforwards	3,280,000	2,621,000

	3,614,916	2,870,159
Less valuation allowance	(3,491,023)	(2,776,000)

	$123,893	94,159

At March 31, 2004 the Company had U.S. net operating loss carryforwards (NOL) of approximately $8,787,000 for U.S. income tax purposes, which expire in 2012 through 2023, and NOL’s in the U.K. of approximately $228,000, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax assets and related valuation allowance increased by $715,000 and $85,000, respectively, in 2004 and 2003.

8.	Business Segment Information

The Company sells Macroplastique and the related ancillary products for use in augmenting soft tissues for the purpose of treating urinary incontinence and vesicoureteral reflux. At this time, sales are only made outside the United States because the Company has not yet made submissions to the FDA for regulatory approval to market its products in the United States. The Company’s current objectives are to focus on sales and marketing activities designed to increase market penetration and sales of Macroplastique for SUI, VUR, and of PTQ Implants in countries outside the U.S., and to efficiently and effectively execute the Macroplastique human clinical study for treatment of female SUI within the U.S. The Company also sells injectable implant products outside the United States for soft-tissue augmentation for specific indications in otolaryngology and plastic surgery applications under the name Bioplastique in limited markets. In addition, the Company sells specialized wound care products in The Netherlands and United Kingdom as a distributor. The Macroplastique product line accounts for 81% to 85%, respectively, of total net sales during fiscal 2004 and 2003.

Based upon the above, the Company has identified one reportable operating segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the years ended March 31, 2004 and 2003 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated
Fiscal 2004
Sales to customers	$—	5,156,440	1,524,953	(966,497)	5,714,896
Income tax expense	$—	220,672	—	8,513	229,185
Net income (loss)	$(1,808,753)	448,497	(26,970)	(124,067)	(1,511,293)
Long-lived assets At March 31, 2004	$263,019	788,343	19,754	—	1,071,116
Fiscal 2003 (restated)
Sales to customers	$—	4,648,981	1,841,460	(1,146,785)	5,343,656
Income tax benefit (restated)	$—	—	—	(68,121)	(68,121)
Net income (loss) (restated)	$(1,568,643)	1,577,017	(117,660)	242,504	133,218
Long-lived assets At March 31, 2003	$101,844	706,086	25,304	—	833,234