Form 10KSB, Exhibit 13
period 2005-03-31
UROPLASTY INC
filed 2005-06-29
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Consolidated Financial Statements
March 31, 2005 and 2004

TABLE OF CONTENTS

Page(s)

Reports of Independent Registered Public Accounting Firms	F-2 - F-3

Financial Statements:

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	F-7

Consolidated Statements of Cash Flows	F-8

Notes to Consolidated Financial Statements	F-9 - F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota

We have audited the consolidated balance sheet of Uroplasty, Inc. and Subsidiaries as of March 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the accompanying consolidated balance sheet of Uroplasty, Inc. and Subsidiaries as of March 31, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
July 26, 2004

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
Assets

Current assets:
Cash and cash equivalents	$1,492,684	$2,697,670
Accounts receivable, net	944,527	1,065,176
Income tax receivable	114,189	—
Inventories	547,476	519,130
Other	161,920	235,078

Total current assets	3,260,796	4,517,054

Property, plant, and equipment, net	1,040,253	1,071,116

Intangible assets, net of accumulated amortization of $225,090 and $222,014, respectively	39,100	51,495

Deferred tax assets	103,075	123,893

Total assets	$4,443,224	$5,763,558

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – long-term debt	$44,606	$42,301
Accounts payable	362,994	225,315
Accrued liabilities:
Compensation and payroll taxes	284,255	197,939
Income taxes	—	101,562
Foreign sales tax	181	13,130
Royalties	24,710	29,006
Clinical	12,702	52,767
Audit and tax-consulting	45,566	32,056
Legal	22,750	61,663
Other	88,518	89,396

Total current liabilities	886,282	845,135

Long-term debt – less current maturities:	461,265	479,720
Accrued pension liability	303,781	334,470

Total liabilities	1,651,328	1,659,325

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 4,699,597 and 4,584,802 shares issued and outstanding at March 31, 2005 and 2004, respectively	46,996	45,848
Additional paid-in capital	9,366,644	9,130,580
Accumulated deficit	(6,491,387)	(4,756,622)
Accumulated other comprehensive loss	(130,357)	(315,573)

Total shareholders’ equity	2,791,896	4,104,233

Total liabilities and shareholders’ equity	$4,443,224	$5,763,558

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2005 and 2004

	2005	2004
Net sales	$6,657,726	$5,714,896
Cost of goods sold	1,755,456	1,452,331

Gross profit	4,902,270	4,262,565

Operating expenses
General and administrative	2,260,240	2,069,568
Research and development	2,258,127	1,820,690
Selling and marketing	2,015,655	1,714,475

	6,534,022	5,604,733

Operating loss	(1,631,752)	(1,342,168)

Other income (expense)
Interest income	30,168	30,173
Interest expense	(25,934)	(21,995)
Foreign currency exchange gain (loss)	(15,744)	45,882
Other	—	6,000

	(11,510)	60,060

Loss before income taxes	(1,643,262)	(1,282,108)

Income tax expense	91,503	229,185

Net loss	$(1,734,765)	$(1,511,293)

Net loss per common share:
Basic and diluted	$(0.37)	$(0.33)

Weighted average common shares outstanding:
Basic and diluted	4,651,732	4,517,979

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2005 and 2004

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Accumulated	Vendor	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Deposit	Loss	Equity
Balance at March 31, 2003	4,488,971	$44,890	$8,457,901	$(3,245,329)	$(112,000)	$(503,835)	$4,641,627

Exercise of stock options	23,931	239	37,405	—	—	—	37,644

Warrants conversion	23,600	236	46,964	—	—	—	47,200

Employee retirement savings plan contribution	13,300	133	57,647	—	—	—	57,780

Non-employee stock-based consulting and compensation expense	35,000	350	472,663	—	—	—	473,013

Release of restricted common stock to vendor	—	—	58,000	—	112,000	—	170,000

Net loss	—	—	—	(1,511,293)	—	—	(1,511,293)

Translation adjustment	—	—	—	—	—	239,323	239,323

Additional pension liability	—	—	—	—	—	(51,061)	(51,061)

Total comprehensive loss							(1,323,031)

Balance at March 31, 2004	4,584,802	$45,848	9,130,580	(4,756,622)	—	(315,573)	4,104,233

Exercise of stock options	38,300	383	67,638	—	—	—	68,021

Warrants conversion	68,395	684	136,107	—	—	—	136,791

Employee retirement savings plan contribution	8,100	81	32,319	—	—	—	32,400

Net loss	—	—	—	(1,734,765)	—	—	(1,734,765)

Translation adjustment	—	—	—	—	—	150,505	150,505

Additional pension liability	—	—	—	—	—	34,711	34,711

Total comprehensive loss							(1,549,549)

Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$—	$(130,357)	$2,791,896

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(1,734,765)	$(1,511,293)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	144,911	140,884
Amortization	18,968	23,300
Loss on disposal of assets	3,751	—
Stock-based consulting expense	—	473,013
Deferred tax assets	23,680	(29,734)
Changes in operating assets and liabilities:
Accounts receivable	168,779	31,902
Inventories	21,896	40,217
Other current assets	78,867	(23,689)
Accounts payable	162,526	67,125
Accrued liabilities	(221,646)	163,893
Accrued pension liability	(38,909)	93,262
Additional pension liability	36,537	(51,061)

Net cash used in operating activities	(1,335,405)	(582,181)

Cash flows from investing activities:
Payments for property, plant and equipment	(74,966)	(115,352)
Payments relating to intangible assets	(7,277)	(26,581)

Net cash used in investing activities	(82,243)	(141,933)

Cash flows from financing activities:
Repayment of long-term debt	(43,356)	(40,419)
Net proceeds from issuance of common stock	204,812	84,844

Net cash provided by financing activities	161,456	44,425

Effect of exchange rates on cash and cash equivalents	51,206	1,378

Net decrease in cash and cash equivalents	(1,204,986)	(678,311)

Cash and cash equivalents at beginning of year	2,697,670	3,375,981

Cash and cash equivalents at end of year	$1,492,684	$2,697,670

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$24,751	$23,517
Cash paid during the year for income taxes	304,018	130,282

Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	32,400	57,780
Vesting of restricted shares for mold purchase	—	170,000
Minimum pension liability, net of tax	(34,711)	51,061

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005 and 2004

1.	Summary of Significant Accounting Policies

Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company has developed, and is developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. The Company currently sells its products outside of the United States and is pursuing regulatory approvals to market its products in the United States. The Company anticipates increasing its sales and marketing activities in the U.S. once it obtains such approvals. The FDA approval process can be costly, lengthy and uncertain.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. The Company sells its products to distributors who sell to other distributors and end users, and to end users in the United Kingdom. Sales to distributors were $4,700,000 and $3,800,000 in fiscal 2005 and 2004, respectively, or 70% and 66%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold product to the Company except for warranty claims. The Company offers customary product warranties. During fiscal 2005, two customers accounted for approximately 15% and 11% of the Company’s net sales. During fiscal 2004, the same two customers accounted for approximately 13% and 11% of the Company’s net sales.

Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable. Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition, and both historical and expected credit loss experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was $218,000 and $33,000 at March 31, 2005 and 2004, respectively.

Patents. Patents are stated at cost and are amortized over six years using the straight-line method.

Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2005 and 2004 the Company’s Dutch subsidiaries recorded income tax expense of $91,503 and $229,185 respectively, as they have fully utilized their net operating loss carryforwards. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, and the determination of recoverability of long-lived and intangible assets.

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

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2005 and 2004:

	2005	2004
Raw materials	$193,980	$138,920
Work-in-process	75,337	110,511
Finished goods	278,159	269,699

	$547,476	$519,130

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2005 and 2004:

	2005	2004
Land	$158,861	$150,652
Building	692,646	656,855
Equipment	1,391,516	1,369,847

	2,243,023	2,177,354

Less accumulated depreciation	(1,202,770)	(1,106,238)

	$1,040,253	$1,071,116

Depreciation is provided using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Intangible Assets. Intangible assets are comprised of patents and trademarks which are amortized on a straight-line basis over their estimated useful lives, generally six years.

Estimated annual amortization for these assets for the years ended March 31, are as follows:

2006	$15,414
2007	8,512
2008	5,756
2009	5,652
2010	3,369

Thereafter	397
$39,100

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2005 consist of property, plant and equipment. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2005 and 2004:

	2005	2004
FDA regulatory costs	$809,281	$745,690
Other research and development costs	1,448,846	1,075,000

	$2,258,127	$1,820,690

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

Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency gains (losses) of $(15,744) and $45,882 for the years ended March 31, 2005 and 2004, respectively.

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

Stock Option Plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have changed to the pro forma amounts shown below:

	2005	2004
Net loss - As reported	$(1,734,765)	$(1,511,293)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,321,745)	(253,374)

Net loss – Pro forma	$(4,056,510)	$(1,764,667)

Net loss per common share – As reported:
Basic and diluted	$(0.37)	$(0.33)

Net loss per common share – Pro forma:
Basic and diluted	$(0.87)	$(0.39)

The per share weighted-average fair value of stock options granted during 2005 and 2004 was $4.63 and $1.86, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.40%	2.93%
Expected volatility	117%	118%
Expected life, in years	7.40	5.00

Basic and Diluted Net Loss per Common Share. Basic per common share amounts are calculated by dividing net loss by the weighted-average common shares outstanding. Diluted per common share amounts are computed similar to basic per common share amounts except that the weighted-average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2005 and 2004, diluted shares were the same as basic shares since the effect options and warrants would have been anti-dilutive. The following options and warrants outstanding at March 31, 2005 and 2004 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive as follows:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2005	1,820,859	$0.90-10.50
March 31, 2004	1,718,966	$0.90-10.50

New Accounting Pronouncements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company does not believe the adoption of FASB Statement 154 will have a material effect on its financial position or results of operations.

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires the Company to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for the Company beginning in fiscal 2007. The Company does not expect adoption to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period and is effective for us beginning on April 1, 2006. The Company expects the provisions of SFAS 123(R) to result in a significant charge to compensation expense, as it currently does not recognize stock compensation expense in accordance with SFAS 123(R).

In March 2005, FASB Interpretation No.47 “FIN 47” was issued, which clarifies certain terminology as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. The Company believes the adoption of FIN 47 will have no impact on the financials of the Company, once adopted.

2.	Notes Payable

Notes payable consist of the following at March 31, 2005 and 2004:

	2005	2004
Mortgage note, monthly payments of $3,145 plus variable rate interest through November 2017 (rate at March 31, 2005—4.1%)	$482,467	$493,327

Note payable, monthly payments of $571 plus fixed rate interest through August 2008 (rate until August 2008—4.4%)	23,404	28,694

	505,871	522,021

Less current maturities	44,606	42,301

	$461,265	$479,720

Future approximate payments of long-term debt for the years ended March 31, are as follows:

2006	$44,606
2007	44,606
2008	44,606
2009	40,595
2010	37,738
Thereafter	293,720

$505,871

In March 2005, the Company entered into a business loan agreement with Venture Bank, pursuant to which it may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to the Company are due in March 2006, unless the bank renews the agreement. Amounts advanced to the Company accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. The Company is obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all of the Company’s assets. At March 31, 2005, the Company had no outstanding balances under the agreement.

3.	Shareholders’ Equity

Stock Options. The Company has reserved 1,928,811 shares of our common stock for issuance to employees, directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to five years. On January 2005, the Company granted 500,000 options to purchase common stock to certain officers with an expiration period of ten years from date of grant. Options are granted at the discretion of the directors and are exercisable in amounts equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	Outstanding	per share
Balance at March 31, 2003	841,911	$2.87
Granted	90,000	2.59
Exercised	(23,931)	1.57
Cancelled	(53,627)	4.12

Balance at March 31, 2004	854,353	2.80
Granted	1,047,400	5.24
Exercised	(38,300)	1.78
Cancelled	(142,594)	7.16

Balance at March 31, 2005	1,720,859	$3.96

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable
$0.90	1,200	2.58	400
1.10	396,400	2.42	237,800
2.25	30,000	8.00	12,000
2.40	144,192	1.50	144,192
2.80	50,000	3.00	50,000
3.50	10,000	3.50	10,000
3.75	5,000	4.25	5,000
4.10	500	4.83	250
5.19	500,000	9.75	150,000
5.25	3,333	0.33	3,333
5.30	541,900	4.75	270,950
6.75	35,000	0.30	35,000
10.50	3,334	0.67	3,334

	1,720,859		922,259

Warrants. In July 2002, the Company conducted a rights offering pursuant to which its stockholders purchased certain units consisting of shares of the Company’s common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, the Company suspended the exercise of the warrants when it delayed the filing of its annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004.

As part of a consulting agreement with CCRI Corporation (CCRI), the Company issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At March 31, 2005, all of these warrants were outstanding and expire five years from date of issue.

Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and accumulated additional pension liability as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2003	$(454,401)	$(49,434)	$(503,835)
Translation adjustment	239,323	—	239,323
Additional pension liability	—	(51,061)	(51,061)

Balance at March 31, 2004	(215,078)	(100,495)	(315,573)
Translation adjustment	150,505	—	150,505
Additional pension liability	—	34,711	34,711

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)

Consulting Agreements. On April 1, 2003, the Company executed a consulting agreement with CCRI to provide investor relations and development services. The Company pays CCRI a monthly fee of $4,000 plus expenses. CCRI received 35,000 shares of fully vested restricted common stock, and vested warrants to purchase 50,000 shares of common stock at an exercise price of $3.00 per share, and received vested warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share on November 2, 2003. The Company recorded the fair value of the common stock and the warrants aggregating $212,974, as of April 1, 2003, in shareholders’ equity as additional paid-in capital and deferred compensation, which was fully amortized as of April 30, 2003. The balance was amortized over the 1-year service period. Also, the Company recorded the fair value of the additional warrants to acquire 50,000 of common stock aggregating $144,200, as of November 2, 2003, as deferred compensation in shareholders’ equity. This balance was amortized over the remaining 5 months of the 1-year service period. Stock-based compensation expense for CCRI agreement for the year ended March 31, 2004 aggregated $357,174. On April 1, 2004, the Company extended the agreement for one year. The monthly fee of $4,000 plus expenses remained the same.

On April 1, 2003, the Company executed a consulting agreement with Executive Advisory Group (EAG) to provide general management advice and guidance as well as strategic and tactical planning services. Mr. Sam B. Humphries, at that time a director of the Company, was President of EAG. The Company paid EAG a monthly fee of $6,000 plus expenses and granted to EAG stock options to purchase 50,000 shares of common stock, exercisable at $2.80 per share. The Company fully amortized the fair value of the stock options in fiscal 2004. Stock-based compensation expense for the EAG agreement for the year ended March 31, 2004 aggregated $115,839. On April 1, 2004, the Company extended the agreement. The monthly fee of $6,000 plus expenses remained the same. This agreement was terminated on January 1, 2005, the date Mr. Humphries was appointed President and Chief Executive Officer of the Company.

The options and warrants issued to EAG and CCRI to acquire an aggregate of 150,000 shares of common stock were fully vested upon issuance. The fair value of these instruments was determined using the Black-Scholes options pricing model with the following variables:

	April 1, 2003	November 2, 2003
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.93%	3.29%
Expected volatility	118%	113%
Expected life, in years	5.00	5.00

4.	Commitments and Contingencies

Royalties. The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System from a British surgeon, in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2005 and 2004 was $18,042 and $13,802, respectively.

Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in

2010. Total expense recognized under the agreement was $181,598 and $162,047 for the fiscal years ended March 31, 2005 and 2004, respectively.

In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The Company paid CystoMedix an initial royalty payment of $225,000 and is paying an additional $250,000 in 12 monthly installments of $20,833. The Company will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.

Option for Asset Acquisition. CystoMedix has granted the Company an exclusive option to acquire CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by the Company. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of the Company’s common stock valued at the average of the closing bid price of the Company’s shares for the 20 trading days prior to its exercise of the option. The Company may exercise the option between January 2006 and June 2008. If the Company exercises the option, the Company will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. The Company would repay up to $1.1 million of the bridge loan advances at closing and would issue its common stock for the balance of the bridge loan based on the above option price. The Company also has certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of the Company’s option.

Purchase Requirements. The Company has agreed to purchase its entire requirement of product components from CL Medical. Contingent on U.S. FDA clearance of the product for U.S. sale, the Company also has specified minimum purchase requirements of $240,000 of units in the first year thereafter, increasing to approximately $1.9 million of units over a five year period, subject to periodic adjustment based on the value of the Euro.

Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2005, minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2006	$315,195
2007	94,588
2008	28,687
2009	4,635

$443,105

Total rent expense paid for operating leases was $386,614 and $383,624 in fiscal 2005 and 2004, respectively.

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

5.	Savings and Retirement Plans

The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2005 and 2004 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $32,481 and $30,156 for the fiscal years ended March 31, 2005 and 2004, respectively.

The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The Company’s UK subsidiary defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan.

The cost for the Company’s plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2005 and 2004:

	2005	2004
Gross service cost, net of employee contribution	$141,745	$102,564
Interest cost	89,031	71,165
Expected return on assets	(56,001)	(44,102)
Amortization	56,394	62,606

Net periodic retirement cost	$231,169	$192,233

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2005 and 2004:

	2005	2004
Projected benefit obligation, beginning of year	$1,503,534	$1,126,749
Service cost	141,745	102,564
Interest cost	89,031	71,165
Other	(11,759)	18,792
Actuarial result	254,618	18,387
Foreign currency translation	84,867	165,877

Projected benefit obligation, end of year	$2,062,036	$1,503,534

Plan assets, beginning of year	$998,620	$713,438
Contributions to plan	210,124	198,500
Benefits paid	(9,415)	(5,586)
Actual return on assets	(3,588)	(17,767)
Foreign currency translation	50,661	110,035

Plan assets, end of year	$1,246,402	$998,620

The funded status of the Company’s pension retirement plans at March 31, 2005 and 2004, are as follows:

	2005	2004
Funded status	$(815,634)	$(504,914)
Unrecognized net loss	638,684	296,909
Minimum pension liability	(103,122)	(153,525)

Accrued pension liability	$(280,072)	$(361,530)

Major assumptions used in the above calculations include:

	2005	2004
Discount rate	4.50-5.50%	5.25-5.75%
Expected return on assets	4.00-5.00%	4.50-5.00%
Expected rate of increase in future compensation
general	3%	3%
individual	0%-3%	0%-3%

6.	Income Taxes

The components of income tax expense for the years ended March 31, 2005 and 2004, consist of the following:

	2005	2004
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	79,585	232,025
Deferred:
U.S. and state	—	—
Foreign	11,918	(2,840)

Total income tax expense	$91,503	$229,185

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2005 and 2004 as follows:

	2005	2004
Statutory federal income tax benefit	$(589,820)	$(435,917)
State tax benefit	—	(56,658)
Valuation allowance increase	792,685	715,023
UK temporary differences not previously tax effected	(109,983)	—
Other	(1,379)	6,737

	$91,503	$229,185

Deferred taxes as of March 31, 2005 and 2004 consist of the following:

	2005	2004
Deferred tax assets:
Pension liability	$110,405	$133,916
Other reserves and accruals	70,619	35,000
Deferred profit on intercompany sales	186,166	166,000
Net operating loss carryforwards	4,018,044	3,280,000

	4,385,234	3,614,916

Less valuation allowance	(4,282,159)	(3,491,023)

	$103,075	$123,893

At March 31, 2005, the Company had U.S. net operating loss carryforwards (NOL) of approximately $10,857,000 for U.S. income tax purposes, which expire in 2012 through 2023, and NOL’s in the U.K. of $148,471, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $770,000 and $715,000, respectively in fiscal 2005 and 2004. The related valuation allowance increased by $791,000 and $715,000, respectively, in fiscal 2005 and 2004.

7.	Business Segment Information

The Company sells Macroplastique®, a soft tissue bulking material, for the treatment of urinary incontinence. In addition, the Company markets its soft tissue bulking material for additional indications, including for the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, the Company makes sales only outside the United States. The Company’s current objectives are to focus on obtaining U.S. regulatory approvals for Macroplastique and the I-Stop sling for treating stress urinary incontinence, or SUI, on obtaining U.S. regulatory approvals for the Urgent PC device for treating overactive bladder and on increasing market penetration and sales of Macroplastique for the treatment of SUI and vesicoureteral reflux and of PTQ™ Implants for the treatment of fecal incontinence in markets outside the U.S. The Company anticipates initiating marketing in the U.S. once it obtains the requisite approvals. The Macroplastique product line accounted for 76% and 81%, respectively, of total net sales during fiscal 2005 and 2004. In addition, the Company sells specialized wound care products in The Netherlands and United Kingdom as a distributor.

Based upon the above, the Company operates in only one reportable segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the years ended March 31, 2005 and 2004 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated
Fiscal 2005

Sales to customers	$—	$5,612,250	$1,703,365	$(657,889)	$6,657,726

Income tax expense	—	91,503	—	—	91,503

Net income (loss)	(1,855,416)	153,977	21,990	(55,316)	(1,734,765)

Long-lived assets at March 31, 2005	277,780	791,121	10,452	—	1,079,353

Fiscal 2004

Sales to customers	—	4,776,292	1,524,953	(586,349)	5,714,896

Income tax expense	—	220,672	—	8,513	229,185

Net income (loss)	(1,808,753)	448,497	(26,970)	(124,067)	(1,511,293)

Long-lived assets at March 31, 2004	314,514	788,343	19,754	—	1,122,611

8.	Subsequent Events

Warrants. As a result of the Company’s suspension of the exercise of the 706,218 warrants originally issued in July 2002, in April 2005, the Company granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 45 days after the effective date of a new registration statement that the Company currently plans to file covering the shares underlying these warrants. In April 2005, the Company recognized a liability of $1.4 million associated with the grant of these new warrants. The Company will report in earnings any subsequent change in the fair value of this liability.

Private Placement. In April 2005, we conducted a private placement of common stock in which we sold 2,147,142 shares of our common stock at a price per share of $3.50, together with warrants to purchase 1,180,928 shares of common stock, for an aggregate purchase price of approximately $7.5 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.

Legal Proceedings. The Company recently terminated the services of the former Vice President of Research and Development and Managing Director of its United Kingdom subsidiary. Although the individual has commenced no litigation against the Company, he has demanded up to €400,000 (approximately $500,000) in severance compensation under Dutch law. The Company has rejected this claim and intends to defend against it if the individual commences suit.

Dutch Pension Plan. The Company closed its Dutch defined benefit plan for new employees effective April 2005. As of that date, the Dutch subsidiary established a defined contribution plan.