Form 10KSB, Exhibit 13
period 2006-03-31
UROPLASTY INC
filed 2006-06-29
CIK 890846

Exhibit 13
UROPLASTY, INC. AND SUBSIDIARIES
Consolidated Financial Statements
March 31, 2006 and 2005
TABLE OF CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 – F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota
We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 27, 2006

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$1,563,433	$1,405,324
Short-term investments	1,137,647	87,360
Accounts receivable, net	716,587	944,527
Income tax receivable	270,934	114,189
Inventories	757,062	547,476
Other	353,178	161,920

Total current assets	4,798,841	3,260,796

Property, plant, and equipment, net	1,079,438	1,040,253

Intangible assets, net of accumulated amortization of $327,586 and $225,090, respectively	411,604	39,100

Deferred tax assets	111,361	103,075

Total assets	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – notes payable	$41,658	$44,606
Accounts payable	506,793	362,994
Accrued liabilities:
Compensation and payroll taxes	350,558	284,255
Sales tax	16,791	181
Royalties	12,748	24,710
Clinical	21,350	12,702
Audit and tax-consulting	109,255	45,566
Legal	24,791	22,750
Warrant liability	665,356	—
Other	382,488	88,518

Total current liabilities	2,131,788	886,282

Notes payable – less current maturities:	389,241	461,265
Accrued pension liability	473,165	303,781

Total liabilities	2,994,194	1,651,328

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,937,786 and 4,699,597 shares issued and outstanding at March 31, 2006 and 2005, respectively	69,378	46,996
Additional paid-in capital	14,831,787	9,366,644
Accumulated deficit	(11,034,100)	(6,491,387)
Accumulated other comprehensive loss	(460,015)	(130,357)

Total shareholders’ equity	3,407,050	2,791,896

Total liabilities and shareholders’ equity	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2006 and 2005

	2006	2005
Net sales	$6,142,612	$6,657,726
Cost of goods sold	1,837,716	1,755,456

Gross profit	4,304,896	4,902,270

Operating expenses
General and administrative	2,958,982	2,260,240
Research and development	3,324,201	2,258,127
Selling and marketing	3,399,896	2,015,655

	9,683,079	6,534,022

Operating loss	(5,378,183)	(1,631,752)

Other income (expense)
Warrant benefit	707,320	—
Interest income	142,379	30,168
Interest expense	(29,494)	(25,934)
Foreign currency exchange loss	(31,195)	(15,744)
Other	(413)	—

	788,597	(11,510)

Loss before income taxes	(4,589,586)	(1,643,262)

Income tax expense (benefit)	(46,873)	91,503

Net loss	$(4,542,713)	$(1,734,765)

Net loss per common share:
Basic and diluted	$(0.67)	$(0.37)

Weighted average common shares outstanding:
Basic and diluted	6,746,412	4,651,732
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2006 and 2005

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at March 31, 2004	4,584,802	$45,848	$9,130,580	$(4,756,622)	$(315,573)	$4,104,233

Exercise of stock options	38,300	383	67,638	—	—	68,021

Warrants conversion	68,395	684	136,107	—	—	136,791

Employee retirement savings plan contribution	8,100	81	32,319	—	—	32,400

Comprehensive loss:

Net loss	—	—	—	(1,734,765)	—

Translation adjustment	—	—	—	—	150,505

Additional pension liability	—	—	—	—	34,711
Total comprehensive loss						(1,549,549)

Balance at March 31, 2005	4,699,597	46,996	9,366,644	(6,491,387)	(130,357)	2,791,896

Proceeds from private placement	2,147,142	21,471	7,493,526	—	—	7,514,997

Cost of private placement	—	—	(934,679)	—	—	(934,679)

Reissuance of warrants	—	—	(1,372,676)	—	—	(1,372,676)

Warrant registration costs	—	—	(21,324)	—	—	(21,324)

Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977

Exercise of stock options	33,666	337	45,362	—	—	45,699

Extension of employee options after termination	—	—	104,531	—	—	104,531

Comprehensive loss:

Net loss	—	—	—	(4,542,713)	—

Translation adjustment	—	—	—	—	(206,356)

Additional pension liability	—	—	—	—	(123,302)
Total comprehensive loss						(4,872,371)

Balance at March 31, 2006	6,937,786	$69,378	$14,831,787	$(11,034,100)	$(460,015)	$3,407,050

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:

Net loss	$(4,542,713)	$(1,734,765)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	261,496	163,879
Loss on disposal of assets	1,343	3,751
Stock-based severance expense	104,531	—
Warrant benefit	(707,320)	—
Deferred tax assets	(16,015)	23,680
Changes in operating assets and liabilities:
Accounts receivable	163,701	168,779
Inventories	(280,505)	21,896
Other current assets	(362,009)	78,867
Accounts payable	158,381	162,526
Accrued liabilities	585,992	(221,646)
Accrued pension liability	192,759	(38,909)
Additional pension liability	(130,305)	36,537

Net cash used in operating activities	(4,570,664)	(1,335,405)

Cash flows from investing activities:
Purchase of short-term investments	(4,768,323)	(87,360)
Proceeds from short-term	3,718,036	—
Payments for property, plant and equipment	(252,238)	(74,966)
Payments relating to intangible assets	(454,167)	(7,277)

Net cash used in investing activities	(1,756,692)	(169,603)

Cash flows from financing activities:
Repayment of notes payable	(41,847)	(43,356)
Net proceeds from issuance of common stock and warrants	6,604,693	204,812

Net cash provided by financing activities	6,562,846	161,456

Effect of exchange rates on cash and cash equivalents	(77,381)	51,206

Net increase (decrease) in cash and cash equivalents	158,109	(1,292,346)

Cash and cash equivalents at beginning of year	1,405,324	2,697,670

Cash and cash equivalents at end of year	$1,563,433	$1,405,324

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$21,299	$24,751
Cash paid during the year for income taxes	$94,442	$304,018

Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	$—	$32,400
Shares issued for liquidated damages settlement	$150,977	$—
Additional pension liability, net of tax	$123,302	$(34,711)
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005
1.	Summary of Significant Accounting Policies
Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company has developed, and is developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. The Company currently sells its products in and outside of the United States and is pursuing regulatory approvals to market additional products in the United States. The Company recently staffed its sales and marketing organization in the United States. The Company is currently seeking FDA approval for one of its products and the regulatory process can be costly, lengthy and uncertain.
Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Sales to distributors were approximately $4,000,000 and $4,700,000 in fiscal 2006 and 2005, respectively, or 65% and 70%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. During fiscal 2006, two customers accounted for approximately 14% and 11% of the Company’s net sales. During fiscal 2005, the same two customers accounted for approximately 15% and 11% of the Company’s net sales.
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
Disclosures About Fair Value of Financial Instruments. The following methods and assumption were used to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:
•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The fair value of the Company’s notes payable are estimated based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2006 and 2005, the fair value of the Company’s notes payable approximated their carrying value.
Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.
Short-term Investments. Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments their cost approximates their fair market value.
Accounts Receivable. Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition, and both historical and expected credit loss experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was $42,000 and $218,000 at March 31, 2006 and 2005, respectively.
Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2006 and 2005 the Company’s Dutch subsidiaries recorded income tax expense (benefit) of $(46,873) and $91,503 respectively, as they have fully utilized their net operating loss carryforwards. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.
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
Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2006 and 2005:

	2006	2005
Raw materials	$340,268	$193,980
Work-in-process	26,183	75,337
Finished goods	390,611	278,159

	$757,062	$547,476

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2006 and 2005:

	2006	2005
Land	$148,402	$158,861
Building	662,882	692,646
Equipment	1,531,926	1,391,516

	2,343,210	2,243,023

Less accumulated depreciation	(1,263,772)	(1,202,770)

	$1,079,438	$1,040,253

Depreciation is provided using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and improvements are capitalized and depreciated over the shorter of their estimated useful service lives or the remaining lease term.
Intangible Assets. Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2006
		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value
Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

		March 31, 2005
Licensed technology	5	$26,290	$19,718	$6,572
Patents and inventions	6	237,900	205,372	32,528

		$264,190	$225,090	$39,100

Estimated annual amortization for these assets for the years ending March 31, are as follows:

2007	$99,000
2008	97,000
2009	96,000
2010	94,000
2011	26,000

$412,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2006 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
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
Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency losses of $31,195 and $15,744 for the years ended March 31, 2006 and 2005, respectively.
Stock-Based Compensation. The Company applies the intrinsic-value method under APB Opinion No. 25 (APB 25) to account for employee stock-based compensation. As such, compensation expense, if any, is determined on the date of grant if the current market price of the underlying stock exceeds the exercise price.
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

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have changed to the pro forma amounts shown below:

	2006	2005
Net loss – As reported	$(4,542,713)	$(1,734,765)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,062,324)	(2,321,745)

Net loss – Pro forma	$(7,605,037)	$(4,056,510)

Net loss per common share – As reported:
Basic and diluted	$(0.67)	$(0.37)

Net loss per common share – Pro forma:

Basic and diluted	$(1.13)	$(0.87)
In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. An option was considered “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is reflected in the 2006 proforma computation above.
The per share weighted-average fair value of stock options granted during 2006 and 2005 was $2.74 and $4.63, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	4.39%	3.40%
Expected volatility	116%	117%
Expected life, in years	6.52	7.40
Basic and Diluted Net Loss per Common Share. Basic per common share amounts are calculated by dividing net loss by the weighted-average common shares outstanding. Diluted per common share amounts are computed similar to basic per common share amounts except that the weighted-average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2006 and 2005, diluted shares were the same as basic shares since the effect options and warrants would have been anti-dilutive. The following options and warrants outstanding at March 31, 2006 and 2005 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2006	3,875,473	$0.90-10.50
March 31, 2005	1,820,859	$0.90-10.50
New Accounting Pronouncements.
Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.
In May 2005, the Financial Accounting Standard Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company does not believe the adoption of FASB Statement 154 will have a material effect on its financial position or results of operations.
Statement of Financial Accounting Standards No. 151, Inventory Costs
In November 2004, the FASB issued SFAS 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires the Company to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for the Company beginning in fiscal 2007. The Company does not expect adoption to have a material impact on its consolidated financial statements.
Statement of Financial Accounting Standards No. 123(R), Share-Based Payment,
In December 2004, FASB published Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.
This Statement will require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. We will be required to apply FAS 123(R) beginning in the first quarter of fiscal year 2007. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. We have adopted the modified prospective transition method beginning April 1, 2006. The pro forma compensation costs presented previously and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years.
In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to its employees, officers and directors. The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on at the acceleration date under APB 25. The Company does not expect the remaining outstanding options to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain outstanding options, that permit cashless exercise of the options, and certain options classified as liabilities, could result in a significant charge to compensation expense in future periods, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

2.	Notes Payable
Notes payable consist of the following at March 31, 2006 and 2005:

	2006	2005
Mortgage note, monthly payments of $2,938 plus interest through November 2017, 5 year fixed rate interest at 4.7% from May 2006 until April 2011 (rate at March 31, 2005—4.3%)	$415,422	$482,467

Note payable, monthly payments of $534 plus fixed rate interest through August 2008 (rate until August 2008—4.4%)	15,477	23,404

	430,899	505,871

Less current maturities	41,658	44,606

	$389,241	$461,265

Future approximate payments of long-term debt for the years ended March 31, are as follows:

2007	$42,000
2008	42,000
2009	38,000
2010	35,000
2011	35,000
Thereafter	239,000

$431,000

In March 2005, the Company entered into a business loan agreement with Venture Bank, pursuant to which it may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to the Company are due in March 2006, unless the bank renews the agreement. Amounts advanced to the Company accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. The Company is obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all of the Company’s assets. At March 31, 2006 and 2005, the Company had no outstanding balances under the agreement.
3.	Shareholders’ Equity
Stock Options. The Company has outstanding an aggregate of 1,888,327 options to purchase shares of common stock granted to employees, directors, consultants, and independent contractors under its various stock option plans.
The Company has outstanding 964,993 options to purchase shares of common stock granted under the 1995, 1997 and 2002 option plans. Options granted under these plans generally expire five years from date of grant and vest at varying rates ranging up to five years. There were no additional options granted under these plans subsequent to March 31, 2006. The Company terminated these plans, and no new options may be granted from these plans, upon adoption on May 3, 2006 of the 2006 Stock and Incentive Plan at a special meeting of the shareholders.
The Company has outstanding 923,334 options to purchase shares of common stock granted from outside of the 1995, 1997 and 2002 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.
The Company grants options at the discretion of the directors. Options are exercisable at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	Outstanding	per share
Balance at March 31, 2004	854,353	$2.80
Granted	1,047,400	5.24
Exercised	(38,300)	1.78
Cancelled	(142,594)	7.16

Balance at March 31, 2005	1,720,859	3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	$3.80

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable
$0.90	1,200	1.60	800
1.10	350,200	1.30	288,500
2.25	30,000	7.05	18,000
2.40	147,526	0.84	140,026
2.70	10,000	4.95	2,500
2.80	60,000	2.41	53,334
2.85	70,000	4.85	23,332
2.90	40,000	4.76	40,000
3.00	100,000	4.50	100,000
3.50	10,000	2.51	10,000
3.75	5,000	3.29	5,000
3.80	23,334	3.88	23,334
4.10	500	3.86	500
4.20	50,000	4.07	50,000
5.19	500,000	8.76	500,000
5.30	488,900	3.62	488,900
10.50	1,667	0.17	1,667

	1,888,327		1,745,893

In March, 2006, the Company granted a one year extension to certain option held by the former Chairman of the Board. As a result of this modification of terms, the fair value of the underlying options was remeasured using the Black-Scholes option-pricing model and additional compensation expense of approximately $105,000 was recorded.
Warrants. As a result of the Company’s suspension of the exercise of the 706,218 warrants originally issued in July 2002, in April 2005, the Company granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. As of March 31, 2006, the Securities and Exchange Commission had not declared this registration statement effective. In April 2005, the Company recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. The Company determined the fair value of these warrants using the Black-Scholes option-pricing model. The Company has since reduced the reported liability by approximately $707,000 due to the decrease in the fair value of these warrants from their date of issuance through March 31, 2006, which is reflected as warrant benefit in the 2006 statement of operations. The Company will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.
In connection with the Company’s April 2005 private placement, as of May 31, 2006, the Company issued 1,180,928 warrants to purchase shares of common stock and registered the public resale of the underlying shares for the security holders. The warrants are exercisable for five years at an exercise price of $4.75.
As part of a consulting agreement with CCRI Corporation, the Company issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At March 31, 2006, all of these warrants were outstanding and expire five years from date of issue.
Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and accumulated additional pension liability as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2004	(215,078)	(100,495)	(315,573)
Translation adjustment	150,505	—	150,505
Additional pension liability	—	34,711	34,711

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Additional pension liability	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)

4.	Commitments and Contingencies
Royalties. The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System from a British surgeon, in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2006 and 2005 was $14,091 and $18,042, respectively.
Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $154,287 and $181,598 for the fiscal years ended March 31, 2006 and 2005, respectively.
In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.
In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The Company paid CystoMedix an initial royalty payment of $225,000 and paid an additional $250,000 in 12 monthly installments of $20,833 through April 2006. The Company will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.
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
Purchase Requirements. The Company has agreed to purchase its entire requirement of I-Stop products from CL Medical. Under the agreements, the Company is required to purchase a minimum of $630,000 of units in the first 12-month period following January 1, 2006, increasing to $2.6 million of units in the fifth year of the agreement for an aggregate commitment of approximately $6.7 million of units over the five-year period, subject to periodic adjustment based on the value of the euro.
Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2006, approximate minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2007	$328,000
2008	217,000
2009	178,000
2010	144,000
2011	142,000
Thereafter	437,000

$1,446,000

Total rent expense paid for operating leases was $355,340 and $386,614 in fiscal 2006 and 2005, respectively.
Employment Agreements. The Company has entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. The Company provides for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement. This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave the employment of the Company for any reason and prohibits competition with the Company during the term of employment and for a specified term thereafter.
Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.
5.	Savings and Retirement Plans
The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2006 and 2005 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,407 and $32,481 for the fiscal years ended March 31, 2006 and 2005, respectively.
The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Dutch defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, the Dutch subsidiary established a defined contribution plan for new employees. The total contribution expense associated with the defined contribution plans in the The Netherlands and the United Kingdom was $46,079 for the fiscal year ended March 31, 2006.
The cost for the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2006 and 2005:

	2006	2005
Gross service cost, net of employee contribution	$170,319	$141,745
Interest cost	99,773	89,031
Management cost	23,112	—
Expected return on assets	(57,730)	(56,001)
Amortization	34,698	56,394

Net periodic retirement cost	$270,172	$231,169

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2006 and 2005:

	2006	2005
Projected benefit obligation, beginning of year	$2,062,036	$1,503,534
Service cost	170,319	141,745
Interest cost	99,773	89,031
Other	11,486	(11,759)
Actuarial result	278,123	254,618
Foreign currency translation	(145,785)	84,867

Projected benefit obligation, end of year	$2,475,952	$2,062,036

Plan assets, beginning of year	$1,246,402	$998,620
Contributions to plan	201,184	210,124
Benefits paid	—	(9,415)
Management cost	(23,112)	—
Actual return on assets	70,681	(3,588)
Foreign currency translation	(88,838)	50,661

Plan assets, end of year	$1,406,317	$1,246,402

The funded status of the Company’s pension retirement plans at March 31, 2006 and 2005, are as follows:

	2006	2005
Funded status	$(1,069,635)	$(815,634)
Unrecognized net loss	824,876	638,579
Minimum pension liability	(228,406)	(126,726)

Accrued pension liability	$(473,165)	$(303,781)

Major assumptions used in the above calculations include:

	2006	2005
Discount rate	4.25-5.00%	4.50-5.50%
Expected return on assets	4.00-5.00%	4.00-5.00%
Expected rate of increase in future compensation
general	3%	3%
individual	0%-3%	0%-3%
6.	Income Taxes
The components of income tax expense (benefit) for the years ended March 31, 2006 and 2005, consist of the following:

	2006	2005
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	(36,744)	79,585
Deferred:
U.S. and state	—	—
Foreign	(10,129)	11,918

Total income tax expense (benefit)	$(46,873)	$91,503

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2006 and 2005 as follows:

	2006	2005
Statutory federal income tax benefit	$(1,560,459)	$(589,820)
State tax benefit	26,822	—
Valuation allowance increase	1,437,790	792,685
UK temporary differences not previously tax effected	—	(109,983)
Other	48,974	(1,379)

	$(46,873)	$91,503

Deferred taxes as of March 31, 2006 and 2005 consist of the following:

	2006	2005
Deferred tax assets:
Pension liability	$93,368	$110,405
Other reserves and accruals	39,201	70,619
Deferred profit on intercompany sales	99,350	186,166
Net operating loss carryforwards	5,599,391	4,018,044

	5,831,310	4,385,234

Less valuation allowance	(5,719,949)	(4,282,159)

	$111,361	$103,075

At March 31, 2006, the Company had U.S. net operating loss carryforwards (NOL) of approximately $15,423,000 for U.S. income tax purposes, which expire in 2013 through 2024, and NOL’s in the U.K. of $212,000, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.
A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,447,000 and $770,000, respectively in fiscal 2006 and 2005. The related valuation allowance increased by $1,438,000 and $791,000, respectively, in fiscal 2006 and 2005.
On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for the company to repatriate earnings accumulated outside the U.S. by allowing the company to reduce its taxable income by 85 percent of certain eligible dividends received from non-U.S. subsidiaries by the end of the company’s fiscal year ended March 31, 2006. In order to benefit from this incentive, the company must reinvest the qualifying dividends in the U.S. under a domestic reinvestment plan approved by the chief executive officer and board of directors. During the year, the company repatriated approximately $926,000 from its foreign subsidiaries pursuant to the Act.
7.	Business Segment Information
The Company sells proprietary products for the treatment of voiding dysfunctions. Its current primary product is Macroplastique®, a soft tissue bulking material used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, all sales for the tissue bulking agent products are outside the United States. The Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005.
The U.S. Food and Drug Administration (FDA) 510(k) premarket clearance of the Company’s I-Stop™ polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence was received in August 2005. The Company distributes this product in the United States and the United Kingdom. In October 2005, the Company received U.S. FDA 510(k) premarket clearance of its Urgent® PC Neuromodulation System, a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The Company started selling the Urgent PC device in November 2005 in the United States, and in December 2005 in Europe and Canada. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. Sales for these product lines represented, in the aggregate, 14% and 8%, respectively, of the total net sales in fiscal 2006 and 2005.
Based upon the above, the Company operates in only one reportable segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the years ended March 31, 2006 and 2005 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated
Fiscal 2006

Sales to customers	$94,755	$4,830,203	$1,711,586	$(493,932)	$6,142,612

Income tax expense (benefit)	—	(46,873)	—	—	(46,873)

Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)

Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042

Fiscal 2005

Sales to customers	$—	$5,612,250	$1,703,365	$(657,889)	$6,657,726

Income tax expense	—	91,503	—	—	91,503

Net income (loss)	(1,855,416)	153,977	21,990	(55,316)	(1,734,765)

Long-lived assets at March 31, 2005	277,780	791,121	10,452	—	1,079,353
8.	Corporate Liquidity
The Company’s future liquidity and capital requirements will depend on numerous factors, including among other things, the timing and cost of obtaining FDA approval for Macroplastique and expanding the sales, marketing and distribution capabilities in the U.S. market. The Company will need to raise additional debt or equity financing to continue funding for product development and continued expansion of its sales and marketing activities, and ultimately, will need to achieve profitability and generate positive cash flows from operations. As such, the Company is exploring opportunities to raise additional capital in fiscal 2007, but there can be no guarantee that it will be successful. Aside from the recently established credit lines indicated below, the Company currently has no committed resources of, or other arrangements with respect to, additional financing. In the event that such required financing is not immediately available, management is prepared to curtail planned product development activities and other expenditures to ensure adequate working capital is available throughout fiscal 2007.
9.	Subsequent Events
In May 2006 the Company entered into a business loan agreement with Venture Bank. The agreement provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value; provided however, no amount can be borrowed if the consolidated equity declines below $0.5 million. The maximum $1 million can only be borrowed if the consolidated equity is not less than $1 million. For consolidated equity in excess of $0.5 million but less than $1 million, the maximum that can be borrowed is $250,000. Interest on the loan is charged at the rate of 1 percentage point over the prime rate; provided however the minimum interest rate charged may not be less than 7% per annum.
In June 2006, the Company also entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. In addition, Uroplasty BV, one of the Company’s subsidiaries’ entered into an arrangement with Rabobank of The Netherlands for a €200,000 (approximately $258,500) credit line.