Form 10KSB, Exhibit 13
period 2007-03-31
UROPLASTY INC
filed 2007-06-06
CIK 890846

Exhibit 13
UROPLASTY, INC. AND SUBSIDIARIES
Consolidated Financial Statements
March 31, 2007 and 2006
TABLE OF CONTENTS

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 – F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota
We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As disclosed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” on April 1, 2006, and also as disclosed in Note 1 to the consolidated financial statements on March 31, 2007, the Company adopted Statement of Financial Accounting Standard No. 158, “Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans”.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 6, 2007

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006
Assets

Current assets:
Cash and cash equivalents	$3,763,702	$1,563,433
Short-term investments	3,000,000	1,137,647
Accounts receivable, net	1,240,141	716,587
Income tax receivable	113,304	270,934
Inventories	823,601	757,062
Other	272,035	353,178

Total current assets	9,212,783	4,798,841

Property, plant, and equipment, net	1,431,749	1,079,438

Intangible assets, net of accumulated amortization of $431,097 and $327,586, respectively	308,093	411,604

Deferred tax assets	93,819	111,361

Total assets	$11,046,444	$6,401,244

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – long-term debt	$78,431	$41,658
Deferred rent – current	35,000	—
Accounts payable	544,507	506,793
Accrued liabilities:
Compensation	887,253	411,708
Restructuring reserve	221,259	—
Consulting fees and outside services	273	155,396
Warrant liability	—	665,356
Other	238,885	350,877

Total current liabilities	2,005,608	2,131,788

Long-term debt — less current maturities	427,382	389,241
Deferred rent – less current portion	214,381	—
Accrued pension liability	596,026	473,165

Total liabilities	3,243,397	2,994,194

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 11,614,330 and 6,937,786 shares issued and outstanding at March 31, 2007 and 2006, respectively	116,143	69,378
Additional paid-in capital	23,996,818	14,831,787
Accumulated deficit	(16,010,990)	(11,034,100)
Accumulated other comprehensive loss	(298,924)	(460,015)

Total shareholders’ equity	7,803,047	3,407,050

Total liabilities and shareholders’ equity	$11,046,444	$6,401,244

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2007 and 2006

	2007	2006
Net sales	$8,311,001	$6,142,612
Cost of goods sold	2,590,535	1,837,716

Gross profit	5,720,466	4,304,896

Operating expenses
General and administrative	3,199,500	2,958,982
Research and development	2,276,526	3,324,201
Selling and marketing	5,216,765	3,399,896

	10,692,791	9,683,079

Operating loss	(4,972,325)	(5,378,183)

Other income (expense)
Interest income	119,534	142,379
Interest expense	(38,096)	(29,494)
Warrant benefit (expense)	(29,068)	707,320
Foreign currency exchange gain (loss)	26,610	(31,195)
Other, net	62,791	(413)

	141,771	788,597

Loss before income taxes	(4,830,554)	(4,589,586)

Income tax expense (benefit)	146,336	(46,873)

Net loss	$(4,976,890)	$(4,542,713)

Basic and diluted loss per common share	$(0.58)	$(0.67)

Weighted average common shares outstanding:
Basic and diluted	8,591,454	6,746,412
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2007 and 2006

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$(130,357)	$2,791,896

Proceeds from private placement, net of costs of $934,679	2,147,142	21,471	6,558,847	—	—	6,580,318

Reissue of warrants plus registration costs of $21,234	—	—	(1,394,000)	—	—	(1,394,000)

Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977

Proceeds from exercise of stock options	33,666	337	45,362	—	—	45,699

Extension of employee options after termination	—	—	104,531	—	—	104,531

Comprehensive Loss	—	—	—	(4,542,713)	(329,658)	(4,872,371)

Balance at March 31, 2006	6,937,786	69,378	14,831,787	(11,034,100)	(460,015)	3,407,050

Proceeds from private placement, net of costs of $275,305	1,389,999	13,900	1,795,844	—	—	1,809,744

Proceeds from follow-on offering, net of costs of $562,872	2,430,000	24,300	4,272,878	—	—	4,297,178

Proceeds from exercise of warrants, net of registration costs of $13,473	662,942	6,629	1,305,782	—	—	1,312,411

Reclassification of warrant liability to equity upon exercise of warrants	—	—	694,424	—	—	694,424

Proceeds from exercise of stock options	175,849	1,758	305,379	—	—	307,137

Employee Retirement Savings Plan Contribution	17,754	178	44,207	—	—	44,385

Share-Based Compensation	—	—	746,517	—	—	746,517

Comprehensive Loss	—	—	—	(4,976,890)	161,091	(4,815,799)

Balance at March 31, 2007	11,614,330	$116,143	$23,996,818	$(16,010,990)	$(298,924)	$7,803,047

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net loss	$(4,976,890)	$(4,542,713)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	299,849	261,496
Loss (gain) on disposal of equipment	(3,568)	1,343
Warrant expense (benefit)	29,068	(707,320)
Stock-based consulting expense	61,972	—
Stock-based compensation expense	684,545	—
Stock-based severance expense	—	104,531
Deferred income taxes	20,230	(16,015)
Deferred rent	(32,083)	—
Changes in operating assets and liabilities:
Accounts receivable	(447,709)	163,701
Inventories	21,114	(280,505)
Other current assets and income tax receivable	278,394	(362,009)
Accounts payable	17,229	158,381
Accrued liabilities	429,919	585,992
Accrued pension liability, net	81,611	62,454

Net cash used in operating activities	(3,536,319)	(4,570,664)

Cash flows from investing activities:
Purchases of short-term investments	(3,020,220)	(4,768,323)
Proceeds from sales of short-term investments	1,157,867	3,718,036
Purchases of property, plant and equipment	(196,417)	(252,238)
Proceeds from sales of equipment	4,294	—
Payments for intangible assets	—	(454,167)

Net cash used in investing activities	(2,054,476)	(1,756,692)

Cash flows from financing activities:
Proceeds from long-term obligations	211,000	—
Repayment of long-term obligations	(177,838)	(41,847)
Proceeds from issuance of common stock and warrants and exercise of options	7,726,470	6,604,693

Net cash provided by financing activities	7,759,632	6,562,846

Effect of exchange rates on cash and cash equivalents	31,432	(77,381)

Net increase in cash and cash equivalents	2,200,269	158,109

Cash and cash equivalents at beginning of year	1,563,433	1,405,324

Cash and cash equivalents at end of year	$3,763,702	$1,563,433

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$31,693	$21,299
Cash paid (received) during the year for income taxes	$(54,859)	$94,442

Supplemental disclosure of non-cash financing and investing activities:
Employee retirement savings plan contribution issued in common shares	$44,385	$—
Shares issued for liquidated damages settlement	—	150,977
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	280,000	—
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006
1. Summary of Significant Accounting Policies
Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary and fecal incontinence and overactive bladder symptoms. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. The Company sells its products in and outside of the United States. In fiscal 2007, the Company expanded its sales, marketing and reimbursement organizations in the U.S. to market the products directly to the customers. The Company had minimal sales to customers in the U.S. in fiscal 2006.
Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped to the customer. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. Two customers accounted for approximately 10% each of the Company’s net sales in fiscal 2007. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of the Company’s net sales.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, the determination of recoverability of long-lived and intangible assets, share-based compensation, defined benefit pension plans, and income taxes.
Disclosures About Fair Value of Financial Instruments. The Company used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:
•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The Company has estimated the fair value of its notes payable based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2007 and 2006, the fair value of the Company’s notes payable approximated their carrying value.
Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.
Short-term Investments. Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value.
Accounts Receivable. The Company carries its accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition and historical and expected credit loss experience. The Company writes off accounts receivable when deemed uncollectible. The Company records recoveries of accounts receivable previously written off when received. The allowance for doubtful accounts was $7,000 and $42,000 at March 31, 2007 and 2006, respectively.

Inventories. The Company states inventories at the lower of cost (first-in, first-out method) or market (net realizable value). The inventory reserve was $229,000 and $100,000 at March 31, 2007 and 2006, respectively. Inventories consist of the following at March 31, 2007 and 2006:

	2007	2006
Raw materials	$254,988	$340,268
Work-in-process	20,773	26,183
Finished goods	547,840	390,611

	$823,601	$757,062

We purchase several medical grade materials and other components for use in our finished products from single source suppliers meeting our quality and other requirements. Although we believe our supply sources could be replaced if necessary without due disruption, it is possible that the process of qualifying new suppliers could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.
Property, Plant, and Equipment. The Company carries property, plant, and equipment at cost, which consist of the following at March 31, 2007 and 2006:

	2007	2006
Land	$163,383	$148,402
Building	729,798	662,882
Leasehold improvements	690,413	369,741
Equipment	1,339,892	1,162,185

	2,923,486	2,343,210

Less accumulated depreciation	(1,491,737)	(1,263,772)

	$1,431,749	$1,079,438

The Company provides for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. The Company charges maintenance and repairs to expense as incurred. The Company capitalizes renewals and improvements and depreciates them over the shorter of their estimated useful service lives or the remaining lease term.
Intangible Assets. Intangible assets are comprised of patents and licensed technology which the Company amortizes on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2007
		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value
Licensed technology	5	$501,290	$208,373	$292,917
Patents and inventions	6	237,900	222,724	15,176

		$739,190	$431,097	$308,093

		March 31, 2006
Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC product. Under this license agreement, the Company paid CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and agreed to pay a 7% royalty on product sales to the extent the cumulative royalty amount exceeds $250,000. The Company has capitalized the aggregate payment as licensed technology. The Company did not owe any royalty payments to CystoMedix in fiscal 2007.
Estimated annual amortization for these assets for the years ending March 31, is as follows:

2008	$101,000
2009	101,000
2010	98,000
2011	8,000

$308,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2007 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the Company may not recover the carrying amount of an asset. The Company measures recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows the Company expects to generate by the asset. If the Company considers such assets impaired, the Company measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
The Company recognized impairment of $3,000 in relation to its announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota.
Product Warranty. The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, the Company repairs or replaces products it deems defective due to material or workmanship. The Company recognized warranty expense of $26,000 and $0 for the years ended March 31, 2007 and 2006, respectively.
Deferred Rent. The Company entered into an eight-year operating lease agreement, effective May 2006, for its corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. The Company recorded this incentive as deferred rent and amortizes it as a reduction in lease expense over the lease term. The Company amortizes leasehold improvements and charges them to expense over the shorter of the asset life or the lease term.
Foreign Currency Translation. The Company translates all assets and liabilities using period-end exchange rates and statements of operations items using average exchange rates for the period. The Company records the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. The Company recognizes foreign currency transaction gains and losses currently in its consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. The Company recognizes unrealized gains and losses on long-term inter-company obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.
The Company recognizes exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as on account of their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency gain (loss) of $27,000 and $(31,000) for the years ended March 31, 2007 and 2006, respectively.
Stock-Based Compensation. On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment–Revised 2004,” or SFAS 123(R), using the modified prospective transition method. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.
Under the modified prospective method, the Company recognized share-based employee compensation cost using the fair-value based method for all new awards granted on or after April 1, 2006 and to awards granted prior to April 1, 2006 that were subsequently modified, repurchased or canceled. The Company recognized compensation costs for unvested stock options and awards that were outstanding as of the April 1, 2006 adoption date, over the remaining requisite service period based on the grant-date fair value of those options and awards as previously calculated under the pro-forma disclosures pursuant to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation, or SFAS 123.” The Company did not restate the prior period to reflect the impact of adopting SFAS 123(R). Also, see Note 3 to the consolidated financial statements for accelerated vesting of certain options in February 2006. As a result of adopting SFAS 123(R) on April 1, 2006, the net loss and net loss per common share for the year ended March 31, 2007 were $685,000 and $0.08 higher, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.
The following table illustrates the effect on net loss and net loss per common share had the Company accounted for stock-based compensation in accordance with SFAS 123 for fiscal 2006:

Net loss — As reported	$(4,542,713)
Deduct: Pro forma stock-based employee compensation expense determined under fair value-based method	(3,062,324)

Net loss — Pro forma	$(7,605,037)

Net loss per common share – As reported:
Basic and diluted	$(0.67)
Net loss per common share – Pro forma:
Basic and diluted	$(1.13)
The above pro forma effects on net loss and net loss per common share are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year. The effects of future periods would also be affected by the February 2006 accelerated vesting of options (see Note 3 to the consolidated financial statements).
Income Taxes. The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using enacted tax rates it expects to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. During fiscal 2007 and 2006 the Company’s Dutch subsidiary recorded income tax expense (benefit) of approximately $146,000 and $(47,000) respectively. The Company’s U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.
Basic and Diluted Net Loss per Common Share. The Company calculates basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. The Company computes diluted per common share amounts similar to basic per common share amounts except that the Company increases weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2007 and 2006, diluted shares were the same as basic shares since the effect on options and warrants would be anti-dilutive. The Company excluded the following options and warrants outstanding at March 31, 2007 and 2006 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2007	4,336,344	$1.10–5.30
March 31, 2006	3,875,473	$0.90-10.50
New Accounting Pronouncements
In March 2006, the FASB released EITF Issue No. 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” or EITF Issue 06-3. EITF Issue 06-3 concluded that the presentation of sales, use, value-added and certain excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed in the financial statements. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF Issue 06-3 is effective for periods beginning after December 15, 2006.

The Company’s accounting policy is to present sales on a net basis, and accordingly, adoption of EITF Issue 06-3 did not have a material effect on its consolidated financial statements.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position be recognized in financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact, if any, of adopting FIN 48 on its consolidated financial statements.
In September 2006, the FASB issued Statement 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.
In September 2006, the FASB issued Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 amends SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions and SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. SFAS 158 requires prospective application, and the recognition and disclosure requirements became effective for the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2007. The Company adopted SFAS 158 as further discussed in Note 5, Savings and Retirement Plans, to the consolidated financial statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. Adoption of SAB 108, effective for the Company’s fiscal year ended March 31, 2007, did not have a material impact on the Company’s consolidated financial statements.
In February 2007, FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report in earnings unrealized gains and losses on items for which it has elected the fair value option. This statement is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the company has also elected to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.
2. Notes Payable
Notes payable consist of the following at March 31, 2007 and 2006:

	2007	2006
$100,000 secured note, monthly payments $3,151, inclusive of interest, through June 2009, at a fixed interest rate of 8.25% per annum.	$77,280	$—

Mortgage note, monthly payments of $3,234 plus interest through December 2017, at a fixed interest rate of 4.7% per annum from May 2006 through April 2011.	418,565	415,422

Note payable, monthly payments of $588 plus interest through August 2008 at a fixed rate of 4.4% per annum.	9,968	15,477

	$505,813	$430,899

Less current maturities	78,431	41,658

	$427,382	$389,241

Approximate future amounts of principal payments of long-term debt for the years ended March 31, are as follows:

2008	$78,000
2009	77,000
2010	48,000
2011	39,000
2012	39,000
Thereafter	225,000

$506,000

In October 2006, the Company amended its business loan agreement with Venture Bank. The amended agreement provided for a credit line of up to $500,000 secured by the Company’s assets and was set to expire in April 2007 if not renewed. Under this agreement, the Company could borrow up to 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value. The bank charged interest on the loan at the rate of one percentage point over the prime rate (8.25% on March 31, 2007), subject to a minimum interest rate of 7% per annum.
In addition, Uroplasty BV, the Company’s subsidiary, entered into an agreement with Rabobank of The Netherlands for a €500,000 (approximately $667,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on March 31, 2007), subject to a minimum interest rate of 3.5% per annum.
At March 31, 2007 and 2006, the Company had no outstanding balances under the credit agreements.
3. Shareholders’ Equity
Stock Options. The Company has outstanding 986,866 options to purchase shares of common stock granted under the 1995, 2002 and 2006 option plans. Options granted under these plans generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to five years. The Company froze the 1995 and 2002 plans and cannot grant any new options from these plans, upon adoption by the shareholders of the 2006 plan.
The Company has outstanding 1,183,000 options to purchase shares of common stock, not granted under the 1995, 2002 and 2006 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.
The Company grants options at the discretion of the directors. Holders may exercise options at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.
The following table summarizes the activity related to the Company’s stock options in fiscal 2007:

		Weighted Avg.	Aggregate
	Number of Shares	Exercise Price	Intrinsic Value
Balance at March 31, 2005	1,720,859	$3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	3.80
Options granted	686,000	2.46
Options exercised	(175,849)	1.75
Options surrendered	(228,612)	3.10

Balance at March 31, 2007	2,169,866	$3.62	$1,125,000

Options exercisable at March 31, 2007	1,666,282	$3.95	$759,000

The weighted average fair value of stock options granted during 2007 and 2006 was $2.02 and $2.74, respectively. The weighted average fair value of stock options vested during 2007 and 2006 was $3.24 and $3.86, respectively. The total intrinsic value of options exercised during the years ended March 31, 2007 and 2006 was $170,600 and $56,000, respectively.
The following table summarizes information about stock options outstanding at March 31, 2007:

		Weighted
		average
	Number	remaining
Exercise	of shares	life in	Number
price	outstanding	years	exercisable
$1.10	251,000	0.43	251,000
1.82	135,000	4.41	45,000
2.10	10,000	4.17	2,500
2.25	18,000	0.41	18,000
2.40	10,000	3.99	5,000
2.47	10,000	2.15	0
2.50	300,000	9.14	100,000
2.52	10,000	4.66	2,500
2.63	98,000	6.85	0
2.70	10,000	0.13	5,000
2.75	30,000	2.57	30,000
2.80	53,000	0.62	50,750
2.85	61,666	2.04	29,999
2.90	10,000	4.58	3,333
3.00	100,000	8.63	100,000
3.45	40,000	2.92	0
3.50	10,000	1.51	10,000
3.75	5,000	2.29	5,000
3.80	20,000	3.51	20,000
4.10	500	2.86	500
4.20	25,000	0.15	25,000
5.19	500,000	7.76	500,000
5.30	462,700	2.48	462,700

	2,169,866		1,666,282

The Company determines the fair value of the option awards using the Black-Scholes option pricing model. The Company used the following weighted-average assumptions to value the options granted in fiscal 2007 and 2006.

	2007	2006
Expected life in years	6.92	6.52
Risk-free interest rate (%)	4.92%	4.39%
Expected volatility (%)	102.5%	116%
Expected dividend yield	0%	0%
The expected life selected for options granted represents the period of time the Company expects options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant.

Expected volatility is based upon historical volatility of the Company’s stock. The Company estimated the forfeiture rate for stock awards to range from 0% to 8.7% in 2007 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.
As of March 31, 2007 the Company had approximately $693,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average period of approximately 1.8 years.
Proceeds from exercise of stock options were $307,000 and $45,700 in fiscal 2007 and 2006, respectively.
Accelerated Vesting. In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. The Company considered an option “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The Company accelerated the vesting of options in fiscal 2006 to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB Opinion No. 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would otherwise recognize over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is included in the fiscal 2006 pro forma net loss computation shown in Note 1 to the consolidated financial statements.
Warrants. As of March 31, 2007, the Company had issued and outstanding warrants to purchase an aggregate of 2,166,478 common shares, at a weighted average exercise price of $3.79.
In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, the Company issued five-year warrants to purchase 1,180,928, 764,500, 121,050 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.
As part of a consulting agreement with CCRI Corporation, the Company issued five-year warrants in April 2003 and November 2003, each to purchase 50,000 shares of common stock at a per share price of $3.00 and $5.00, respectively.
Proceeds from exercise of warrants were approximately $1.3 million and $0 in fiscal 2007 and 2006, respectively.
In April 2005, the Company recognized a liability and an equity charge of $1.4 million associated with the reissue of certain warrants. At each subsequent reporting period, the Company recognized in other income (expense) the change in fair value of the warrants due to the change in the value of the Company’s common stock issuable upon exercise of these warrants. In March 2007, upon exercise of the warrants and at the end of warrant exercise period, the Company reclassified a warrant liability of $0.7 million to equity.
Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and pension related items as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Pension related	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)
Translation adjustment	178,359	—	178,359
Pension related	—	(17,268)	(17,268)

Balance at March 31, 2007	$(92,570)	$(206,354)	$(298,924)

4. Commitments and Contingencies
Restructuring Reserve. In the fourth quarter of fiscal 2007, the Company announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota. At March 31, 2007, the Company has provided a restructuring reserve of $221,259, related to severance pay for three employees.
Royalties. The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. The Company recognized an aggregate of $180,000 and $168,000 of royalty expense, under these agreements in fiscal 2007 and 2006, respectively.
In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC product. The agreement required the Company to pay CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and a 7% royalty payment on product sales to the extent the cumulative royalty amount exceeds $250,000. In April 2007, the Company acquired from CystoMedix certain intellectual property assets related to the Urgent PC product and terminated the April 2005 exclusive manufacturing and distribution agreement (see Note 9, Subsequent Events).
Purchase Requirements. The Company has an exclusive distribution agreement with CL Medical through December 2010, allowing the Company to market and sell the I-Stop urethral sling in the United Kingdom. Under the agreement, the Company is required to purchase a minimum of $347,000 of units in calendar 2007, increasing to $500,000 of units in calendar 2010, for an aggregate commitment of approximately $2 million of units over the calendar period 2007 to 2010, subject to periodic adjustment based on the value of the euro. In addition, the Company has commitments, generally for periods of less than two years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.
Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2007, approximate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year are as follows:

2008	$271,000
2009	239,000
2010	187,000
2011	185,000
2012	184,000
Thereafter	307,000

$1,373,000

Total operating lease expenses were $392,000 and $355,000 in fiscal 2007 and 2006, respectively.
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
Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, the Company faces an inherent risk of liability for claims alleging adverse effects to the patient. The Company currently carries $2 million of worldwide product liability insurance. There can be no assurance, however, that the Company’s existing insurance coverage limits are adequate to protect it from any liabilities it might incur.

5. Savings and Retirement Plans
The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2007 and 2006 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,385 and $0 for the fiscal 2007 and 2006, respectively.
The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Netherlands defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, The Netherlands subsidiary established a defined contribution plan for new employees. The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $52,704 and $46,079 for fiscal 2007 and 2006, respectively.
On March 31, 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. The adoption of SFAS 158 had the following impact on individual captions in its consolidated balance sheet as of March 31, 2007:

	Before Adoption of		After Adoption of
	SFAS 158	Adjustments	SFAS 158
Deferred Tax Assets, non current	$59,250	$34,570	$93,820

Accrued Pension Liability	460,457	135,569	596,026

Accumulated additional pension liability	$(206,376)	$22	$(206,354)
In the fourth quarter of fiscal 2007, the Company announced a plan to restructure its manufacturing operations. The restructuring resulted in a curtailment of $98,146 in the projected benefit obligation and a curtailment gain, recognized as a reduction in net periodic benefit cost, of $205,441 in fiscal 2007.
As of March 31, 2007 and 2006, the Company held all the assets of the U.K. and The Netherlands pension plans in Swiss Life Insured Assets.
The Company projects the following pension benefit payments, which reflect expected future service, for the U.K., and the Netherlands defined benefit plans, for the fiscal year ended March 31 2007:

2008	$219
2009	469
2010	753
2011	1,077
2012	1,446
2013 to 2017	138,026

$141,990

The Company expects to contribute approximately $299,396 to the U.K. and The Netherlands defined benefit pension plans during fiscal 2008. In The Netherlands no contributions were made to the plan in the year ended March 31, 2007.
The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2007 and 2006:

	2007	2006
Changes in benefit obligations:
Projected benefit obligation, beginning of year	$2,475,952	$2,062,036
Service cost	185,494	170,319
Interest cost	124,605	99,773
Other	21,961	11,486
Actuarial result	(465,301)	278,123
Curtailment	(98,146)	—
Plan amendment	(700,319)	—
Foreign currency translation	226,107	(145,785)

Projected benefit obligation, end of year	$1,770,353	$2,475,952

Changes in plan assets:
Plan assets, beginning of year	$1,406,317	$1,246,402
Contributions to plan	43,918	201,184
Benefits paid	—	—
Management cost	(27,783)	(23,112)
Actual return on assets	(385,737)	70,681
Foreign currency translation	137,613	(88,838)

Plan assets, end of year	$1,174,328	$1,406,317

The funded status of the Company’s pension retirement plans at March 31, 2007 and 2006, are as follows:

	2007	2006
Funded status	$(596,026)	$(1,069,635)
Unrecognized net transition obligation (assets)	—	—
Unrecognized net actuarial loss (gain)	755,358	824,876
Unrecognized prior service costs (benefit)	(514,413)	(228,406)

Net amount recognized	$(355,081)	$(473,165)

The amount recognized in other comprehensive income at March 31, consists of:

	2007	2006
Unrecognized net transition cost	$—	$—
Unrecognized net prior service (benefit)/cost	(514,413)	—
Unrecognized net (gains)/losses	755,359	228,406

Additional Other Comprehensive Income	$240,946	$228,406

Information for the Company’s plans with an accumulated benefit obligation in excess of plan assets at March 31, 2007 and 2006 is as follows:

	2007	2006
Projected benefit obligation	1,770,353	2,475,952
Accumulated benefit obligation	1,437,953	1,880,195
Fair value of plan assets	1,174,328	1,406,317
The cost of the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2007 and 2006:

	2007	2006
Gross service cost, net of employee contribution	$185,494	$170,319
Interest cost	124,605	99,773
Management cost	24,375	23,112
Expected return on assets	(71,557)	(57,730)
Curtailment gain	(205,441)	—
Amortization	42,691	34,698

Net periodic retirement cost	$100,167	$270,172

Major assumptions used in the above calculations include:

	2007	2006
Discount rate	4.90-5.30%	4.25-5.00%
Expected return on assets	4.90-5.00%	4.00-5.00%
Expected rate of increase in future compensation:
general	3%	3%
individual	0%-3%	0%-3%
6. Income Taxes
The components of income tax expense (benefit) for the years ended March 31, 2007 and 2006, consist of the following:

	2007	2006
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	122,811	(36,744)
Deferred:
U.S. and state	—	—
Foreign	23,525	(10,129)

Total income tax expense (benefit)	$146,336	$(46,873)

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2007 and 2006 as follows:

	2007	2006
Statutory federal income tax benefit	$(1,643,365)	$(1,560,459)
Foreign tax	(57,766)	26,822
Valuation allowance increase	1,363,043	1,437,790
Other	484,424	48,974

	$146,336	$(46,873)

Deferred taxes as of March 31, 2007 and 2006 consist of the following:

	2007	2006
Deferred tax assets:
Pension liability	$106,828	$93,368
Stock option	246,959	—
Other reserves and accruals	105,209	39,201
Deferred profit on intercompany sales	202,590	99,350
Net operating loss carryforwards	6,515,226	5,599,391

	7,176,812	5,831,310

Less valuation allowance	(7,082,993)	(5,719,949)

	$93,819	$111,361

At March 31, 2007, the Company had U.S. net operating loss carryforwards (NOL) of approximately $18 million for U.S. income tax purposes, which expire in 2014 through 2025, and NOLs in the U.K. of $199,000, which the Company can carry forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. The Company believes that the issuance of its common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, the Company’s ability to use NOL tax attributes generated prior to December 2006 may be limited.
The Company provides for a valuation allowance when it is more likely than not that the Company will not realize a portion of the deferred tax assets. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,346,000 and $1,447,000, respectively in fiscal 2007 and 2006. The related valuation allowance increased by $1,363,000 and $1,438,000, respectively, in fiscal 2007 and 2006.
The Company has not provided for U.S. deferred income taxes at March 31, 2007 for the undistributed earnings from non-U.S. subsidiaries. Those earnings are considered to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.
7. Business Segment Information
The Company is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary incontinence and overactive bladder symptoms, as well as products to treat fecal incontinence. The Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation and soft tissue facial augmentation. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. The Company sells its products in and outside of the United States. The Company recently expanded its sales, marketing and reimbursement organizations in the U.S.

Based upon the above, the Company operates in only one reportable segment consisting of medical products, primarily for the voiding dysfunctions’ market served by urologists, urogynecologists, gynecologists and colorectal surgeons.
Information regarding operations in different geographies for the years ended March 31, 2007 and 2006 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Eliminations*	Consolidated
Fiscal 2007

Sales to customers	$2,910,941	$5,933,773	$2,089,537	$(2,623,250)	$8,311,001

Income tax expense (benefit)	—	146,336	—	—	146,336

Net income (loss)	(5,161,613)	362,639	105,027	(282,943)	(4,976,890)

Long-lived assets at March 31, 2007	986,875	745,269	7,698	—	1,739,842

Fiscal 2006

Sales to customers	$871,151	$4,830,203	$1,711,585	$(1,270,327)	$6,142,612

Income tax benefit	—	(46,873)	—	—	(46,873)

Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)

Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042

*	Represents intercompany transactions.
8. Corporate Liquidity
The Company’s future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding the sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of the marketing and sales efforts with respect to existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting proprietary rights. The Company believes it has sufficient cash on hand and access to existing credit facilities to meet its projected fiscal 2008 needs. However, because the Company has not yet achieved profitability and does generate positive cash flows, it will need to raise additional financing to support its operations and planned growth activities beyond fiscal 2008.
9. Subsequent Events
In April 2007, the Company acquired from CystoMedix, Inc., certain intellectual property assets related to the Urgent PC neuromodulation system. In consideration, the Company issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008. With the closing of the April 2007 transaction, the April 2005 exclusive manufacturing and distribution agreement terminated, pursuant to which CystoMedix granted the Company the right to manufacture and sell the Urgent PC system in the United States and certain European countries.
In May 2007, the Company entered into an amended business loan agreement with Venture Bank. The agreement, expiring in May 2008, provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up to 50% (to a maximum of $500,000) of the value of the eligible inventory on hand in the U.S. and 80% of the eligible U.S. accounts receivable value. To borrow any amount, the Company must maintain consolidated net equity of at least equal to $3.5 million, as well as maintain other financial covenants on a quarterly basis. The bank charges interest on the loan at a per annum rate of the greater of 7.5% or one percentage point over the prime rate.