Form 10-K, Exhibit 13
period 2008-03-31
UROPLASTY INC
filed 2008-06-09
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements
March 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the accompanying consolidated balance sheet of Uroplasty, Inc. and subsidiaries as of March 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the Index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Grant Thornton, LLP

Minneapolis, Minnesota
June 6, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the consolidated balance sheet of Uroplasty, Inc. and subsidiaries as of March 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended March 31, 2007 listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the 2007 information set forth therein.

/s/  McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 6, 2007

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and 2007

	2008	2007

Assets
Current assets:
Cash and cash equivalents	$3,880,044	$3,763,702
Short-term investments	6,266,037	3,000,000
Accounts receivable, net	2,318,604	1,240,141
Income tax receivable	50,841	113,304
Inventories	558,657	823,601
Other	244,517	272,035

Total current assets	13,318,700	9,212,783

Property, plant, and equipment, net	1,638,953	1,431,749

Intangible assets, net	4,200,890	308,093

Prepaid pension asset	26,482	-

Deferred tax assets	105,298	93,819

Total assets	$19,290,323	$11,046,444

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and 2007

	2008	2007

Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – long-term debt	$84,879	$78,431
Deferred rent – current	35,000	35,000
Accounts payable	661,624	544,507
Accrued liabilities:
Compensation	1,471,950	887,253
Restructuring reserve	-	221,259
Other	486,480	239,158

Total current liabilities	2,739,933	2,005,608

Long-term debt – less current maturities	413,279	427,382
Deferred rent – less current portion	180,979	214,381
Accrued pension liability	353,411	596,026

Total liabilities	3,687,602	3,243,397

Commitments and Contingencies	-	-

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 14,916,540 and 11,614,330 shares issued and outstanding at March 31, 2008 and 2007, respectively	149,165	116,143
Additional paid-in capital	35,014,313	23,996,818
Accumulated deficit	(19,835,230)	(16,010,990)
Accumulated other comprehensive income (loss)	274,473	(298,924)

Total shareholders’ equity	15,602,721	7,803,047

Total liabilities and shareholders’ equity	$19,290,323	$11,046,444

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2008 and 2007

	2008	2007

Net sales	$13,855,811	$8,311,001
Cost of goods sold	2,935,135	2,590,535

Gross profit	10,920,676	5,720,466

Operating expenses
General and administrative	3,692,678	3,095,989
Research and development	1,798,062	2,276,526
Selling and marketing	8,515,598	5,216,765
Amortization	843,533	103,511

	14,849,871	10,692,791

Operating loss	(3,929,195)	(4,972,325)

Other income (expense)
Interest income	312,162	119,534
Interest expense	(35,266)	(38,096)
Warrant expense	—	(29,068)
Foreign currency exchange gain (loss)	(117,990)	26,610
Other, net	1,513	62,791

	160,419	141,771

Loss before income taxes	(3,768,776)	(4,830,554)

Income tax expense	55,464	146,336

Net loss	$(3,824,240)	$(4,976,890)

Basic and diluted loss per common share	$(0.28)	$(0.58)

Weighted average common shares outstanding:
Basic and diluted	13,839,371	8,591,454

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2008 and 2007

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income (loss)	Equity

Balance at March 31, 2006	6,937,786	$69,378	$14,831,787	$(11,034,100)	$(460,015)	$3,407,050

Proceeds from private placement, net of costs of $275,305	1,389,999	13,900	1,795,844	-	-	1,809,744

Proceeds from follow-on offering, net of costs of $562,872	2,430,000	24,300	4,272,878	-	-	4,297,178

Proceeds from exercise of warrants, net of registration costs of $13,473	662,942	6,629	1,305,782	-	-	1,312,411

Reclassification of warrant liability to equity upon exercise of warrants	-	-	694,424	-	-	694,424

Proceeds from exercise of stock options	175,849	1,758	305,379	-	-	307,137

Employee Retirement Savings Plan Contribution	17,754	178	44,207	-	-	44,385

Share-based compensation	-	-	746,517	-	-	746,517

Comprehensive loss	-	-	-	(4,976,890)	161,091	(4,815,799)

Balance at March 31, 2007	11,614,330	116,143	23,996,818	(16,010,990)	(298,924)	7,803,047

Issuance of common stock in connection with the purchase of intellectual property	1,417,144	14,171	4,644,690	-	-	4,658,861

Proceeds from secondary offering, net of issuance costs of $526,465	1,466,400	14,664	4,591,271			4,605,935

Registration costs private placement	-	-	(38,470)	-	-	(38,470)

Proceeds from exercise of warrants	50,000	500	149,500	-	-	150,000

Proceeds from exercise of stock options	368,666	3,687	631,611	-	-	635,298

Share-based consulting and compensation expense	-	-	1,038,893	-	-	1,038,893

Comprehensive loss	-	-	-	(3,824,240)	573,397	(3,250,843)

Balance at March 31, 2008	14,916,540	$149,165	$35,014,313	$(19,835,230)	$274,473	$15,602,721

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2008 and 2007

	2008	2007

Cash flows from operating activities:
Net loss	$(3,824,240)	$(4,976,890)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,072,552	299,849
Loss (gain) on disposal of equipment	27	(3,568)
Warrant expense	-	29,068
Stock-based consulting expense	49,749	61,972
Stock-based compensation expense	989,144	684,545
Deferred income taxes	5,262	20,230
Deferred rent	(35,000)	(32,083)
Changes in operating assets and liabilities:
Accounts receivable	(947,869)	(447,709)
Inventories	346,598	21,114
Other current assets and income tax receivable	107,204	278,394
Accounts payable	86,190	17,229
Accrued liabilities	553,757	429,919
Accrued pension liability, net	(248,160)	81,611

Net cash used in operating activities	(1,844,786)	(3,536,319)

Cash flows from investing activities:
Proceeds from sale of short-term investments	6,648,447	1,157,867
Purchase of short-term investments	(9,914,484)	(3,020,220)
Purchases of property, plant and equipment	(302,457)	(196,417)
Proceeds from sales of equipment	1,847	4,294
Payments for intangible assets	(77,469)	-

Net cash used in investing activities	(3,644,116)	(2,054,476)

Cash flows from financing activities:
Proceeds from financing obligations	178,374	211,000
Repayment of debt obligations	(259,650)	(177,838)
Net proceeds from issuance of common stock, warrants and option exercise	5,352,762	7,726,470

Net cash provided by financing activities	5,271,486	7,759,632

Effect of exchange rates on cash and cash equivalents	333,758	31,432

Net increase in cash and cash equivalents	116,342	2,200,269

Cash and cash equivalents at beginning of year	3,763,702	1,563,433

Cash and cash equivalents at end of year	$3,880,044	$3,763,702

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$32,479	$31,693

Supplemental disclosure of non-cash financing and investing activities:
Employee retirement savings plan contribution issued in common shares	-	44,385
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	-	280,000
Purchase of intellectual property funded by issuance of stock	4,658,861	-

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and 2007

1.	Summary of Significant Accounting Policies

Nature of Business. We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent PC system, which we believe is the only FDA-approved minimally invasive, office-based neurostimulation therapy for the treatment of urinary symptoms – urinary urgency, urinary frequency and urge incontinence – often associated with overactive bladder (OAB). We also offer Macroplastique, a bulking agent for the treatment of urinary incontinence due to intrinsic sphincter deficiency (ISD).

We believe that physicians prefer our products because they offer an effective therapy for the patient, can be administered in office-based settings and, with reimbursement in place, provide the physicians a new profitable recurring revenue stream. We believe that patients prefer our products because they are minimally invasive treatment alternatives that do not have the side effects associated with pharmaceutical treatment options.

The Urgent PC neurostimulation system is a minimally invasive device designed for office-based treatment of urinary symptoms often associated with OAB. The treatment can be administered by qualified, office-based staff under the supervision of a physician. Using a needle electrode inserted near the ankle, the Urgent PC system delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We have received regulatory approvals for sale of the Urgent PC system in the United States, Canada and Europe. We launched sales of our second generation Urgent PC system in late 2006.

Macroplastique is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence due to intrinsic sphincter deficiency. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female stress incontinence. We began marketing Macroplastique in the United States in early 2007.

We are focusing our sales and marketing efforts primarily on urologists, urogynecologists and gynecologists with significant office-based and outpatient surgery-based patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales personnel and independent sales representatives, marketing organization to market our products directly to our customers and reimbursement department. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence.

Principles of Consolidation. The consolidated financial statements include the accounts of our Company and our wholly owned foreign subsidiaries. We have eliminated all significant intercompany accounts and transactions.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped to the customer. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by us are included in cost of sales. Typically our agreements contain no customer acceptance provisions or clauses. We sell our products to end users and to distributors who sell to other distributors and end users. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products except for warranty claims. We offer customary product warranties. During fiscal 2007, two customers each accounted for approximately 10% each of our net sales in fiscal 2007. We present our sales in our income statement net of taxes, such as sales, use, value-added and certain excise taxes, collected from the customers and remitted to governmental authorities.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires of us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, the determination of recoverability of long-lived and intangible assets, stock-based compensation, defined benefit pension plans, and income taxes.

Disclosures About Fair Value of Financial Instruments. We used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:

•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: We estimated the fair value of its notes payable based on the current rates offered to us for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2008 and 2007, the fair value of our notes payable approximated their carrying value.

Cash and Cash Equivalents. We consider all cash on-hand and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We maintain cash in bank accounts, which, at times, exceed federally insured limits. We have not experienced any losses in such accounts. Cash and cash equivalents held in foreign bank accounts totaled $1.9 and $1.0 million at March 31, 2008 and 2007, respectively.

Short-term Investments. Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value.

Accounts Receivable. We grant credit to our customers in the normal course of business and, generally, do not require collateral or any other security to support amounts due. If necessary, we have an outside party assist us with performing credit and reference checks and establish credit limits for the customer. Accounts outstanding longer than the contractual payment terms are considered past due. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivables are past due, customer financial condition and ability to pay the obligation, historical and expected credit loss experience, and the condition of the general economy and the industry as a whole. We write off accounts receivable when deemed uncollectible. We record recoveries of accounts receivable previously written off when received. The allowance for doubtful accounts was $38,000 and $7,000 at March 31, 2008 and 2007, respectively.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). Inventories consist of the following at March 31, 2008 and 2007:

	2008	2007

Raw materials	$215,378	$254,988
Work-in-process	15,438	20,773
Finished goods	327,841	547,840

	$558,657	$823,601

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

Property, Plant, and Equipment. We carry property, plant, and equipment at cost, which consist of the following at March 31, 2008 and 2007:

	2008	2007

Land	$193,586	$163,383
Building	882,824	729,798
Leasehold improvements	416,951	690,413
Equipment	1,490,400	1,339,892

	2,983,761	2,923,486
Less accumulated depreciation	(1,344,808)	(1,491,737)

	$1,638,953	$1,431,749

We provide for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. We charge maintenance and repairs to expense as incurred. We capitalize renewals and improvements and depreciate them over the shorter of their estimated useful service lives or the remaining lease term.

Internal Use Software. We expense or capitalize internal use software and web site development costs in accordance with SOP No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” and EITF No. 00-02, “Accounting for Web Site Development Cost.” We capitalized $71,000 and $0 in fiscal 2008 and 2007, respectively.

Intangible Assets. Our intangible assets are comprised of patents and licensed technology which we amortize on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2008
		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value

Licensed technology	5	$26,290	$26,290	-
Patents and inventions	6	5,449,230	1,248,340	4,200,890

		$5,475,520	$1,274,630	$4,200,890

		March 31, 2007

Licensed technology	5	$26,290	$26,290	-
Patents and inventions	6	712,900	404,807	308,093

		$739,190	$431,097	$308,093

In April 2007, we acquired from CystoMedix patents and certain intellectual property assets related to the Urgent PC product and terminated the April 2005 exclusive manufacturing and distribution agreement. In consideration, we issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. We have capitalized the consideration plus approximately $77,000 of costs related to the transaction as patents and inventions.

Estimated annual amortization for these assets for the years ending March 31, is as follows:

2009	$844,000
2010	840,000
2011	839,000
2012	839,000
2013	839,000

$4,201,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2008 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that we may not recover the carrying amount of an asset. We measure recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows we expect to generate by the asset. If we consider such assets impaired, we measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed at the lower of the carrying amount or fair value less costs to sell.

Product Warranty. We warrant our products to be free from defects in material and workmanship under normal use and service for a period of twelve months after the date of sale. Under the terms of these warranties, we repair or replace products we deems defective due to material or workmanship. We recognized warranty expense of $12,000 and $26,000 for the years ended March 31, 2008 and 2007, respectively.

Deferred Rent. We entered into an eight-year operating lease agreement, effective May 2006, for our corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. We recorded this incentive as deferred rent and amortize it as a reduction in lease expense over the lease term. We amortize the leasehold improvements and charge them to expense over the shorter of the asset life or the lease term.

Foreign Currency Translation. We translate all assets and liabilities using period-end exchange rates and statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses currently in our consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. We recognize unrealized gains and losses on long-term inter-company obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as on account of their effect on the dollar denominated intercompany obligations. We recognized net foreign currency gain (loss) of $(118,000) and $27,000 for the years ended March 31, 2008 and 2007, respectively.

Share-Based Compensation. On April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment — Revised 2004,” or SFAS 123(R), using the modified prospective transition method. Prior to the adoption of SFAS 123(R), we accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

Income Taxes. We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates we expects to apply to taxable income in the years in which we expect to recover or settle those temporary differences. In fiscal 2008 and fiscal 2007, we recorded income tax expense $55,000 and $146,000, primarily related to our Dutch subsidiary. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions.

Basic and Diluted Net Loss per Common Share. We calculate basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. We compute diluted per common share amounts similar to basic per common share amounts except that we increase weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because we had a loss in fiscal 2008 and 2007, diluted shares were the same as basic shares, since inclusion of the options and warrants in the weighted-average outstanding shares would be anti-dilutive. We excluded the following options and warrants outstanding at March 31, 2008 and 2007 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices

Years ended:
March 31, 2008	4,155,028	$1.82 – 5.30
March 31, 2007	4,336,344	$1.10 – 5.30

Advertising Expenses. Advertising costs are expensed as incurred.

New Accounting Pronouncements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 157 but do not believe the adoption will have a significant impact on our financial position and results of operations.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Under SFAS No. 159, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex hedge accounting provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. If we adopt this standard, we do not expect it to have a material effect on our financial statements.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” which requires the acquiring entity in a business combination to recognize and measure all assets and liabilities assumed in the transaction and any non-controlling interest in the acquiree at fair value as of the acquisition date. SFAS 141(R) also establishes guidance for the measurement of the acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting treatment of pre-acquisition gain and loss contingencies, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and deferred taxes. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied. Early adoption is not permitted.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB 51,” which establishes accounting and reporting standards that require noncontrolling interests to be reported as a component of equity. SFAS 160 also requires that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied.

2.	Notes Payable

Notes payable consist of the following at March 31, 2008 and 2007:

	2008	2007

$100,000 secured note, monthly payments $3,152, inclusive of interest, through June 2009, at a fixed interest rate of 8.25% per annum.	$44,746	$77,280
Mortgage note, monthly payments of $3,832 plus interest through December 2017, at a fixed interest rate of 4.7% per annum from May 2006 through April 2011.	449,956	418,565
Note payable, monthly payments of $696 plus interest through August 2008 at a fixed rate of 4.4% per annum.	3,456	9,968

	498,158	505,813
Less current maturities	84,879	78,431

	$413,279	$427,382

Approximate future amounts of principal payments of long-term debt for the years ended March 31, are as follows:

2009	$85,000
2010	55,000
2011	46,000
2012	46,000
2013	92,000
Thereafter	174,000

$498,000

Uroplasty BV, our subsidiary, has an agreement with Rabobank of The Netherlands for a €500,000 (approximately $790,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on March 31, 2008), subject to a minimum interest rate of 3.5% per annum. The line of credit is secured by a mortgage on our Geleen, The Netherlands building. The agreement is for an indefinite period of time. At March 31, 2008 and 2007, we had no outstanding balances under this credit agreement.

3.	Shareholders’ Equity

Stock Options. We have outstanding 1,018,100 options to purchase shares of common stock granted under the 1995, 2002 and 2006 option plans. Options granted under these plans generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to five years. We froze the 1995 and 2002 plans and cannot grant any new options from these plans, upon adoption by the shareholders of the 2006 plan. As of March 31, 2008 524,500 securities remain available for future issuance under the 2006 Stock and Incentive Plan.

We have outstanding 1,020,000 options to purchase shares of common stock, not granted under the 1995, 2002 and 2006 plans, which expire up to ten years from date of grant and vest at varying rates ranging up to five years.

We grant options at the discretion of our directors. Holders may exercise options at a price equal to or greater than the fair market value of our common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

The following table summarizes the activity related to our stock options in fiscal 2007 and 2008:

		Weighted Avg.	Aggregate
	Number of Shares	Exercise Price	Intrinsic Value

Balance at March 31, 2006	1,888,327	$3.80
Granted	686,000	2.46
Exercised	(175,849)	1.75
Surrendered	(228,612)	3.10

Balance at March 31, 2007	2,169,866	3.62	$1,125,000
Options granted	320,000	4.21
Options exercised	(368,666)	1.72
Options surrendered	(83,100)	4.66

Balance at March 31, 2008	2,038,100	$4.01	$1,006,000

Options exercisable at March 31, 2008	1,634,928	$4.20	$687,000

The weighted average fair value of stock options granted during fiscal 2008 and 2007 was $2.83 and $2.02, respectively. The weighted average fair value of stock options vested during fiscal 2008 and 2007 was $2.25 and $3.24, respectively. The total intrinsic value of options exercised during fiscal 2008 and 2007 was $858,000 and $170,600, respectively.

The following table summarizes information about stock options outstanding at March 31, 2008:

		Weighted
		average
	Number	remaining
Exercise	of options	life in	Number
price	outstanding	years	exercisable

1.82	135,000	3.41	90,000
2.40	10,000	2.99	7,500
2.45	300,000	8.13	200,000
2.47	10,000	1.14	10,000
2.52	10,000	3.66	5,000
2.65	95,000	5.84	31,666
2.75	30,000	1.56	30,000
2.80	3,000	3.09	1,500
2.85	45,000	1.74	45,000
2.90	10,000	3.58	6,666
3.00	100,000	7.63	100,000
3.45	40,000	1.91	20,000
3.50	10,000	0.51	10,000
3.52	2,500	4.99	833
3.65	2,500	4.77	833
3.75	7,500	2.52	5,833
3.80	20,000	2.50	20,000
3.95	2,500	4.47	833
4.09	97,500	2.91	82,497
4.10	500	1.86	500

		Weighted
		average
	Number	remaining
Exercise	of options	life in	Number
price	outstanding	years	exercisable

4.11	30,000	4.50	9,999
4.16	25,000	4.13	8,333
4.20	5,000	4.31	1,667
4.31	140,000	4.26	46,668
5.00	10,000	4.08	2,500
5.19	500,000	6.76	500,000
5.30	397,100	1.73	397,100

	2,038,100	4.86	1,634,928

We determine the fair value of the option awards using the Black-Scholes option pricing model. We used the following weighted-average assumptions to value the options granted in fiscal 2008 and 2007.

	2008	2007

Expected life, in years	4.06	6.92
Risk-free interest rate	4.51%	4.92%
Expected volatility	91.78%	102.5%
Expected dividend yield	0%	0%

The expected life selected for options granted represents the period of time we expect options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatility is based upon historical volatility of our stock. We estimate the forfeiture rate for stock awards to range from 0% to 10.9% in fiscal 2008 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.

We recognize compensation expense in the statement of operations based on the fair value of the options over the requisite service period. As of March 31, 2008 we had approximately $545,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average period of approximately 1.3 years.

Proceeds from exercise of stock options were $635,000 and $307,000 in fiscal 2008 and 2007, respectively.

Warrants. As of March 31, 2008, we had issued and outstanding warrants to purchase an aggregate of 2,116,928 common shares, at a weighted average exercise price of $3.81.

In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, we issued five-year warrants to purchase 1,180,928, 764,500, 121,500 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.

Under a now expired consulting agreement for investor relations services with C.C.R.I. Corporation, we have outstanding five-year warrants, expiring in November 2008, to purchase 50,000 of our shares at an exercise price of $5.00 per share.

Proceeds from exercise of warrants were approximately $150,000 and $1.3 million in fiscal 2008 and 2007, respectively.

In April 2005, we recognized a liability and an equity charge of $1.4 million associated with the reissue of certain warrants. At each subsequent reporting period, we recognized in other income (expense) the change in fair value of the warrants due to the change in the value of our common stock issuable upon exercise of these warrants. In March 2007, upon exercise of the warrants and at the end of warrant exercise period, we reclassified a warrant liability of $0.7 million to equity.

Other Comprehensive Income (Loss). Other comprehensive income (loss) consists of accumulated translation adjustment, and pension related items as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)
Translation adjustment	178,359	-	178,359
Pension related	-	(17,268)	(17,268)

Balance at March 31, 2007	(92,570)	(206,354)	(298,924)
Translation adjustment	504,680	-	504,680
Pension related	-	68,717	68,717

Balance at March 31, 2008	$412,110	$(137,637)	$274,473

4.	Commitments and Contingencies

Royalties. We received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with former officers and directors of our company, we pay royalties equal to between three percent and five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. We recognized an aggregate of $225,000 and $180,000 of royalty expense, under these agreements in fiscal 2008 and 2007, respectively.

Purchase Requirements. We have commitments, generally for periods of less than two years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.

Operating Lease Commitments. We lease office, warehouse, and production space under operating lease agreements and lease various automobiles for our European employees. At March 31, 2008, approximate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year are as follows:

2009	$173,000
2010	145,000
2011	143,000
2012	142,000
2013	142,000
Thereafter	154,000

$899,000

Total operating lease expenses were $314,000 and $392,000 in fiscal 2008 and 2007, respectively.

Employment Agreements. We have entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustments by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. We provide for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an “Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement.” This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to us without charge all intellectual property relating to our business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave our employment for any reason and prohibits competition with us during the term of employment and for a specified term thereafter.

Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry five million dollars of worldwide product liability insurance for the products we sell. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.

5.	Savings and Retirement Plans

In September 2006, the FASB issued Statement 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS 158. SFAS 158 amends SFAS No. 87, “Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” and SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in our consolidated statement of operations. SFAS 158 requires companies to recognize a net asset or liability, with an offset to equity for the amount by which the defined benefit postretirement obligation is over or under-funded. SFAS 158 requires prospective application, and the recognition and disclosure requirements became effective for our fiscal year end 2007 consolidated financial statements. We adopted SFAS 158 effective March 31, 2007.

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We may also make discretionary contributions ratably to all eligible employees. We did not make any contribution to the U.S. plan in fiscal 2008 and our contribution expense in fiscal 2007 was $44,385 in the form of fully vested common stock of our company.

Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We froze the UK subsidiary’s defined benefit plan on December 31, 2004. On March 10, 2005, we established a defined contribution plan for the UK subsidiary. We closed The Netherlands subsidiary’s defined benefit retirement plan for new employees, as of April 1, 2005. On April 1, 2005, we established a defined contribution plan for new employees for The Netherlands subsidiary. The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $57,269 and $52,704 for fiscal 2008 and 2007, respectively.

In the fourth quarter of fiscal 2007, we announced our plan to restructure our Eindhoven, The Netherlands manufacturing operations. The restructuring resulted in a curtailment of $98,146 in projected benefit obligation and a curtailment gain, recognized as a reduction in net periodic benefit cost, of $205,441 in fiscal 2007.

As of March 31, 2008 and 2007, we held all the assets of the U.K. and The Netherlands pension plans in Swiss Life Insured Assets.

We project the following pension benefit payments, which reflect expected future service, for the U.K., and the Netherlands defined benefit plans, for the fiscal year ended March 31 2008:

2009	$360
2010	774
2011	1,240
2012	1,766
2013	2,359
2014 to 2018	371,184

$377,683

We contributed $394,194 in fiscal 2008, $43,918 in fiscal 2007 and expect to contribute approximately $239,344 in fiscal 2009 to the U.K. and The Netherlands defined benefit pension plans.

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2008 and 2007:

	2008	2007

Changes in benefit obligations:
Projected benefit obligation, beginning of year	$1,770,353	$2,475,952
Service cost	99,599	185,494
Interest cost	93,373	124,605
Other	(3,313)	21,961
Actuarial result	(507,534)	(465,301)
Curtailment	-	(98,146)
Plan amendment	-	(700,319)
Foreign currency translation	207,832	226,107

Projected benefit obligation, end of year	$1,660,310	$1,770,353

Changes in plan assets:
Plan assets, beginning of year	$1,174,328	$1,406,317
Contributions to plan	394,194	43,918
Benefits paid	(3,313)	-
Management cost	(11,762)	(27,783)
Actual return on assets	(357,785)	(385,737)
Foreign currency translation	137,719	137,613

Plan assets, end of year	$1,333,381	$1,174,328

The amount recognized in other comprehensive income at March 31, consists of:

	2008	2007

Unrecognized net transition cost	$-	$-
Unrecognized net prior service (benefit)/cost	(572,116)	(514,413)
Unrecognized net (gains)/losses	754,710	755,359

Additional Other Comprehensive Income	$182,594	$240,946

Information for our retirement plan in The Netherlands, with projected benefit obligation in excess of the fair value plan assets, at March 31, 2008 and 2007 is as follows:

	2008	2007

Projected benefit obligation	1,176,617	1,226,397
Accumulated benefit obligation	870,014	893,997
Fair value of plan assets	823,206	729,666

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2008 and 2007, of $353,411 and $496,732, respectively, as accrued pension liability.

Information for our retirement plan in the United Kingdom, with fair value of plan assets in excess of projected benefit obligation at March 31, 2008 and projected benefit obligation in excess of the fair value of plan assets at March 31, 2007, is as follows:

	2008	2007

Projected benefit obligation	483,693	543,956
Accumulated benefit obligation	483,695	543,956
Fair value of plan assets	510,175	444,662

We have recorded the excess of the fair value of the plan assets over the projected benefit obligation on March 31, 2008 of $26,482 as prepaid pension asset, and the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2007 of $99,294 as accrued pension liability.

The cost of our defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2008 and 2007:

	2008	2007

Gross service cost, net of employee contribution	$80,929	$185,494
Interest cost	93,373	124,605
Management cost	11,762	24,375
Expected return on assets	(69,192)	(71,557)
Curtailment gain	-	(205,441)
Amortization	6,866	42,691

Net periodic retirement cost	$123,738	$100,167

Major assumptions used in the above calculations include:

	2008	2007

Discount rate	6.10-6.70%	4.90-5.30%
Expected return on assets	5.00-6.10%	4.90-5.00%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0%-3%	0%-3%

The discount rate is based upon the yields available on high quality corporate bonds with a term that matches the liabilities. The impact of the increase in discount rate used for March 31, 2008 over 2007 was a reduction in the projected benefit obligation and actual return on assets.

6.	Income Taxes

The components of income tax expense for the years ended March 31, 2008 and 2007, consist of the following:

	2008	2007

Income tax provision:
Current:
U.S. and state	$106,109	$-
Foreign	47,090	122,811
Deferred:
U.S. and state	(104,809)	-
Foreign	7,074	23,525

Total income tax expense	$55,464	$146,336

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2008 and 2007 as follows:

	2008	2007

Statutory federal income tax benefit	$(1,281,383)	$(1,643,365)
State tax benefit	(98,981)	-
Foreign tax	13,954	(57,766)
Valuation allowance increase	1,609,511	1,363,043
Other	(187,637)	484,424

	$55,464	$146,336

Deferred taxes as of March 31, 2008 and 2007 consist of the following:

	2008	2007

Deferred tax assets:
Depreciation	$30,073	$-
Amortization	(1,438,817)	-
Pension liability	68,894	106,828
Stock options	584,280	246,959
Other reserves and accruals	125,838	105,209
Deferred profit on intercompany sales	97,781	202,590
Net operating loss carryforwards	7,590,271	6,515,226

	7,058,320	7,176,812
Less valuation allowance	(6,953,022)	(7,082,993)

	$105,298	$93,819

At March 31, 2008, we had U.S. net operating loss carryforwards (NOL) of approximately $20.6 million for U.S. income tax purposes, which expire in 2015 through 2026, and NOLs in the U.K. of $394,000, which we can carry forward indefinitely. We cannot offset our U.S. net operating loss carryforwards against taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. We believe that the issuance of our common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, our ability to use NOL tax attributes generated prior to December 2006 may be limited.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset (decreased) increased by $(119,000) and $1,346,000, respectively, in fiscal 2008 and 2007. The related valuation allowance (decreased) increased by $(130,000) and $1,363,000, respectively, in fiscal 2008 and 2007.

We have not provided for U.S. deferred income taxes at March 31, 2008 for the undistributed earnings from our non-U.S. subsidiaries. We consider those earnings to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.

Effective April 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,” which prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions taken or expected to be taken in a tax return. It is management’s responsibility to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination including resolution of any related appeals or litigation processes, based on the technical merits of the position. At adoption on April 1, 2007, we had no unrecognized tax benefits which needed adjustment. We reviewed all income tax positions taken or that we expect to be taken for all open years and determined that our income tax positions are appropriately stated and supported for all open years and that the adoption of FIN 48 did not have significant effect on our consolidated financial statements.

Under our accounting policies we would recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date on April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of March 31, 2008, we recorded no accrued interest or penalties related to uncertain tax positions.

The fiscal tax years 2004 through 2007 remain open and are subject to examination by the Internal Revenue Service and various state taxing jurisdictions. In addition, fiscal tax years 2005 through 2007 remain open and are subject to examination by certain foreign taxing authorities.

7.	Corporate Liquidity

We believe we have sufficient cash on hand and access to existing credit facilities to meet our projected fiscal 2009 needs. Our future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we may need to raise additional financing to support our operations and planned growth activities in the future. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We cannot assure we will obtain additional financing on acceptable terms, or at all.