Form 10-K, Exhibit 13
period 2009-03-31
UROPLASTY INC
filed 2009-06-04
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements
March 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. (a Minnesota Corporation) and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the Index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Grant Thornton LLP

Minneapolis, Minnesota
June 3, 2009

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31,

	2009	2008

Assets
Current assets:
Cash and cash equivalents	$3,276,299	$3,880,044
Short-term investments	4,500,000	6,266,037
Accounts receivable, net	1,214,049	2,318,604
Income tax receivable	-	50,841
Inventories	495,751	558,657
Other	279,898	244,517

Total current assets	9,765,997	13,318,700

Property, plant, and equipment, net	1,401,229	1,638,953

Intangible assets, net	3,378,648	4,200,890

Prepaid pension asset	66,130	26,482

Deferred tax assets	68,793	105,298

Total assets	$14,680,797	$19,290,323

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31,

	2009	2008

Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – long-term debt	$-	$84,879
Current portion – deferred rent	35,000	35,000
Accounts payable	604,593	661,624
Income tax payable	56,785	-
Accrued liabilities:
Compensation	983,052	1,471,950
Other	248,568	486,480

Total current liabilities	1,927,998	2,739,933

Long-term debt – less current maturities	-	413,279

Deferred rent – less current portion	147,576	180,979

Accrued pension liability	296,646	353,411

Total liabilities	2,372,220	3,687,602

Commitments and Contingencies	-	-

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 14,946,540 and 14,916,540 shares issued and outstanding at March 31, 2009 and 2008, respectively	149,465	149,165
Additional paid-in capital	35,763,619	35,014,313
Accumulated deficit	(23,413,350)	(19,835,230)
Accumulated other comprehensive (loss) income	(191,157)	274,473

Total shareholders’ equity	12,308,577	15,602,721

Total liabilities and shareholders’ equity	$14,680,797	$19,290,323

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31,

	2009	2008

Net sales	$14,742,182	$13,855,811
Cost of goods sold	2,283,975	2,935,135

Gross profit	12,458,207	10,920,676

Operating expenses
General and administrative	3,428,959	3,692,678
Research and development	2,551,075	1,798,062
Selling and marketing	9,255,025	8,515,598
Amortization	845,524	843,533

	16,080,583	14,849,871

Operating loss	(3,622,376)	(3,929,195)

Other income (expense)
Interest income	196,714	312,162
Interest expense	(17,160)	(35,266)
Foreign currency exchange loss	(13,843)	(117,990)
Other, net	(6,747)	1,513

	158,964	160,419

Loss before income taxes	(3,463,412)	(3,768,776)

Income tax expense	114,708	55,464

Net loss	$(3,578,120)	$(3,824,240)

Basic and diluted loss per common share	$(0.24)	$(0.28)

Weighted average common shares outstanding:
Basic and diluted	14,922,502	13,839,371

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2009 and 2008

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income (loss)	Equity

Balance at March 31, 2007	11,614,330	$116,143	$23,996,818	$(16,010,990)	$(298,924)	$7,803,047

Issuance of common stock in connection with the purchase of intellectual property	1,417,144	14,171	4,644,690	-	-	4,658,861

Proceeds from secondary offering, net of issuance costs of $526,465	1,466,400	14,664	4,591,271			4,605,935

Registration costs private placement	-	-	(38,470)	-	-	(38,470)

Proceeds from exercise of warrants	50,000	500	149,500	-	-	150,000

Proceeds from exercise of stock options	368,666	3,687	631,611	-	-	635,298

Share-based consulting and compensation expense	-	-	1,038,893	-	-	1,038,893

Comprehensive loss	-	-	-	(3,824,240)	573,397	(3,250,843)

Balance at March 31, 2008	14,916,540	149,165	35,014,313	(19,835,230)	274,473	15,602,721

Share-based consulting and compensation expense	30,000	300	749,306	-	-	749,606

Comprehensive loss	-	-	-	(3,578,120)	(465,630)	(4,043,750)

Balance at March 31, 2009	14,946,540	$149,465	$35,763,619	$(23,413,350)	$(191,157)	$12,308,577

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31,

	2009	2008

Cash flows from operating activities:
Net loss	$(3,578,120)	$(3,824,240)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,135,800	1,072,552
Loss on disposal of equipment	6,757	27
Share-based consulting expense	60,093	49,749
Share-based compensation expense	689,513	989,144
Deferred income taxes	17,594	5,262
Deferred rent	(35,000)	(35,000)
Changes in operating assets and liabilities:
Accounts receivable	918,959	(947,869)
Inventories	(19,512)	346,598
Other current assets and income tax receivable	50,086	107,204
Accounts payable	(25,781)	86,190
Accrued liabilities	(655,186)	553,757
Accrued pension liability, net	13,111	(248,160)

Net cash used in operating activities	(1,421,686)	(1,844,786)

Cash flows from investing activities:
Proceeds from sale of short-term investments	14,157,410	6,648,447
Purchase of short-term investments	(12,391,373)	(9,914,484)
Purchases of property, plant and equipment	(199,704)	(302,457)
Proceeds from sales of equipment	-	1,847
Payments for intangible assets	(23,282)	(77,469)

Net cash provided by (used in) investing activities	1,543,051	(3,644,116)

Cash flows from financing activities:
Proceeds from financing obligations	-	178,374
Repayment of debt obligations	(455,913)	(259,650)
Net proceeds from issuance of common stock, warrants and option exercise	-	5,352,762

Net cash (used in) provided by financing activities	(455,913)	5,271,486

Effect of exchange rates on cash and cash equivalents	(269,197)	333,758

Net (decrease) increase in cash and cash equivalents	(603,745)	116,342

Cash and cash equivalents at beginning of year	3,880,044	3,763,702

Cash and cash equivalents at end of year	$3,276,299	$3,880,044

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$13,612	$32,479
Cash paid during the year for income tax	$18,335	$-

Supplemental disclosure of non-cash financing and investing activities:
Purchase of intellectual property funded by issuance of stock	-	4,658,861

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009 and 2008

1.	Summary of Significant Accounting Policies

Nature of Business. We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our primary focus is on growth in the U.S. market, which we entered in 2005. Prior to that, essentially all of our business was outside of the U.S. We believe the U.S. market presents a significant opportunity for growth in sales of our products.

We offer the Urgent PC® system, which we believe is the only FDA-approved minimally invasive, office-based neurostimulation therapy for the treatment of urinary symptoms – urinary urgency, urinary frequency, and urge incontinence – often associated with overactive bladder (OAB). We have intellectual property rights relating to key aspects of our neurostimulation therapy, and we believe our intellectual property portfolio provides us a competitive advantage.

The Urgent PC treatments can be administered by the physician or by a qualified office-based staff under the supervision of a physician. The Urgent PC system uses percutaneous tibial nerve stimulation (PTNS) to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We have received regulatory clearances for sale of the Urgent PC system in the United States, Canada and Europe. We launched sales of our second generation Urgent PC system in late 2006.

We also offer Macroplastique®, a minimally invasive, implantable soft tissue urethral bulking agent for the treatment of adult female stress urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues, providing the surrounding muscles with increased capability to control the release of urine. We have sold Macroplastique for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat adult female stress urinary incontinence. We began marketing Macroplastique in the United States in 2007.

We believe physicians prefer our products because they offer effective therapies for the patient, can be administered in office- or outpatient surgical-based settings and, to the extent reimbursement is available, provide the physicians a profitable revenue stream. We believe patients prefer our products because they are minimally invasive treatment alternatives that do not have the side effects associated with pharmaceutical treatment options nor the morbidity associated with surgery.

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

Principles of Consolidation. The consolidated financial statements include the accounts of Uroplasty, Inc. and its wholly owned foreign subsidiaries. We have eliminated all significant intercompany accounts and transactions in consolidation.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped to the customer. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by us are included in cost of sales. Typically our agreements contain no customer acceptance provisions or clauses. We sell our products to end users and to distributors who sell to other distributors and end users. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products except for warranty claims. We offer customary product warranties. The allowance for sales returns was $63,000 and $44,000 at March 31, 2009 and 2008, respectively. During fiscal 2009 and 2008, no customers accounted for 10% or more of our net sales. We present our sales in our income statement net of taxes, such as sales, use, value-added and certain excise taxes, collected from the customers and remitted to governmental authorities.

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

Disclosures About Fair Value of Financial Instruments. We used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:

•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: We estimated the fair value of its notes payable based on the current rates offered to us for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2008, the fair value of our notes payable approximated their carrying value. There was no balance outstanding on notes payable at March 31, 2009.

Cash and Cash Equivalents. We consider all cash on-hand and highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We maintain cash in bank accounts, which, at times, exceed federally insured limits. We have not experienced any losses in such accounts. Cash and cash equivalents held in foreign bank accounts totaled $0.6 and $1.9 million at March 31, 2009 and 2008, respectively.

Short-term Investments. Short-term investments consist of certificates of deposit held-to-maturity that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value.

Accounts Receivable. We grant credit to our customers in the normal course of business and, generally, do not require collateral or any other security to support amounts due. If necessary, we have an outside party assist us with performing credit and reference checks and establish credit limits for the customer. Accounts outstanding longer than the contractual payment terms are considered past due. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivables are past due, customer financial condition and ability to pay the obligation, historical and expected credit loss experience, and the condition of the general economy and the industry as a whole. We write off accounts receivable when deemed uncollectible. We record recoveries of accounts receivable previously written off when received. The allowance for doubtful accounts was $114,000 and $38,000 at March 31, 2009 and 2008, respectively.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). Inventories consist of the following at March 31, 2009 and 2008:

	2009	2008

Raw materials	$227,054	$215,378
Work-in-process	23,326	15,438
Finished goods	245,371	327,841

	$495,751	$558,657

Property, Plant, and Equipment. We carry property, plant, and equipment at cost, less accumulated depreciation, which consist of the following at March 31, 2009 and 2008:

	2009	2008

Land	$161,829	$193,586
Building	737,999	882,824
Leasehold improvements	324,555	416,951
Internal use software	287,960	212,850
Equipment	1,206,371	1,277,550

	2,718,714	2,983,761
Less accumulated depreciation	(1,317,485)	(1,344,808)

	$1,401,229	$1,638,953

We provide for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. We charge maintenance and repairs to expense as incurred. We capitalize renewals and improvements and depreciate them over the shorter of their estimated useful service lives or the remaining lease term.

We recognized depreciation expense of approximately $290,000 and $229,000, respectively, in fiscal years 2009 and 2008.

Internal Use Software. We expense or capitalize internal use software and web site development costs in accordance with SOP No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” and EITF No. 00-02, “Accounting for Web Site Development Cost.” We capitalized $77,000 and $85,000 in fiscal 2009 and 2008, respectively. The net book value of our capitalized software for internal use was $136,000 and $70,000 on March 31, 2009 and 2008, respectively.

Intangible Assets. Our intangible assets are comprised of patents which we amortize on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value

		March 31, 2009

Patents and inventions	6	5,472,512	2,093,864	3,378,648

		March 31, 2008

Patents and inventions	6	5,449,230	1,248,340	4,200,890

In fiscal 2009 we capitalized approximately $23,000 of costs related to patent filings.

Estimated annual amortization for these assets for the years ending March 31 is as follows:

2010	$846,000
2011	843,000
2012	842,000
2013	842,000
2014 and beyond	6,000

$3,379,000

In April 2007, we acquired from CystoMedix patents and certain intellectual property assets related to the Urgent PC product. In consideration, we issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. We have capitalized the consideration plus approximately $77,000 of costs related to the transaction as patents and inventions.

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2009 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that we may not recover the carrying amount of an asset. We measure recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows we expect to generate by the asset. If we consider such assets impaired, we measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed at the lower of the carrying amount or fair value less costs to sell. We did not record any impairment charges in fiscal years 2009 or 2008.

Product Warranty. We warrant our products to be free from defects in material and workmanship under normal use and service for a period of twelve months after the date of sale. Under the terms of these warranties, we repair or replace products we deem defective due to material or workmanship. We recognized warranty expense of $8,000 and $12,000 for the years ended March 31, 2009 and 2008, respectively.

Deferred Rent. We entered into an eight-year operating lease agreement, effective May 2006, for our corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. We recorded this incentive as deferred rent and amortize it as a reduction in lease expense over the lease term. We amortize the leasehold improvements and charge them to expense over the shorter of the estimated useful service lives or the lease term.

Foreign Currency Translation. We translate all assets and liabilities using period-end exchange rates. We translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive income (loss), a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in our consolidated statements of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. All intercompany balances are revolving in nature and we do not deem them to be long-term balances. We recognized net foreign currency exchange loss of approximately $14,000 and $118,000 for the years ended March 31, 2009 and 2008, respectively.

Income Taxes. We account for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities be recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. We reduce deferred tax assets by a valuation allowance, when we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recorded income tax expense of $115,000 and $55,000 for the years ended March 31, 2009 and 2008, respectively. The income tax expense we recorded is attributed primarily to our operations in The Netherlands.

In fiscal 2009 we recorded an income tax charge of $67,000 for a settlement we reached with The Netherlands tax authorities for income tax liability for fiscal years 2004 to 2007. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions.

Effective April 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,” which prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions we take or expect to take in a tax return. It is management’s responsibility to determine whether it is “more-likely-than-not” that a taxing authority will sustain a tax position upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. At adoption on April 1, 2007, we had no unrecognized tax benefits which needed adjustment. We reviewed all income tax positions taken or that we expect to take for all open tax years and determined that our income tax positions are appropriately stated and supported for all open years. Accordingly, adoption of FIN 48 did not have a significant effect on our consolidated financial statements.

Under our accounting policies we would recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date of April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of March 31, 2009, we recorded no accrued interest or penalties related to uncertain tax positions.

The fiscal tax years 2005 through 2008 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject. In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2007 through 2008 remain open for examination. We expect no significant change in the amount of unrecognized tax benefit, accrued interest or penalties within the next 12 months.

Basic and Diluted Net Loss per Common Share. We calculate basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. We compute diluted per common share amounts similar to basic per common share amounts except that we increase weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because we had a loss in fiscal 2009 and 2008, diluted shares were the same as basic shares, since inclusion of the options and warrants in the weighted-average outstanding shares would be anti-dilutive. We excluded the following options and warrants outstanding at March 31, 2009 and 2008 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices

Years ended:
March 31, 2009	4,215,428	$1.82 – 5.30
March 31, 2008	4,155,028	$1.82 – 5.30

Advertising Expenses. Advertising costs are expensed as incurred. We expensed $382,000 and $262,000, respectively, in fiscal years 2009 and 2008.

New Accounting Pronouncements.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The requirements are effective for fiscal years beginning after December 15, 2009. FSP FAS 132(R)-1 pertains only to the disclosures and does not affect the accounting for defined benefit pensions or other postretirement plans; therefore, we do not anticipate adoption of FSP FAS 132(R)-1 to have an impact on our financial position or results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and is applied prospectively to intangible assets acquired after the effective date. We do not anticipate adoption of FSP FAS 142-3 to have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” which requires the acquiring entity in a business combination to recognize and measure all assets and liabilities assumed in the transaction and any non-controlling interest in the acquiree at fair value as of the acquisition date. SFAS 141(R) also establishes guidance for the measurement of the acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting treatment of pre-acquisition gain and loss contingencies, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and deferred taxes. In April 2009, the FASB issued FSP FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which amends and clarifies SFAS 141(R) by establishing a model to account for certain pre-acquisition contingencies. FSP FAS 141(R)-1 addresses issues associated with initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 141(R) and FSP FAS 141(R)-1 are effective for fiscal years beginning after December 15, 2008 and are applied prospectively as of the beginning of the fiscal year in which the statement is applied. Early adoption is not permitted.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interest in Consolidated Financial Statements – An Amendment of ARB 51,” which establishes accounting and reporting standards that require reporting of noncontrolling interests as a component of equity. SFAS 160 also requires that a parent account as equity transactions, changes in ownership interest while it retains its controlling interest. SFAS 160 further requires that a parent initially measure at fair value any retained noncontrolling equity investment upon the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and is applied prospectively as of the beginning of the fiscal year in which the statement is applied. We do not anticipate adoption of SFAS 160 to have an impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, “Effective date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and liabilities. We adopted the required provisions of SFAS No. 157 as of April 1, 2008 and will adopt the provisions of FSP FAS 157-2 on April 1, 2009. The adoption of SFAS 157 did not have an impact on our financial position or results of operations and we do not expect that the adoption of FSP FAS 157-2 to have an impact on our financial position or results of operations.

2.	Notes Payable

There were no notes payable outstanding at March 31, 2009. Notes payable consist of the following at March 31, 2008:

$100,000 secured note, monthly payments $3,152, inclusive of interest, through June 2009, at a fixed interest rate of 8.25% per annum.	$44,746

Mortgage note, monthly payments of $3,832 plus interest through December 2017, at a fixed interest rate of 4.7% per annum from May 2006 through April 2011.	449,956

Note payable, monthly payments of $696 plus interest through August 2008 at a fixed rate of 4.4% per annum.	3,456

498,158
Less current maturities	84,879

$413,279

In September 2008 we entered into a one-year business loan agreement with Venture Bank. The agreement provides for a credit line of up to $2 million secured by the assets of our company. We may borrow up to 50% (to a maximum of $500,000) of the value of our eligible inventory on hand and 80% of the value of our eligible U.S. accounts receivable; provided, however, our total liabilities, inclusive of the amount borrowed, may not exceed our tangible net worth. To be eligible to borrow any amount, we must maintain a minimum tangible net worth of $5 million. Interest on the loan is charged at a per annum rate of the greater of 7.5% or one percentage point over the prime rate (3.25% prime rate on March 31, 2009). At March 31, 2009, we had no borrowings outstanding on this credit line.

Uroplasty BV, our subsidiary, has an agreement for an indefinite term with Rabobank of The Netherlands for a €500,000 (approximately $660,000) credit line secured by our facility in Geleen, The Netherlands. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.10% base rate on March 31, 2009), subject to a minimum interest rate of 3.5% per annum. At March 31, 2009, we had no borrowings outstanding on this credit line.

3.	Shareholders’ Equity

Stock Options. We have outstanding 1,124,500 options to purchase shares of common stock granted under the 1995, 2002 and 2006 option plans. Options granted under these plans generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to five years. As of March 31, 2009, we had one active plan (2006 Amended Stock and Incentive Plan) for share-based compensation grants. Under the plan, if we have a change in control, all outstanding grants, including those subject to vesting or other performance targets, fully vest immediately. On September 18, 2008 our shareholders amended this plan to increase the number of reserved shares of our common stock for share-based grants to 2,700,000, and as of March 31, 2009, we had remaining 1,835,000 shares available for grant. We generally grant option awards with an exercise price equal to the closing market price of our stock at the date of the grant.

We have outstanding 1,010,000 options to purchase shares of common stock, not granted under the 1995, 2002 and 2006 plans, which expire up to ten years from date of grant and vest at varying rates ranging up to five years.

We grant options at the discretion of our directors. Holders may exercise options at a price equal to or greater than the fair market value of our common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

The following table summarizes the activity related to our stock options in fiscal 2008 and 2009:

		Weighted Average	Weighted Average	Aggregate
	Number of Shares	Exercise Price	Fair Value	Intrinsic Value

Balance at March 31, 2007	2,169,866	$3.62
Options granted	320,000	4.21	$2.83
Options exercised	(368,666)	1.72
Options surrendered	(83,100)	4.66

Balance at March 31, 2008	2,038,100	4.01		$1,006,000
Options granted	237,000	3.02	1.88
Options exercised	-	-
Options surrendered	(140,600)	3.59

Balance at March 31, 2009	2,134,500	$3.93		-

Options exercisable at March 31, 2009	1,892,327	$3.99		-

The aggregate intrinsic value for the outstanding and exercisable options as of March 31, 2009 was zero because all the grants were out-of-money based on the closing price of our Company’s common stock on

March 31, 2009. The total fair value of stock options vested during fiscal 2009 and 2008 was $811,000 and $769,000 respectively. The total intrinsic value of options exercised during fiscal 2009 and 2008 was $0 and $858,000, respectively.

The following table summarizes information about stock options outstanding at March 31, 2009:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of exercise		life in	exercise		life in	exercise
prices	Shares	years	price	Shares	years	price

$1.82 to $2.50	480,000	5.34	$2.30	476,666	5.34	$2.30
$2.51 to $3.50	482,500	4.14	3.00	326,999	4.07	2.98
$3.51 to $4.50	277,500	3.00	4.17	199,162	2.86	4.16
$4.51 to $5.30	894,500	3.57	5.24	889,500	3.57	5.24

	2,134,500	4.02	$3.93	1,892,327	4.03	$3.99

In fiscal year 2009 we granted to certain of our employees restricted shares, with terms ranging from six to twelve months.

The following table summarizes the activity related to our restricted shares for fiscal year 2009. We did not have any restricted shares outstanding in fiscal year 2008.

			Weighted
		Weighted	average
		average	remaining
		grant date	life in	Aggregate
	Number of Shares	fair value	years	intrinsic value

Balance at March 31, 2008	-	$-		$-
Shares granted	30,000	3.11
Shares vested	16,000	3.07
Shares cancelled	-	-

Balance at March 31, 2009	14,000	$3.15	0.16	$44,100

The aggregate intrinsic value represents the total pre-tax value of restricted stock that holders would have received (based on the closing price of our Company’s common stock on the grant date) had all restricted stock vested and if we had issued common stock to the holders on the grant date. As of March 31, 2009, we had approximately $7,000 of total unrecognized compensation expense, net of estimated forfeitures, related to restricted stock awards that we expect to recognize over a weighted-average period of less than one year.

We determine the fair value of the option awards using the Black-Scholes option pricing model. We used the following weighted-average assumptions to value the options granted in fiscal 2009 and 2008.

	2009	2008

Expected life, in years	4.06	4.06
Risk-free interest rate	3.13%	4.51%
Expected volatility	82.70%	91.78%
Expected dividend yield	0%	0%

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

We estimate the forfeiture rate for stock awards to range from 0% to 14.0% in fiscal 2009 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.

We recognize compensation expense in the statement of operations based on the fair value of the options over the requisite service period. As of March 31, 2009 we had approximately $281,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average period of approximately one year.

Proceeds from exercise of stock options were $0 and $635,000 in fiscal 2009 and 2008, respectively.

Warrants. As of March 31, 2009, we had issued and outstanding warrants to purchase an aggregate of 2,066,928 common shares, at a weighted average exercise price of $3.78.

In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, we issued five-year warrants to purchase 1,180,928, 764,500, 121,500 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.

Proceeds from exercise of warrants were approximately $0 and $150,000 in fiscal 2009 and 2008, respectively.

Other Comprehensive Loss. Other comprehensive loss consists of net loss, accumulated translation adjustment, and pension related items as follows:

	Year Ended March 31,
	2009	2008

Net loss	$(3,578,120)	$(3,824,240)
Items of other comprehensive income (loss):
Translation adjustment	(554,498)	504,680
Pension related	88,868	68,717

Comprehensive loss	$(4,043,750)	$(3,250,843)

Other accumulated comprehensive loss at March 31, 2009 totalled $191,157 and consists of $142,389 for accumulated translation adjustment and $48,768 for accumulated additional pension liability.

4.	Commitments and Contingencies

Royalties. We received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with former officers and directors of our company, we pay royalties equal to between three percent and five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. We recognized an aggregate of $242,000 and $225,000 of royalty expense, under these agreements in fiscal 2009 and 2008, respectively.

Purchase Requirements. In our normal course of business we have commitments, generally for periods of less than one years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.

Operating Lease Commitments. We lease office, warehouse, and production space under operating lease agreements and lease various automobiles for our European employees. These leases expire at various times through April 2014. At March 31, 2009, approximate future minimum lease payments in subsequent fiscal years under noncancelable operating leases with an initial term in excess of one year are as follows:

2010	$179,000
2011	180,000
2012	176,000
2013	156,000
2014	155,000
Thereafter	13,000

$859,000

Total operating lease expenses were $263,000 and $314,000 in fiscal 2009 and 2008, respectively.

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

Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry ten million dollars of worldwide product liability insurance for the products we sell. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.

5.	Savings and Retirement Plans

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We may also make discretionary contributions ratably to all eligible employees. We made contributions to the U.S. plan of $28,000 in fiscal year 2009. We did not make any contributions in fiscal year 2008.

Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We froze the UK subsidiary’s defined benefit plan on December 31, 2004. On March 10, 2005, we established a defined contribution plan for the UK subsidiary. As of April 1, 2005 we closed The Netherlands subsidiary’s defined benefit retirement plan for new employees and established for them a defined contribution plan. The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $36,626 and $57,269 for fiscal 2009 and 2008, respectively.

The Dutch defined benefit pension plan is funded through a guaranteed insurance contract. The market value of the assets is determined as the discounted stream of guaranteed benefit payments at a market rate, increased with the balance of the current account at March 31, 2009. This market rate is assumed to be equal to the discount rate. Therefore, all of the assets as of March 31, 2009 and 2008, are held in Swiss Life insured assets.

As of March 31, 2009 and 2008, we held all the assets of the UK defined benefit pension plan in a deposit administration contract with Phoenix Life Limited.

At March 31, 2009 we project the following payments in subsequent fiscal years for the U.K., and The Netherlands defined benefit plans:

2010	$371
2011	779
2012	1,226
2013	1,717
2014	2,252
2015 to 2019	287,531

$293,876

We contributed $156,230 in fiscal 2009, $394,194 in fiscal 2008 and expect to contribute approximately $170,516 in fiscal 2010 to the U.K. and The Netherlands defined benefit pension plans.

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2009 and 2008:

	2009	2008

Changes in benefit obligations:
Projected benefit obligation, beginning of year	$1,660,310	$1,770,353
Service cost	63,104	99,599
Interest cost	91,589	93,373
Other	(4,216)	(3,313)
Actuarial result	(187,810)	(507,534)
Foreign currency translation	(328,588)	207,832

Projected benefit obligation, end of year	$1,294,389	$1,660,310

Changes in plan assets:
Plan assets, beginning of year	$1,333,381	$1,174, 328
Contributions to plan	153,385	394,194
Benefits paid	(4,216)	(3,313)
Management cost	(17,010)	(11,762)
Actual return on assets	(114,605)	(357,785)
Foreign currency translation	(287,062)	137,719

Plan assets, end of year	$1,063,873	$1,333,381

The amount recognized in other comprehensive income at March 31, consists of:

	2009	2008

Unrecognized net prior service benefit	$(447,003)	$(572,116)
Unrecognized net losses	514,384	754,710

Additional Other Comprehensive Income (gross of deferred taxes)	$67,381	$182,594

Information for our retirement plan in The Netherlands, with projected benefit obligation in excess of the fair value plan assets, at March 31, 2009 and 2008 is as follows:

	2009	2008

Projected benefit obligation	$959,452	$1,176,617
Accumulated benefit obligation	717,254	870,014
Fair value of plan assets	662,806	823,206

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2009 and 2008, of $296,646 and $353,411, respectively, as accrued pension liability.

Information for our retirement plan in the United Kingdom, with fair value of plan assets in excess of projected benefit obligation at March 31, 2009 and 2008, is as follows:

	2009	2008

Projected benefit obligation	$334,937	$483,693
Accumulated benefit obligation	334,937	483,695
Fair value of plan assets	401,067	510,175

We have recorded the excess of the fair value of the plan assets over the projected benefit obligation on March 31, 2009 and 2008, of $66,130 and $26,482, respectively, as prepaid pension asset.

The cost of our defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2009 and 2008:

	2009	2008

Gross service cost, net of employee contribution	$48,522	$80,929
Interest cost	91,589	93,373
Management cost	17,010	11,762
Expected return on assets	16,875	(69,192)
Amortization	3,919	6,866

Net periodic retirement cost	$177,915	$123,738

Major assumptions used in the above calculations include:

	2009	2008

Discount rate	6.60-6.70%	6.10-6.70%
Expected return on assets	5.00-6.60%	5.00-6.10%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0-3%	0-3%

The discount rate is based upon the yields available on high quality corporate bonds with a term that matches the liabilities. The impact of the increase in discount rate used for March 31, 2009 over 2008 was a reduction in the projected benefit obligation and actual return on assets.

6.	Income Taxes

The components of income tax expense for the years ended March 31, 2009 and 2008, consist of the following:

	2009	2008

Income tax provision:
Current:
U.S. and State	$4,795	$1,300
Foreign	73,408	47,090
Deferred:
U.S. and State	-	-
Foreign	36,505	7,074

Total income tax expense	$114,708	$55,464

Actual income tax expense differs from statutory federal income tax benefit for the years ended March 31, 2009 and 2008 as follows:

	2009	2008

Statutory federal income tax benefit	$(1,177,567)	$(1,281,383)
State tax benefit	(81,243)	(98,981)
Foreign tax	(55,997)	13,954
Valuation allowance increase	1,252,824	1,609,511
Netherlands tax settlement	67,100	-
Other	109,591	(187,637)

Total income tax expense	$114,708	$55,464

Deferred taxes as of March 31, 2009 and 2008 consist of the following:

	2009	2008

Deferred tax assets (liabilities):
Depreciation	$(88,405)	$30,073
Amortization	(1,151,081)	(1,438,817)
Pension liability	42,622	68,894
Stock options	825,575	584,280
Other reserves and accruals	86,755	125,838
Deferred profit on intercompany sales	154,926	97,781
Net operating loss carryforwards	8,404,247	7,590,271

	8,274,639	7,058,320
Less valuation allowance	(8,205,846)	(6,953,022)

	$68,793	$105,298

At March 31, 2009, we had U.S. net operating loss (NOL) carryforwards of approximately $22.9 million for U.S. income tax purposes, which expire in 2015 through 2027, and NOLs in the U.K. of $334,000, which we can carry forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. We believe that the issuance of our common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, our ability to use NOL tax attributes generated prior to December 2006 is limited to approximately $749,000 per year.

Approximately $0.6 million of our NOL carryforwards resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased (decreased) by $1,216,000 and $(119,000), respectively, in fiscal 2009 and 2008. The related valuation increased (decreased) by $1,253,000 and $(130,000) respectively, in fiscal 2009 and 2008.

We have not provided for U.S. deferred income taxes at March 31, 2009 for the undistributed earnings from our non-U.S. subsidiaries. We consider those earnings to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.

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

Under our accounting policies we would recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date on April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of March 31, 2009, we recorded no accrued interest or penalties related to uncertain tax positions.

The fiscal tax years 2005 through 2008 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject. In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2007 through 2008 remain open for examination.

7.	Business Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes disclosure standards for segments of a company based on management’s approach to defining operating segments. In accordance with the objective and basic principles of the standard we aggregate our operating segments into one reportable segment.

Information regarding our geographic operations for the years ended March 31, 2009 and 2008 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Consolidated

Fiscal 2009
Sales to customers	$7,980,140	$4,855,857	$1,906,185	$14,742,182
Long-lived assets at March 31, 2009	4,083,646	691,251	71,110	4,846,007

Fiscal 2008
Sales to customers	$6,298,307	$5,067,052	$2,490,452	$13,855,811
Long-lived assets at March 31, 2008	4,973,368	862,364	30,593	5,866,325

Accounting policies of the operations in the various geographic areas are the same as those described in Note 1. Sales attributed to each geographic area are net of intercompany sales. No single customer represents 10% or more of our consolidated net sales. Long-lived assets consist of property and equipment, intangible assets and certain other assets.