Form 10-K, Exhibit 13
period 2010-03-31
UROPLASTY INC
filed 2010-05-28
CIK 890846

UROPLASTY, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements
March 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. (a Minnesota corporation) and subsidiaries (together “the Company”) as of March 31, 2010 and 2009, and the related consolidated statement of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the two years in the period ended March 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  Grant Thornton LLP

Minneapolis, Minnesota
May 28, 2010

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31,

	2010	2009

Assets
Current assets:
Cash and cash equivalents	$2,311,269	$3,276,299
Short-term investments	3,500,000	4,500,000
Accounts receivable, net	1,287,440	1,214,049
Inventories	341,497	495,751
Income tax receivable	23,820	-
Other	237,321	279,898

Total current assets	7,701,347	9,765,997

Property, plant, and equipment, net	1,230,771	1,401,229

Intangible assets, net	2,533,095	3,378,648

Prepaid pension asset	-	66,130

Deferred tax assets	108,530	68,793

Total assets	$11,573,743	$14,680,797

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31,

	2010	2009

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$485,594	$604,593
Current portion – deferred rent	35,000	35,000
Income tax payable	10,000	56,785
Accrued liabilities:
Compensation	903,057	983,052
Other	212,028	248,568

Total current liabilities	1,645,679	1,927,998

Deferred rent – less current portion	112,500	147,576

Accrued pension liability	601,037	296,646

Total liabilities	2,359,216	2,372,220

Commitments and contingencies	-	-

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 14,946,540 shares issued and outstanding at March 31, 2010 and 2009	149,465	149,465
Additional paid-in capital	36,178,126	35,763,619
Accumulated deficit	(26,617,161)	(23,413,350)
Accumulated other comprehensive loss	(495,903)	(191,157)

Total shareholders’ equity	9,214,527	12,308,577

Total liabilities and shareholders’ equity	$11,573,743	$14,680,797

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31,

	2010	2009

Net sales	$11,863,202	$14,742,182
Cost of goods sold	2,058,855	2,283,975

Gross profit	9,804,347	12,458,207

Operating expenses
General and administrative	2,798,900	3,428,959
Research and development	1,785,405	2,551,075
Selling and marketing	7,576,776	9,255,025
Amortization	845,553	845,524

	13,006,634	16,080,583

Operating loss	(3,202,287)	(3,622,376)

Other income (expense)
Interest income	92,736	196,714
Interest expense	(14,476)	(17,160)
Foreign currency exchange loss	(37,552)	(13,843)
Other, net	(853)	(6,747)

	39,855	158,964

Loss before income taxes	(3,162,432)	(3,463,412)

Income tax expense	41,379	114,708

Net loss	$(3,203,811)	$(3,578,120)

Basic and diluted loss per common share	$(0.21)	$(0.24)

Weighted average common shares outstanding:
Basic and diluted	14,944,354	14,922,502

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2010 and 2009

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balance at March 31, 2008	14,916,540	$149,165	$35,014,313	$(19,835,230)	$274,473	$15,602,721

Share-based consulting and compensation expense	30,000	300	749,306	-	-	749,606

Comprehensive loss	-	-	-	(3,578,120)	(465,630)	(4,043,750)

Balance at March 31, 2009	14,946,540	149,465	35,763,619	(23,413,350)	(191,157)	12,308,577

Share-based compensation expense	-	-	414,507	-	-	414,507

Comprehensive loss	-	-	-	(3,203,811)	(304,746)	(3,508,557)

Balance at March 31, 2010	14,946,540	$149,465	$36,178,126	$(26,617,161)	$(495,903)	$9,214,527

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31,

	2010	2009

Cash flows from operating activities:
Net loss	$(3,203,811)	$(3,578,120)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,138,077	1,135,800
Loss on disposal of equipment	853	6,757
Share-based consulting expense	-	60,093
Share-based compensation expense	414,507	689,513
Deferred income taxes	(39,741)	17,594
Deferred rent	(35,000)	(35,000)
Changes in operating assets and liabilities:
Accounts receivable	(56,052)	918,959
Inventories	172,723	(19,512)
Other current assets and income tax receivable	(42,827)	50,086
Accounts payable	(127,355)	(25,781)
Accrued liabilities	(152,776)	(655,186)
Accrued pension liability, net	39,159	13,111

Net cash used in operating activities	(1,892,243)	(1,421,686)

Cash flows from investing activities:
Proceeds from sale of short-term investments	5,500,000	14,157,410
Purchase of short-term investments	(4,500,000)	(12,391,373)
Purchases of property, plant and equipment	(111,154)	(199,704)
Proceeds from sales of equipment	2,800	-
Payments for intangible assets	-	(23,282)

Net cash provided by investing activities	891,646	1,543,051

Cash flows from financing activities:
Repayment of debt obligations	-	(455,913)

Net cash used in financing activities	-	(455,913)

Effect of exchange rates on cash and cash equivalents	35,567	(269,197)

Net decrease in cash and cash equivalents	(965,030)	(603,745)

Cash and cash equivalents at beginning of year	3,276,299	3,880,044

Cash and cash equivalents at end of year	$2,311,269	$3,276,299

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$7,697	$13,612
Cash paid during the year for income tax	135,032	18,335

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010 and 2009

1.	Summary of Significant Accounting Policies

Nature of Business. We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our primary focus is on two products: our Urgent PC® system, which we believe is the only FDA-approved minimally invasive, office-based neuromodulation therapy for the treatment of urinary urgency, urinary frequency, and urge incontinence — symptoms often associated with overactive bladder (OAB); and Macroplastique®, a urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency (ISD). Outside of the U.S., our Urgent PC is also approved for treatment of fecal incontinence, and Macroplastique is also approved for treatment of male stress incontinence and vesicoureteral reflux.

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

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectability is reasonably assured. Generally, these criteria are met at the time the product is shipped to the customer. We include shipping and handling charges billed to customers in net sales, and include such costs incurred by us in cost of sales. Typically our agreements contain no customer acceptance provisions or clauses. We sell our products to end users and to distributors. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to end users. Customers do not have the right to return unsold products except for warranty claims. We offer customary product warranties. The allowance for sales returns was $67,000 and $63,000 at March 31, 2010 and 2009, respectively. During fiscal 2010 and 2009, no customers accounted for 10% or more of our net sales. We present our sales in our income statement net of taxes, such as sales, use, value-added and certain excise taxes, collected from the customers and remitted to governmental authorities.

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

Disclosures About Fair Value of Financial Instruments. Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

We used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:

•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Pension assets: We have level 2 and level 3 pension assets. See Note 5 to our consolidated financial statements.

•	Notes payable: We estimated the fair value of notes payable based on the current rates offered to us for similar instruments with the same remaining maturities and similar collateral requirements. There was no balance outstanding on notes payable at March 31, 2010 and March 31, 2009.

Cash and Cash Equivalents. We consider all cash on-hand and highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We maintain cash in bank accounts, which, at times, exceed federally insured limits. We have not experienced any losses in such accounts. Cash and cash equivalents held in foreign bank accounts totaled $792,000 and $570,000 at March 31, 2010 and 2009, respectively.

Short-term Investments. Short-term investments consist of certificates of deposit held-to-maturity that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value. We have determined that short-term investments and cash and cash equivalents are Level 1 inputs within the fair value hierarchy of Accounting Standards Codification (ASC 820), “Fair Value Measurements and Disclosures.”

Accounts Receivable. We grant credit to our customers in the normal course of business and, generally, do not require collateral or any other security to support amounts due. If necessary, we have an outside party assist us with performing credit and reference checks and establishing credit limits for the customer. Accounts outstanding longer than the contractual payment terms, are considered past due. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivables are past due, customer financial condition and ability to pay the obligation, historical and expected credit loss experience, and the condition of the general economy and the industry as a whole. We write off accounts receivable when deemed uncollectible. We record recoveries of accounts receivable previously written off when received. We are not always able to timely anticipate changes in the financial condition of our customers and if circumstances related to these customers deteriorate, our estimates of the recoverability of accounts receivable could be materially affected and we may be required to record additional allowances. Alternatively, if more allowances are provided than are ultimately required, we may reverse a portion of such provisions in future periods based on the actual collection experience. Historically, the accounts receivable balances we have written off have generally been within our expectations. The allowance for doubtful accounts was $11,000 and $114,000 at March 31, 2010 and March 31, 2009, respectively.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). Inventories consist of the following at March 31, 2010 and 2009:

	2010	2009

Raw materials	$158,942	$227,054
Work-in-process	28,935	23,326
Finished goods	153,620	245,371

	$341,497	$495,751

Property, Plant, and Equipment. We carry property, plant, and equipment at cost, less accumulated depreciation, which consist of the following at March 31, 2010 and 2009:

	2010	2009

Land	$164,856	$161,829
Building	751,802	737,999
Leasehold improvements	345,495	324,555
Internal use software	307,637	287,960
Equipment	1,198,528	1,206,371

	2,768,318	2,718,714
Less accumulated depreciation	(1,537,547)	(1,317,485)

	$1,230,771	$1,401,229

We provide for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. We charge maintenance and repairs to expense as incurred. We capitalize renewals and improvements and depreciate them over the shorter of their estimated useful service lives or the remaining lease term.

We recognized depreciation expense of approximately $293,000 and $290,000 in fiscal years 2010 and 2009, respectively.

Internal Use Software. We expense or capitalize internal use software and web site development costs in accordance with ASC 350-40, “Intangibles — Goodwill and Other, Internal-Use Software,” and ASC 350-50, “Intangibles — Goodwill and Other, Web Site Development Costs.” We capitalized $17,000 and $77,000 in fiscal 2010 and 2009, respectively. The net book value of our capitalized software for internal use was $78,000 and $136,000 on March 31, 2010 and 2009, respectively.

Intangible Assets. Our intangible assets are comprised of patents which we amortize on a straight-line basis over their estimated useful lives of six years.

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net value

March 31, 2010	$5,472,512	$2,939,417	$2,533,095
March 31, 2009	5,472,512	2,093,864	3,378,648

Estimated annual amortization for these assets for the years ending March 31 is as follows:

2011	$843,000
2012	842,000
2013	842,000
2014	4,000
2015 and beyond	2,000

$2,533,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2010 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that we may not recover the carrying amount of an asset. We measure recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows we expect to generate by the asset. If we consider such assets impaired, we measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed at the lower of the carrying amount or fair value less costs to sell. We completed our impairment analysis and concluded there was no impairment in fiscal years 2010 or 2009.

Product Warranty. We warrant our products to be free from defects in material and workmanship under normal use and service for a period of twelve months after the date of sale. Under the terms of these warranties, we repair or replace products we deem defective due to material or workmanship. We recognized warranty expense of $6,000 and $8,000 for the years ended March 31, 2010 and 2009, respectively.

Deferred Rent. We entered into an 8-year operating lease agreement, effective May 2006, for our corporate facility in Minnesota. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. We recorded this incentive as deferred rent and are amortizing it as a reduction in lease expense over the lease term in accordance with ASC 840, “Leases.”

Foreign Currency Translation. We translate all assets and liabilities using period-end exchange rates. We translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in our consolidated statements of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. All intercompany balances are revolving in nature and we do not deem any portion of them to be long-term. We recognized foreign currency exchange loss of approximately $38,000 and $14,000 for the years ended March 31, 2010 and 2009, respectively.

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

Effective April 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109,” which prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions we take or expect to take in a tax return. It is management’s responsibility to determine whether it is “more-likely-than-not” that a taxing authority will sustain a tax position upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. At adoption on April 1, 2007, we had no unrecognized tax benefits which needed adjustment. We reviewed all income tax positions taken or that we expect to take for all open tax years and determined that our income tax positions are appropriately stated and supported for all open years. Accordingly, adoption of FIN 48 did not have a material effect on our consolidated financial statements.

Under our accounting policies we recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date of April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of March 31, 2010, we recorded no accrued interest or penalties related to uncertain tax positions.

We recorded income tax expense of $41,000 and $115,000 for the years ended March 31, 2010 and 2009, respectively. In fiscal 2009 we recorded an income tax charge of $67,000 for a settlement we reached with The Netherlands tax authorities for income tax liability for fiscal years 2004 to 2007. We cannot use our U.S. net operating loss carryforwards to offset taxable income in foreign jurisdictions.

The fiscal tax years 2006 through 2009 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject. In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2008 through 2009 remain open for examination.

As of March 31, 2010, we have generated approximately $25 million in U.S. net operating loss carryforwards that we cannot use to offset taxable income in foreign jurisdictions. We recognize a valuation allowance when we determine it is more likely than not that we will not realize a portion of the deferred tax asset. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that we will generate enough income in those taxing jurisdictions to utilize the assets.

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

Basic and Diluted Net Loss per Common Share. We calculate basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. We compute diluted per common share amounts similar to basic per common share amounts except that we increase weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because we had a loss in fiscal 2010 and 2009, diluted shares were the same as basic shares, since inclusion of the options and warrants in the weighted-average outstanding shares would be anti-dilutive. We excluded the following options and warrants outstanding at March 31, 2010 and 2009 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices

Years ended:
March 31, 2010	4,104,428	$0.71 – 5.19
March 31, 2009	4,215,428	$1.82 – 5.30

Advertising Expenses. Advertising costs are expensed as incurred. We expensed $189,000 and $382,000 in fiscal years 2010 and 2009, respectively.

New Accounting Pronouncements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06). This update provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures. Part of the ASU was effective for our fourth quarter of our fiscal 2010. The adoption did not have an impact on our financial position or results of operations. The disclosures about purchase, sales, issuances, and settlements in the roll forward of activity in level 3 fair value measurements become effective starting our fourth quarter of fiscal 2011. We do not anticipate adoption to have an impact on our financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). This Standards Update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. This ASU was effective for our third quarter of our fiscal 2010 and the adoption did not have an impact on our financial position or results of operations.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles.” SFAS 168 replaced FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” and establishes the FASB Accounting Standards Codificationtm (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). SFAS 168 was effective for interim and annual periods ending after September 15, 2009. We now use the new Codification when referring to GAAP in our interim financial statements. The adoption of the SFAS 168 changes our references to U.S. GAAP, but does not have an impact on our financial position or results of operations.

In May 2009, the FASB issued ASC 855, “Subsequent Events.” This Statement incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” We adopted this standard effective April 1, 2009. See Note 8 to our consolidated financial statements.

2.	Notes Payable

There were no notes payable outstanding at March 31, 2010 and at March 31, 2009.

On October 30, 2009 we renewed our credit line with Venture Bank. The agreement provides for a credit line of up to $2 million secured by the assets of our company. We may borrow up to 50% (to a maximum of $500,000) of the value of our eligible inventory on hand and 80% of the value of our eligible U.S. accounts receivable; provided, however, our total liabilities, inclusive of the amount borrowed, may not exceed our tangible net worth. To be eligible to borrow any amount, we must maintain a minimum tangible net worth of $5 million. At March 31, 2010 we had no borrowings outstanding under this agreement, but we estimate we had a borrowing capacity of approximately $0.6 million. Interest on the loan is charged at a per annum rate of the greater of 7.5% or one percentage point over the prime rate (3.25% prime rate on March 31, 2010).

Uroplasty BV, our subsidiary, has an agreement with Rabobank of The Netherlands for a €500,000 (approximately $673,000) credit line secured by our facility in Geleen, The Netherlands. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (4.85% base rate on March 31, 2010), subject to a minimum interest rate of 3.5% per annum. At March 31, 2010, we had no borrowings outstanding on this credit line.

3.	Shareholders’ Equity

Stock Options. As of March 31, 2010, we had one active plan (2006 Amended Stock and Incentive Plan) for share-based compensation grants. Under the plan, if we have a change in control, all outstanding grants, including those subject to vesting or other performance targets, fully vest immediately. On September 18, 2008 our shareholders amended this plan to increase the number of reserved shares of our common stock for share-based grants to 2,700,000, and as of March 31, 2010, we had remaining 1,497,500 shares available for grant. We generally grant option awards with an exercise price equal to the closing market price of our stock at the date of the grant. We have options outstanding to purchase 1,097,500 shares of common stock granted under this plan. Options granted under this plan generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to three years.

We have options outstanding to purchase 940,000 shares of common stock, not granted under the 2006 plan, which expire up to ten years from date of grant and vest at varying rates ranging up to five years.

We grant options at the discretion of our directors. Holders may exercise options at a price equal to or greater than the fair market value of our common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

There were no proceeds from the exercise of stock options in fiscal years 2010 and 2009.

We recognize share-based compensation expense in the statement of operations based on the fair value of the share-based payment over the requisite service period. We incurred a total of approximately $415,000 and $750,000 in share-based compensation expense (inclusive of $0 and $60,000, respectively, for grants to consultants) in fiscal year 2010 and 2009, respectively.

We determine the fair value of the option awards using the Black-Scholes option pricing model. We used the following weighted-average assumptions to value the options granted in fiscal 2010 and 2009.

	2010	2009

Expected life, in years	4.82	4.06
Risk-free interest rate	2.74%	3.13%
Expected volatility	94.21%	82.70%
Expected dividend yield	0%	0%

The expected life selected for options granted represents the period of time we expect options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatility is based upon historical volatility of our stock. We estimate the forfeiture rate for stock awards to range from 0% to 14.5% in fiscal 2010 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.

The following table summarizes the activity related to our stock options in fiscal 2009 and 2010:

					Weighted Average
		Weighted Average	Weighted Average	Aggregate Intrinsic	Remaining
	Number of Shares	Exercise Price	Fair Value	Value	Life in Years

Balance at March 31, 2008	2,038,100			$1,006,000
Options granted	237,000		$1.88
Options surrendered	(140,600)

Balance at March 31, 2009	2,134,500	$3.93		-
Options granted	382,500	0.84	0.60
Options surrendered	(479,500)	4.84

Balance at March 31, 2010	2,037,500	$3.14		$506,000	4.00

Options exercisable at March 31, 2010	1,764,331	$3.40		$258,000	4.01

As of March 31, 2010 we had approximately $103,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average requisite service period of approximately one year. The total fair value of stock options vested during fiscal 2010 and 2009 was $567,000 and $811,000 respectively. No options were exercised during fiscal 2010 and 2009.

In fiscal year 2009, we granted a total of 30,000 restricted shares to certain of our employees. The vesting terms ranged from six to twelve months.

		Weighted
		average
		grant date	Aggregate
	Number of Shares	fair value	intrinsic value

Balance at March 31, 2008	-
Shares granted	30,000	$3.11
Shares vested	16,000		$49,120

Balance at March 31, 2009	14,000	$3.15
Shares granted	-	-
Shares vested	14,000	3.15	44,100

Balance at March 31, 2010	-	$-	$-

The aggregate intrinsic value represents the total pre-tax value of restricted stock that holders would have received (based on the closing price of our Company’s common stock on the grant date) had all restricted stock vested and if we had issued common stock to the holders on the grant date. As of March 31, 2010, all of the restricted shares have fully vested and we had no unrecognized compensation expense related to restricted stock.

Warrants. As of March 31, 2010, we had issued and outstanding warrants to purchase an aggregate of 2,066,928 common shares, at a weighted average exercise price of $3.78. In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, we issued five-year warrants to purchase 1,180,928, 764,500, 121,500 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively. Warrants to purchase 1,180,928 shares of our common stock, at an exercise price of $4.75 per share, expired in April 2010.

There were no warrants exercised in fiscal year 2010 or 2009.

Other Comprehensive Loss. Other comprehensive loss consists of net loss, accumulated translation adjustment, and pension related items as follows:

	Year Ended March 31,
	2010	2009

Net loss	$(3,203,811)	$(3,578,120)
Items of other comprehensive income (loss):
Translation adjustment	24,643	(554,498)
Pension related	(329,389)	88,868

Comprehensive loss	$(3,508,557)	$(4,043,750)

Other accumulated comprehensive loss at March 31, 2010 totalled $495,903 and consists of $117,745 for accumulated translation adjustment and $378,158 for accumulated additional pension liability.

4.	Commitments and Contingencies

Royalties. We received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with some former officers and directors of our company, we pay royalties equal to five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until certain patents referenced in the agreement expire in 2012 and 2013. We recognized an aggregate of $237,000 and $242,000 of royalty expense, under these agreements in fiscal 2010 and 2009, respectively.

Purchase Requirements. In our normal course of business we have commitments, generally for periods of less than one year, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.

Operating Lease Commitments. We lease office, warehouse, and production space under operating lease agreements, which include escalating lease payments, and lease various automobiles for our European employees. These leases expire at various times through April 2014. At March 31, 2010, approximate future minimum lease payments in subsequent fiscal years under noncancelable operating leases with an initial term in excess of one year are as follows:

2011	$182,000
2012	177,000
2013	160,000
2014	155,000
Thereafter	13,000

$687,000

Total operating lease expenses were $250,000 and $263,000 in fiscal 2010 and 2009, respectively.

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

Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $10 million of worldwide product liability insurance for the products we sell. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.

5.	Savings and Retirement Plans

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our U.S. retirement savings plan, to which we may make matching discretionary contributions, conforms to Section 401(k) of the Internal Revenue Code, and participation in the plan is available to substantially all U.S. employees. We may also make discretionary contributions ratably to all eligible employees.

We made matching discretionary contributions to the U.S. retirement savings plan of $105,000 and $28,000 in fiscal 2010 and 2009, respectively. We suspended further company matching contributions to this plan in January 2010.

Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We froze the U.K. subsidiary’s defined benefit plan on December 31, 2004. On March 10, 2005, we established a defined contribution plan for the U.K. subsidiary. As of April 1, 2005 we closed The Netherlands subsidiary’s defined benefit retirement plan for new employees and established for them a defined contribution plan. The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $14,000 and $37,000 for fiscal 2010 and 2009, respectively.

The Netherlands defined benefit pension plan is funded through a guaranteed insurance contract with Swiss Life, an insurance company. The market value of the pension assets is determined as the discounted stream of guaranteed benefit payments at a market rate, increased with the balance of the current account at March 31, 2010. This market rate is assumed to be equal to the discount rate. Therefore, all of the assets as of March 31, 2010 and 2009 are held in Swiss Life insured assets.

As of March 31, 2010 and 2009, we held all the assets of the U.K. defined benefit pension plan in a Deposit Administration Contract with Phoenix Life Limited.

At March 31, 2010 we project the following payments in subsequent fiscal years for the U.K., and The Netherlands defined benefit plans:

2011	$293
2012	614
2013	963
2014	1,343
2015	5,363
2016 to 2020	319,655

$328,231

We contributed $168,000 in fiscal 2010, $153,000 in fiscal 2009 and expect to contribute approximately $145,000 in fiscal 2011 to the U.K. and The Netherlands defined benefit pension plans.

The following table summarizes the change in benefit obligations and the change in plan assets for the years ended March 31, 2010 and 2009:

	2010	2009

Changes in benefit obligations:
Projected benefit obligation, beginning of year	$1,294,389	$1,660,310
Service cost	63,049	63,104
Interest cost	92,823	91,589
Other	(4,831)	(4,216)
Actuarial result	897,250	(187,810)
Foreign currency translation	(12,755)	(328,588)

Projected benefit obligation, end of year	$2,329,925	$1,294,389

Changes in plan assets:
Plan assets, beginning of year	$1,063,873	$1,333,381
Contributions to plan	168,371	153,385
Benefits paid	-	(4,216)
Management cost	(20,825)	(17,010)
Actual return on assets	512,200	(114,605)
Foreign currency translation	5,269	(287,062)

Plan assets, end of year	$1,728,888	$1,063,873

The amount recognized in other comprehensive income at March 31, consists of:

	2010	2009

Unrecognized net prior service benefit	$(423,520)	$(447,003)
Unrecognized net losses	852,160	514,384

Additional Other Comprehensive Income (gross of deferred taxes)	$428,640	$67,381

Information for our retirement plan in The Netherlands, with projected benefit obligation in excess of the fair value plan assets, at March 31, 2010 and 2009 is as follows:

	2010	2009

Projected benefit obligation	$1,752,774	$959,452
Accumulated benefit obligation	1,297,262	717,254
Fair value of plan assets	1,252,104	662,806

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2010 and 2009, of $500,670 and $296,646, respectively, as accrued pension liability.

Information for our retirement plan in the United Kingdom, with projected benefit obligation in excess of the fair value plan assets as at March 31, 2010, and with the fair value of plan assets in excess of the projected benefit obligation at March 31, 2009, is as follows:

	2010	2009

Projected benefit obligation	$577,151	$334,937
Accumulated benefit obligation	577,151	334,937
Fair value of plan assets	476,784	401,067

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2010 of $100,367 as accrued pension liability. We have recorded the excess of the fair value of the plan assets over the projected benefit obligation on March 31, 2009 of $66,130 as prepaid pension asset.

The cost of our defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2010 and 2009:

	2010	2009

Gross service cost, net of employee contribution	$48,103	$48,522
Interest cost	92,823	91,589
Management cost	15,994	17,010
Expected return on assets	5,320	16,875
Amortization	(445)	3,919

Net periodic retirement cost	$161,795	$177,915

Major assumptions used in the above calculations include:

	2010	2009

Discount rate	4.70-5.50%	6.60-6.70%
Expected return on assets	4.70-5.00%	5.00-6.60%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0-3%	0-3%

The discount rate used is based upon the yields available on high quality corporate bonds with a term that matches the liabilities. The impact of the decrease in discount rate used for March 31, 2010 over 2009 was an increase in the projected benefit obligation and actual return on assets.

Plan Assets

The primary objective of the Netherlands pension plan is to meet retirement income commitments to plan participants at a reasonable cost. In The Netherlands, consistent with typical practice, the pension plan is funded through a guaranteed insurance contract with Swiss Life, an insurance company. Swiss Life is responsible for the investment strategy of the insurance premiums we make. We have characterized the assets of the pension plan as “other contract.”

The primary objective of the U.K. pension plan is to meet retirement income commitments to plan participants at a reasonable cost. The objective is achieved through growth of capital and safety of funds invested. The pension plan assets are invested in a Deposit Administration Contract with Phoenix Life Limited, an insurance company, with underlying investments primarily in fixed interest U.K. government bonds.

The allocation of pension plan assets for the fiscal years ended March 31, 2010 and 2009 was as follows:

	2010		2009
	Target	Actual	Target	Actual
	Allocation	Allocation	Allocation	Allocation

Other Contract (Netherlands Plan)	100%	100%	100%	100%
Deposit Administration Contract (U.K. Plan)	100%	100%	100%	100%

The market value (Vested Benefit Obligation, or VBO) of our Netherlands pension plan assets is determined using the discounted stream of guaranteed benefit payments at a market rate, and other unobservable assumptions such as mortality rates. Accordingly, we have classified the VBO as a Level 3 asset. The market value of the U.K. plan reflects the value of our contributions to the plan and accrued interest credited to the plan assets at the rate specified in the Deposit Administration Contract.

The fair value of the pension plan assets at March 31, 2010, by asset class is as follows:

		Quoted
		Prices in
		Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Asset Class	Total	(Level 1)	(Level 2)	(Level 3)

Vested Benefit Obligation (Netherlands Plan)	$1,252,104	$-	$-	$1,252,104
Deposit Administration Contract (U.K. Plan)	476,784	-	476,784	-

6.	Income Taxes

The components of income tax expense for the years ended March 31, 2010 and 2009, consist of the following:

	2010	2009

Income tax provision:
Current:
U.S. and State	$24,229	$4,795
Foreign	24,470	73,408
Deferred:
U.S. and State	-	-
Foreign	(7,320)	36,505

Total income tax expense	$41,379	$114,708

Actual income tax expense differs from statutory federal income tax benefit for the years ended March 31, 2010 and 2009 as follows:

	2010	2009

Statutory federal income tax benefit	$(1,139,685)	$(1,177,567)
State tax benefit	(87,661)	(81,243)
Foreign tax	(23,058)	(55,997)
Valuation allowance increase	1,208,895	1,252,824
Netherlands tax settlement	-	67,100
Other	82,888	109,591

Total income tax expense	$41,379	$114,708

Deferred taxes as of March 31, 2010 and 2009 consist of the following:

	2010	2009

Deferred tax assets (liabilities):
Depreciation	$(210,748)	$(88,405)
Amortization	(923,313)	(1,151,081)
Pension liability	94,425	42,622
Stock based compensation	965,980	825,575
Other reserves and accruals	113,857	86,755
Deferred profit on intercompany sales	154,926	154,926
Deferred rent	41,006	-
Net operating loss carryforwards	9,227,408	8,404,247

	9,463,541	8,274,639
Less valuation allowance	(9,355,011)	(8,205,846)

	$108,530	$68,793

At March 31, 2010, we had U.S. net operating loss (NOL) carryforwards of approximately $25 million for U.S. income tax purposes, which expire in 2015 through 2028, and NOLs in the U.K. of $209,000, which we can carry forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards is subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. We believe that the issuance of our common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, our ability to use NOL tax attributes generated prior to December 2006 is limited to approximately $750,000 per year.

Approximately $1.0 million of our NOL carryforwards resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,189,000 and $1,216,000, respectively, in fiscal 2010 and 2009. The related valuation allowance increased by $1,149,000 and $1,253,000, respectively, in fiscal 2010 and 2009.

We have provided for U.S. deferred income taxes at March 31, 2010 for the undistributed earnings from our non-U.S. subsidiaries.

Effective April 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109,” which prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions taken or expected to be taken in a tax return. It is management’s responsibility to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination including resolution of any related appeals or litigation processes, based on the technical merits of the position. At adoption on April 1, 2007, we had no unrecognized tax benefits which needed adjustment. We reviewed all income tax positions taken or that we expect to be taken for all open years and determined that our income tax positions are appropriately stated and supported for all open years and that the adoption of FIN 48 did not have significant effect on our consolidated financial statements.

Under our accounting policies we recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date on April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of March 31, 2010, we recorded no accrued interest or penalties related to uncertain tax positions.

The fiscal tax years 2006 through 2009 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject. In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2008 through 2009 remain open for examination.

7.	Business Segment Information

ASC 280, “Segment Reporting,” establishes disclosure standards for segments of a company based on management’s approach to defining operating segments. In accordance with the objective and basic principles of the standard we aggregate our operating segments into one reportable segment.

Information regarding geographic area sales to customers for the fiscal years 2010 and 2009 is as follows:

			All Other
	United	United	Foreign
	States	Kingdom	Countries	Consolidated

Fiscal 2010	$6,055,978	$1,577,882	$4,229,342	$11,863,202
Fiscal 2009	7,980,140	1,906,185	4,855,857	14,742,182

Information regarding geographic area long-lived assets at fiscal years ended 2010 and 2009 is as follows:

	United	United	The
	States	Kingdom	Netherlands	Consolidated

March 31, 2010	$541,005	$3,133	$686,633	$1,230,771
March 31, 2009	704,998	71,110	691,251	1,467,359

Accounting policies of the operations in the various geographic areas are the same as those described in Note 1. Sales attributed to each geographic area are net of intercompany sales and are attributed to countries based on location of customers. No single customer represents 10% or more of our consolidated net sales. Long-lived assets consist of property and equipment and certain other assets.

8.	Subsequent Events

We evaluated all subsequent events to ensure that we have included in this Form 10-K appropriate disclosure of events both recognized in the financial statements as of March 31, 2010, and events which occurred subsequent to March 31, 2010 but were not recognized in the financial statements. Subsequent to March 31, 2010 warrants to purchase 528,500 of our common shares were exercised for proceeds to the Company of $1,309,100. In addition, on May 26, 2010 we exercised the early call provision on the remaining warrants to purchase 375,500 shares of our common stock at an exercise price of $2.50 per share. Accordingly, any warrants that remain outstanding will expire unless exercised before 6:30 p.m., eastern time, on June 4, 2010.