Form 10-K, Exhibit 13
period 2011-03-31
UROPLASTY INC
filed 2011-05-25
CIK 890846

Exhibit 13

UROPLASTY, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements
March 31, 2011 and 2010

TABLE OF CONTENTS

Page(s)

Reports of Independent Registered Public Accounting Firm	F-1 - F-2
Consolidated Financial Statements:
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Uroplasty, Inc.

We have audited the accompanying consolidated balance sheets of Uroplasty, Inc. (a Minnesota corporation) and subsidiaries (together “the Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the two years in the period ended March 31, 2011.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15.  These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Uroplasty, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 25, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
May 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Uroplasty, Inc.

We have audited Uroplasty, Inc. (a Minnesota corporation) and subsidiaries’ (together “the Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Uroplasty, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the Internal Control—Integrated Framework  issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2011 and 2010, and related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the two years in the period ended March 31, 2011, and our report dated May 25, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
May 25, 2011

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31,

	2011	2010
Assets

Current assets:
Cash and cash equivalents	$6,063,573	$2,311,269
Short-term investments	8,020,577	3,500,000
Accounts receivable, net	2,085,262	1,287,440
Inventories	677,960	341,497
Income tax receivable	-	23,820
Other	348,100	237,321
Total current assets	17,195,472	7,701,347

Property, plant, and equipment, net	1,210,542	1,230,771

Intangible assets, net	1,725,136	2,533,095

Long-term investments	5,508,701	-

Deferred tax assets	87,031	108,530

Total assets	$25,726,882	$11,573,743

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31,

	2011	2010
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$658,107	$485,594
Current portion - deferred rent	35,000	35,000
Income tax payable	6,901	10,000
Accrued liabilities:
Compensation	1,597,657	903,057
Other	247,451	212,028

Total current liabilities	2,545,116	1,645,679

Deferred rent – less current portion	77,272	112,500
Accrued pension liability	475,845	601,037

Total liabilities	3,098,233	2,359,216

Commitments and contingencies	-	-

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 20,664,332 and 14,946,540 shares issued and outstanding at March 31, 2011 and 2010 respectively.	206,643	149,465
Additional paid-in capital	54,014,368	36,178,126
Accumulated deficit	(31,265,464)	(26,617,161)
Accumulated other comprehensive loss	(326,898)	(495,903)

Total shareholders’ equity	22,628,649	9,214,527

Total liabilities and shareholders’ equity	$25,726,882	$11,573,743

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31,

	2011	2010

Net sales	$13,787,032	$11,863,202
Cost of goods sold	2,386,431	2,058,855

Gross profit	11,400,601	9,804,347

Operating expenses
General and administrative	3,442,179	2,798,900
Research and development	1,719,532	1,785,405
Selling and marketing	10,092,062	7,576,776
Amortization	843,602	845,553
	16,097,375	13,006,634

Operating loss	(4,696,774)	(3,202,287)

Other income (expense)
Interest income	72,426	92,736
Interest expense	(5,067)	(14,476)
Foreign currency exchange loss	10,722	(37,552)
Other, net	(773)	(853)
	77,308	39,855

Loss before income taxes	(4,619,466)	(3,162,432)

Income tax expense	28,837	41,379

Net loss	$(4,648,303)	$(3,203,811)

Basic and diluted loss per common share	$(0.25)	$(0.21)

Weighted average common shares outstanding:
Basic and diluted	18,874,009	14,944,354

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2010 and 2009

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Deficit	Income (loss)	Equity
Balance at March 31, 2009	14,946,540	$149,465	$35,763,619	$(23,413,350)	$(191,157)	$12,308,577

Share-based compensation expense	-	-	414,507	-	-	414,507

Comprehensive loss	-	-	-	(3,203,811)	(304,746)	(3,508,557)

Balance at March 31, 2010	14,946,540	149,465	36,178,126	(26,617,161)	(495,903)	9,214,527

Proceeds from public offering, net of costs of $1,182,941	4,600,000	46,000	14,871,059	-	-	14,917,059

Share-based consulting and compensation expense	72,900	729	433,425	-	-	434,154

Proceeds from exercise of warrants, net of costs of $3,668	886,000	8,860	2,190,322	-	-	2,199,182

Proceeds from exercise of stock options, net of 1,608 shares returned for payment of related income taxes	158,892	1,589	341,436	-	-	343,025

Comprehensive loss	-	-	-	(4,648,303)	169,005	(4,479,298)

Balance at March 31, 2011	20,664,332	$206,643	$54,014,368	$(31,265,464)	$(326,898)	$22,628,649

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31,

	2011	2010
Cash flows from operating activities:
Net loss	$(4,648,303)	$(3,203,811)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,119,227	1,138,077
Loss on disposal of equipment	5,358	853
Amortization of premium on marketable securities	18,910	-
Share-based consulting expense	11,261	-
Share-based compensation expense	422,893	414,507
Deferred income taxes	26,192	(39,741)
Deferred rent	(35,228)	(35,076)
Changes in operating assets and liabilities:
Accounts receivable	(752,970)	(56,052)
Inventories	(328,754)	172,723
Other current assets and income tax receivable	(85,529)	(42,827)
Accounts payable	170,326	(127,355)
Accrued liabilities	705,474	(152,700)
Accrued pension liability, net	(5,322)	39,159
Net cash used in operating activities	(3,376,465)	(1,892,243)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	7,261,568	5,500,000
Purchases of marketable securities	(17,318,915)	(4,500,000)
Purchases of property, plant and equipment	(229,131)	(111,154)
Proceeds from sales of equipment	-	2,800
Payments for intangible assets	(35,643)	-
Net cash (used in) provided by investing activities	(10,322,121)	891,646

Cash flows from financing activities:
Net proceeds from public offering of common stock	14,917,059	-
Net proceeds from exercise of warrants and options	2,542,207	-
Net cash provided by financing activities	17,459,266	-

Effect of exchange rates on cash and cash equivalents	(8,376)	35,567

Net increase (decrease) in cash and cash equivalents	3,752,304	(965,030)

Cash and cash equivalents at beginning of year	2,311,269	3,276,299

Cash and cash equivalents at end of year	$6,063,573	$2,311,269

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$17	$7,697
Cash paid during the year for income tax	17,549	135,032

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011 and 2010

1.	Summary of Significant Accounting Policies

Nature of Business.  We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions.  Our primary focus is on two products: our Urgent PC® Neuromodulation System, which we believe is the only FDA-cleared minimally invasive, office-based neuromodulation therapy for the treatment of overactive bladder (OAB) and associated symptoms of urinary urgency, urinary frequency, and urge incontinence; and Macroplastique®, a urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency (ISD).  Outside of the U.S., our Urgent PC Neuromodulation System is also approved for treatment of fecal incontinence, and Macroplastique is also approved for treatment of male stress incontinence and vesicoureteral reflux.

Our primary focus is on growth in the U.S. market, which we entered in 2005.  Prior to that, essentially all of our business was outside of the U.S.  We believe the U.S. market presents a significant opportunity for growth in sales of our products.

The Urgent PC Neuromodulation System uses percutaneous tibial nerve stimulation (PTNS) to deliver to the tibal nerve an electrical pulse that travels to the sacral nerve plexus, a control center for pelvic floor and bladder function.  We have received regulatory clearances for sale of the Urgent PC System in the United States, Canada and Europe.  We launched sales of our second generation Urgent PC System in late 2006.  We have intellectual property rights relating to key aspects of our neurostimulation therapy, and we believe our intellectual property portfolio provides us a competitive advantage.

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

Revenue Recognition.  We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectability is reasonably assured.  Generally, these criteria are met at the time the product is shipped to the customer.  We include shipping and handling charges billed to customers in net sales, and include such costs incurred by us in cost of sales. Typically our agreements contain no customer acceptance provisions or clauses.  We sell our products to end users and to distributors.  Payment terms range from prepayment to 60 days.  The distributor payment terms are not contingent on the distributor selling the product to end users.  Customers do not have the right to return unsold products except for warranty claims.  We offer customary product warranties.  The allowance for sales returns was $68,000 and $67,000 at March 31, 2011 and 2010, respectively.  During fiscal 2011 and 2010, no customers accounted for 10% or more of our net sales.  We present our sales in our income statement net of taxes, such as sales, use, value-added and certain excise taxes, collected from the customers and remitted to governmental authorities.

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

Disclosures About Fair Value of Financial Instruments.  Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements.  The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures.  The framework prioritizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The following three broad levels of inputs may be used to measure fair value under the fair value hierarchy:

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

•
Level 3: Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

If the inputs used to measure the financial assets and liabilities fall within more than one of the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following table provides the assets carried at fair value measured on a recurring basis at March 31:

Asset Class	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2011
Short-term investments:
U.S. Government and Agency debt securities	$4,520,000	$-	$4,520,000	$-
Long-term investments:
U.S. Government and Agency debt securities	5,509,000	-	5,509,000	-
Pension plan assets (See Note 5):
Other Contract (Netherlands Plan)	1,041,000	-	-	1,041,000
Deposit Administration Contract (U.K. Plan)	562,000	-	562,000

2010
Pension plan assets (See Note 5):
Other Contract (Netherlands Plan)	1,252,000	-	-	1,252,000
Deposit Administration Contract (U.K. Plan)	477,000	-	477,000	-

The reconciliation of beginning and ending balances for our level 3 assets is as follows:

Other Contract (Netherlands Pension Plan Assets)

Beginning balance as at April 1, 2010	$1,252,000
Unrealized gain recognized in earnings	12,000
Unrealized actuarial loss recognized in other comprehensive loss	(401,000)
Purchases	135,000
Unrealized foreign currency translation gain recognized in other comprehensive income	43,000

Ending balance as at March 31, 2011	$1,041,000

The unrealized actuarial loss of $401,000, recognized in other comprehensive loss. is equally offset by an unrealized actuarial gain, recognized in other comprehensive income, in the Vested Benefit Obligation.

U.S. Government and U.S. Government Agency debt securities.  Our debt securities consist of bonds, notes and treasury bills with risk ratings of AAA/Aaa and maturity dates within two years from date of purchase.  The estimated fair value of these securities is based on valuations provided by external investment managers.

Pension assets. We calculate the market value of the Netherlands pension plan assets, held in Swiss Life insured assets, as the stream, based on mortality (an unobservable input), of the earned guaranteed benefit payments discounted at market interest rate.  Accordingly, we have classified the Netherlands pension plan assets as Level 3 assets.  The market value of the U.K. pension plan reflects the value of our contributions to the plan and the credited accrued interest at the rate specified in the Deposit Administration Contract.  Accordingly, we have classified the U.K. plan assets as Level 2 assets.

Measurements to fair value on a nonrecurring basis relate primarily to our tangible fixed assets and other intangible assets and occur when the derived fair value is below carrying value on our condensed consolidated balance sheet.  We had no significant remeasurements of such assets or liabilities to fair value during fiscal 2011 and 2010.

Our financial instruments, other than those presented in the disclosures above, include cash, receivables, inventories, accounts payable and other payables, and their carrying values approximate their fair values based of the short-term nature of these instruments.

Cash, Cash Equivalents and Marketable Securities.  We consider all cash on-hand and highly liquid investments with original maturities of three-months or less when purchased to be cash equivalents.  We classify marketable securities having original maturities of one year or less, but more than three months, as short-term investments and marketable securities with maturities of more than one year as long-term investments.  We further classify marketable securities as either held-to-maturity or available-for-sale.  We classify marketable securities as held-to-maturity when we believe we have the ability and intent to hold such securities to their scheduled maturity dates.  All other marketable securities are classified as available-for-sale.  We have not designated any of our marketable securities as trading securities.

We carry held-to-maturity marketable securities at their amortized cost and available-for-sale marketable securities at their fair value and report any unrealized appreciation or depreciation in the fair value of available-for-sale marketable securities in accumulated other comprehensive income.  We monitor our investment portfolio for any decline in fair value that is other-than-temporary and record any such impairment as an impairment loss.  We recorded no impairment losses for other-than-temporary declines in the fair value of marketable securities in fiscal 2011 and 2010.

Cash and cash equivalents include highly liquid money market funds of $5.8 million and $1.8 million at March 31, 2011 and March 31, 2010, respectively.  Money market funds present negligible risk of changes in value due to changes in interest rates, and their cost approximates their fair market value.  We maintain cash in bank accounts, which, at times, may exceed federally insured limits.  We have not experienced any losses in such accounts.  Cash and cash equivalents held in foreign bank accounts totaled $570,000 and $792,000 at March 31, 2011 and 2010, respectively.

As of March 31, 2010, we did not have any available-for-sale marketable securities.  The amortized cost and fair value of our marketable securities classified as available-for-sale at March 31, 2011 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Short-term investments:
U.S. Government and Agency debt securities	$4,520,000	$1,000	$-	$4,521,000
Long-term investments:
U.S. Government and Agency debt securities	5,518,000	-	10,000	5,508,000

Total	$10,038,000	$1,000	$10,000	$10,029,000

Short-term investments include held-to-maturity certificates of deposit that mature within the next twelve months of $3.5 million at March 31, 2011 and March 31, 2010.  Due to the negligible risk of changes in value due to changes in interest rates and the short-term nature of these investments, their cost approximates their fair market value.

At March 31, 2011, we had investments in U.S. Government and Agency debt securities in an unrealized loss position for less than twelve months with a fair value of $7,017,000 and unrealized losses, included in accumulated other comprehensive loss, of $10,000.  We have determined it is more likely than not that we will not be required to sell these available-for-sale marketable securities for the period of time necessary to recover their cost bases.

Accounts Receivable. We grant credit to our customers in the normal course of business and, generally, do not require collateral or any other security to support amounts due.  If necessary, we have an outside party assist us with performing credit and reference checks and establishing credit limits for the customer.  Accounts outstanding longer than the contractual payment terms, are considered past due.  We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts.  We determine the allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, customer financial condition and ability to pay the obligation, historical and expected credit loss experience, and the condition of the general economy and the industry as a whole.  We write off accounts receivable when deemed uncollectible.  We record recoveries of accounts receivable previously written off when received.  We are not always able to timely anticipate changes in the financial condition of our customers and if circumstances related to these customers deteriorate, our estimates of the recoverability of accounts receivable could be materially affected and we may be required to record additional allowances.  Alternatively, if more allowances are provided than are ultimately required, we may reverse a portion of such provisions in future periods based on the actual collection experience.  Historically, the accounts receivable balances we have written off have generally been within our expectations.  The allowance for doubtful accounts was $11,000 at March 31, 2011 and March 31, 2010.

Inventories.  Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).  Inventories consist of the following at March 31:

	2011	2010

Raw materials	$233,000	$159,000
Work-in-process	9,000	29,000
Finished goods	436,000	154,000

	$678,000	$342,000

Property, Plant, and Equipment.  We carry property, plant, and equipment at cost, less accumulated depreciation, which consist of the following at March 31:

	2011	2010

Land	$173,000	$165,000
Building	788,000	752,000
Leasehold improvements	351,000	345,000
Internal use software	359,000	308,000
Equipment	1,296,000	1,198,000
	2,967,000	2,768,000

Less accumulated depreciation	(1,756,000)	(1,537,000)

	$1,211,000	$1,231,000

We provide for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building.  We charge maintenance and repairs to expense as incurred.  We capitalize renewals and improvements and depreciate them over the shorter of their estimated useful service lives or the remaining lease term. We recognized depreciation expense of approximately $276,000 and $293,000 in fiscal 2011 and 2010, respectively.

We capitalized internal use software and web site development costs of $54,000 and $17,000 in fiscal 2011 and 2010, respectively.  The net book value of our capitalized software for internal use was $68,000 and $78,000 at March 31, 2011 and 2010, respectively.

Intangible Assets. Our intangible assets are comprised of patents which we amortize on a straight-line basis over their estimated useful lives of six years.

	Gross Carrying Amount	Accumulated Amortization	Net value

March 31, 2011	$5,508,000	$3,783,000	$1,725,000
March 31, 2010	5,473,000	2,940,000	2,533,000

At March 31, 2011, we estimate the following annual amortization for these assets in subsequent fiscal years:

2012	$848,000
2013	848,000
2014	11,000
2015	8,000
2016 and beyond	10,000

$1,725,000

Impairment of Long-Lived Assets.  Long-lived assets at March 31, 2011 consisted of property, plant and equipment and intangible assets.  We review our long-lived assets for impairment whenever events or business circumstances indicate that we may not recover the carrying amount of an asset.  We measure recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows we expect to generate by the asset.  If we consider such assets impaired, we measure the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  We completed our impairment analysis and concluded there was no impairment in fiscal 2011 or 2010.

Product Warranty.  We warrant our products to be free from defects in material and workmanship under normal use and service for a period of twelve months after the date of sale.  Under the terms of these warranties, we repair or replace products we deem defective due to material or workmanship.  We recognized warranty expense of $15,000 and $6,000 for the years ended March 31, 2011 and 2010, respectively.

Deferred Rent.  We entered into an 8-year operating lease agreement, effective May 2006, for our corporate facility in Minnesota.   As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements.  We recorded this incentive as deferred rent and are amortizing it as a reduction in lease expense over the lease term.

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

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries.  All intercompany balances are revolving in nature and we do not deem any portion of them to be long-term.  We recognized foreign currency exchange gain (loss) of approximately $11,000 and $(38,000) for the years ended March 31, 2011 and 2010, respectively.

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

FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,” prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions we take or expect to take in a tax return.  It is management’s responsibility to determine whether it is “more-likely-than-not” that a taxing authority will sustain a tax position upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  We have reviewed all income tax positions taken or that we expect to take for all open tax years and have determined that our income tax positions are appropriately stated and supported for all open years.  Accordingly, we have no reserve for uncertain tax positions in our consolidated financial statements.

Under our accounting policies we recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense.  As of March 31, 2011 and 2010, we recorded no accrued interest or penalties related to uncertain tax positions.

We recorded income tax expense of $29,000 and $41,000 for the years ended March 31, 2011 and 2010, respectively.  We cannot use our U.S. net operating loss carryforwards to offset taxable income in foreign jurisdictions.

The fiscal tax years 2007 through 2011 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject.  In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2008 through 2011 remain open for examination.

As of March 31, 2011, we have generated approximately $27 million in U.S. net operating loss carryforwards that we cannot use to offset taxable income in foreign jurisdictions.  We recognize a valuation allowance when we determine it is more likely than not that we will not realize a portion of the deferred tax asset.  We have established a valuation allowance for all U.S. and certain foreign deferred tax assets due to the uncertainty that we will generate enough income in those taxing jurisdictions to utilize the assets.

In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code.  This section generally relates to a 50 percent change in ownership of a company over a three-year period.  We believe that each of the issuances of our common stock in December 2006 and July 2010 resulted in an “ownership change” under Section 382.  Accordingly, our ability to use NOL tax attributes generated prior to December 2006 and after December 2006 and prior to July 2010 is limited.

Basic and Diluted Net Loss per Common Share.  We calculate basic per common share amounts by dividing net loss by the weighted-average common shares outstanding.  We compute diluted per common share amounts similar to basic per common share amounts except that we increase weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  Because we had a loss in fiscal 2011 and 2010, diluted shares were the same as basic shares, since including the impact of options and warrants in the weighted-average outstanding shares would be anti-dilutive.  We excluded the following options and warrants outstanding to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of Options/Warrants	Range of exercise prices
Years ended:
March 31, 2011	2,121,000	$0.71 - $6.61
March 31, 2010	4,104,000	$0.71 - $5.19

Advertising Expenses.  Advertising costs are expensed as incurred.  We expensed $181,000 and $189,000 in fiscal 2011 and 2010, respectively.

New Accounting Pronouncements.

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  This update provides amendments to ASC 820-10 that require new disclosures and clarify existing disclosures.  Part of the ASU was effective for the fourth quarter of our fiscal 2010.  The adoption did not have an impact on our financial position or results of operations.  The disclosures about purchase, sales, issuances, and settlements in the roll forward of activity in level 3 fair value measurements became effective starting our fourth quarter of fiscal 2011.  The adoption did not have an impact on our financial position or results of operations.

2.	Notes Payable

We had no outstanding notes payable at March 31, 2011 or March 31, 2010.

Uroplasty BV, our subsidiary, has an agreement with Rabobank of The Netherlands for a €500,000 (approximately $705,000) credit line secured by our facility in Geleen, The Netherlands.  The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (4% base rate on March 31, 2011), subject to a minimum interest rate of 3.5% per annum.  At March 31, 2011 and 2010, we had no borrowings outstanding on this credit line.

3.	Shareholders’ Equity

Share-based Compensation. At March 31, 2011, we had one active plan (2006 Amended Stock and Incentive Plan) for share-based compensation grants. Under the plan, if we have a change in control, all outstanding grants, including those subject to vesting or other performance targets, fully vest immediately. On September 18, 2008 our shareholders amended this plan to increase the number of reserved shares of our common stock for share-based grants to 2,700,000, and 1,305,000 shares remain available for grant at March 31, 2011.  We grant option awards with an exercise price equal to the closing market price of our stock at the date of the grant.  We have options outstanding to purchase 1,166,000 shares of common stock granted under this plan. Options granted under this plan generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to three years.

We have fully vested options outstanding to purchase 900,000 shares of common stock, not granted under the 2006 plan, which expire up to ten years from date of grant.

We grant options at the discretion of our directors.  The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

We recognize share-based compensation expense in the statement of operations based on the fair value of the share-based payment over the requisite service period.  We incurred a total of approximately $434,000 and $415,000 in share-based compensation expense (inclusive of $11,000 and $0, respectively, for grants to consultants) in fiscal 2011 and 2010, respectively.

We determine the fair value of the option awards using the Black-Scholes option pricing model.  We used the following weighted-average assumptions to value the options granted during the years ended March 31:

	2011	2010
Expected life, in years	5.25	4.82
Risk-free interest rate	1.76%	2.74%
Expected volatility	91.13%	94.21%
Expected dividend yield	0%	0%

The expected life selected for options granted represents the period of time we expect options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants.  The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant.  Expected volatility is based upon historical volatility of our stock.  We estimate the forfeiture rate for stock awards to range from 0% to 13.8% in fiscal 2011 based on the historical employee turnover rates.  The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.

The following table summarizes the activity related to our stock options in fiscal 2010 and 2011:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining life in years

Balance at March 31, 2009	2,135,000
Options granted	383,000		$0.60
Options surrendered	(480,000)

Balance at March 31, 2010	2,038,000	$3.14
Options granted	229,000	4.96	3.49
Options exercised	(161,000)	2.19		$502,000
Options surrendered	(40,000)	4.02

Balance at March 31, 2011	2,066,000	$3.39		$6,643,000	3.64

Options exercisable at March 31, 2011	1,740,000	$3.34		$5,689,000	3.32

The total fair value of stock options vested during fiscal 2011 and 2010 was $221,000 and $567,000 respectively.

We received net proceeds of $343,000 from the exercise of stock options in fiscal 2011.  No options were exercised in fiscal 2010.

In fiscal 2011, we granted a total of 73,000 restricted shares to certain of our employees.  The vesting terms ranged from six months to four years.  The following table summarizes the activity related to our restricted stock in fiscal 2010 and 2011:

	Number of Shares	Weighted average grant date fair value	Aggregate intrinsic value

Balance at March 31, 2009	14,000
Shares vested	(14,000)		$44,000

Balance at March 31, 2010	-	$-
Shares granted	73,000	4.76
Shares vested	(18,000)	4.16	75,000

Balance at March 31, 2011	55,000	$4.96	$272,000

The aggregate intrinsic value represents the total pre-tax value of restricted stock that holders would have received (based on the closing price of our Company’s common stock on the grant date) had all restricted stock vested and if we had issued common stock to the holders on the grant date.

At March 31, 2011, we had approximately $761,000 of unrecognized share-based compensation cost, net of estimated forfeitures, related to stock options and restricted shares that we expect to recognize over a weighted-average requisite service period of approximately two years.

Warrants.  The following table summarizes the activity during fiscal 2011 related to warrants to purchase our common shares:

	Number of shares	Weighted average exercise price

Outstanding at March 31, 2009 and 2010	2,067,000	$3.78
Warrants expired	(1,181,000)	4.75
Warrants exercised	(886,000)	2.49

Outstanding at March 31, 2011	-

We received net proceeds of $2,199,000 from the exercise of warrants in fiscal 2011.  No warrants were exercised in fiscal 2010.

Other Comprehensive Loss.  Other comprehensive loss for the years ended March 31 consists of net loss, accumulated translation adjustment, and pension related items as follows:

	2011	2010

Net loss	$(4,648,000)	$(3,204,000)
Items of other comprehensive income (loss):
Translation adjustment	58,000	25,000
Unrealized loss on available for sale investments	(9,000)	-
Pension related	120,000	(330,000)

Comprehensive loss	$(4,479,000)	$(3,509,000)

Other accumulated comprehensive loss at March 31, 2011 totaled $327,000 and consists of $60,000 for accumulated translation adjustment, $9,000 for unrealized loss on available for sale investments and $258,000 for accumulated additional pension liability.

4.	Commitments and Contingencies

Royalties.   We received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent.  Under the terms of an agreement with some former officers and directors of our company, we pay royalties equal to five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500.  The royalties payable under this agreement will continue until certain patents referenced in the agreement expire in 2013 and 2015.  We recognized an aggregate of $266,000 and $237,000 of royalty expense, under these agreements in fiscal 2011 and 2010, respectively.

Purchase Requirements.  In our normal course of business we have commitments, generally for periods of less than one year, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.

Operating Lease Commitments.  We lease office, warehouse, and production space under operating lease agreements, which include escalating lease payments, and lease various automobiles for our European employees. These leases expire at various times through April 2014.  At March 31, 2011, the approximate future minimum lease payments in subsequent fiscal years under noncancelable operating leases with an initial term in excess of one year are as follows:

2012	$179,000
2013	160,000
2014	155,000
2015	13,000

$507,000

Total operating lease expenses were $249,000 and $250,000 in fiscal 2011 and 2010, respectively.

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

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees.  We may also make discretionary contributions ratably to all eligible employees.  We made discretionary contributions to the U.S. plan of $52,000 and $105,000 for fiscal 2011 and 2010, respectively.

Our international subsidiaries in the UK and The Netherlands have defined benefit retirement plans for eligible employees.  These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans.  We froze the UK subsidiary’s defined benefit plan on December 31, 2004.  On March 10, 2005, we established a defined contribution plan for the UK subsidiary.  As of April 1, 2005 we closed The Netherlands subsidiary’s defined benefit retirement plan for new employees and established a defined contribution plan for them.  The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $6,000 and $14,000 for fiscal 2011 and 2010, respectively.  The decrease in the expense is caused by a reduction in the rate of company contribution for new employees and by a reduction in the number of plan participants.

The Netherlands defined benefit plan

The Netherlands defined benefit pension plan is funded through a guaranteed insurance contract with Swiss Life, an insurance company.  Our contract with Swiss Life requires of us to make annual premium payments which are sufficient to satisfy the Vested Benefit Obligation (VBO).  Swiss Life does not hold separate investment assets for our contract, but rather is obligated to provide the stream of future benefits for the annual premium payments we make.  We calculate the market value of the pension plan assets, held in Swiss Life insured assets, as the stream, based on mortality, of the earned guaranteed benefit payments discounted at market interest rate.  The benefit obligation is calculated based on the same assumptions as well.  Accordingly, the impact on pension plan assets of a change in assumption for discount rate and mortality would equally offset the change in VBO.

At March 31, 2011 we project the following benefit payments in subsequent fiscal years:

2012	$-
2013	-
2014	1,000
2015	5,000
2016	24,000
2017 to 2021	143,000
$173,000

We contributed $135,000 in fiscal 2011, $129,000 in fiscal 2010 and expect to contribute approximately $133,000 in fiscal 2012.

The following table summarizes the change in benefit obligations and the change in plan assets for the years ended March 31:

	2011	2010
Changes in benefit obligations:
Projected benefit obligation, beginning of year	$1,753,000	$959,000
Service cost	95,000	60,000
Interest cost	81,000	68,000
Actuarial result	(560,000)	686,000
Foreign currency translation	58,000	(20,000)

Projected benefit obligation, end of year	$1,427,000	$1,753,000
Changes in plan assets:
Plan assets, beginning of year	$1,252,000	$663,000
Contributions to plan	135,000	129,000
Management cost	(12,000)	(16,000)
Actual return on assets	(377,000)	492,000
Foreign currency translation	43,000	(16,000)

Plan assets, end of year	$1,041,000	$1,252,000

The amount recognized in other comprehensive income at March 31 consists of:

	2011	2010

Unrecognized net prior service benefit	$(410,000)	$(424,000)
Unrecognized net losses	501,000	676,000

Additional Other Comprehensive Income (gross of deferred taxes)	$91,000	$252,000

The projected benefit obligation, accumulated benefit obligations and the fair value plan assets at March 31 were as follows:

	2011	2010

Projected benefit obligation	$1,427,000	$1,753,000
Accumulated benefit obligation	1,075,000	1,297,000
Fair value of plan assets	1,041,000	1,252,000

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets on March 31, 2011 and 2010, of $386,000 and $501,000, respectively, as accrued pension liability.

The cost of our defined benefit retirement plan includes the following components for the years ended March 31:

	2011	2010

Gross service cost, net of employee contribution	$80,000	$45,000
Interest cost	81,000	67,000
Management cost	12,000	16,000
Expected return on assets	(24,000)	29,000
Amortization	5,000	-

Net periodic retirement cost	$154,000	$157,000

Major assumptions used in the above calculations include:

	2011	2010

Discount rate	6.20%	4.70%
Expected return on assets	6.20%	4.70%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0-3%	0-3%

The discount rate used is based upon the yields available on high quality corporate bonds with a term that matches the liabilities.  The impact of the increase in discount rate used for March 31, 2011 over 2010 was a decrease in the projected benefit obligation and actual return on assets.

The UK defined benefit plan

As of March 31, 2011 and 2010, we held all the assets of the U.K. defined benefit pension plan in a Deposit Administration Contract with Phoenix Life Limited.

At March 31, 2011 we project the following benefit payments in subsequent fiscal years:

2012	$-
2013	-
2014	-
2015	-
2016	-
2017 to 2021	191,000
$191,000

We contributed $36,000 in fiscal 2011, $39,000 in fiscal 2010 and expect to contribute approximately $35,000 in fiscal 2012.

The following table summarizes the change in benefit obligations and the change in plan assets for the years ended March 31:

	2011	2010
Changes in benefit obligations:
Projected benefit obligation, beginning of year	$577,000	$335,000
Service cost	3,000	3,000
Interest cost	33,000	25,000
Other	(5,000)	(5,000)
Actuarial result	6,000	212,000
Foreign currency translation	38,000	7,000

Projected benefit obligation, end of year	$652,000	$577,000

Changes in plan assets:
Plan assets, beginning of year	$477,000	$401,000
Contributions to plan	36,000	39,000
Management cost	(5,000)	(5,000)
Actual return on assets	22,000	20,000
Foreign currency translation	32,000	22,000

Plan assets, end of year	$562,000	$477,000

The amount recognized in other comprehensive income at March 31 consists of:

	2011	2010

Unrecognized net losses	$185,000	$176,000

The projected benefit obligation, accumulated benefit obligation and the fair value plan assets at March 31 were as follows:

	2011	2010

Projected benefit obligation	$652,000	$577,000
Accumulated benefit obligation	652,000	577,000
Fair value of plan assets	562,000	477,000

We have recorded the excess of the projected benefit obligation over the fair value of the plan assets of $90,000 and $100,000, for the years ended March 31, 2011 and March 31, 2010, respectively, as accrued pension liability.

The cost of our defined benefit retirement plans for The Netherlands and United Kingdom includes the following components for the years ended March 31:

	2011	2010

Gross service cost, net of employee contribution	$3,000	$3,000
Interest cost	33,000	25,000
Expected return on assets	(26,000)	(23,000)
Amortization	12,000	-

Net periodic retirement cost	$22,000	$5,000

Major assumptions used in the above calculations include:

	2011	2010

Discount rate	5.50%	5.50%
Expected return on assets	5.00%	5.00%

The discount rate used is based upon the yields available on high quality corporate bonds with a term that matches the liabilities.

Plan Assets

The primary objective of the Netherlands pension plan is to meet retirement income commitments to plan participants at a reasonable cost.  In The Netherlands, consistent with typical practice, the pension plan is funded through a guaranteed insurance contract with Swiss Life, an insurance company.  Swiss Life is responsible for the investment strategy of the insurance premiums we make.  We have characterized the assets of the pension plan as an “other contract.”

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

The allocation of pension plan assets for the years ended March 31 was as follows:

	2011		2010
	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation

Other Contract (Netherlands Plan)	100%	100%	100%	100%
Deposit Administration Contract (U.K. Plan)	100%	100%	100%	100%

We calculate the market value of the pension plan assets, held in Swiss Life insured assets, as the stream, based on mortality (an unobservable input), of the earned guaranteed benefit payments discounted at market interest rate.  Accordingly, we have classified the Netherlands pension plan assets as Level 3 assets.  The market value of the U.K. pension plan reflects the value of our contributions to the plan and the credited accrued interest at the rate specified in the Deposit Administration Contract.  Accordingly, we have classified the U.K. plan assets as Level 2 assets.

The fair value of the pension plan assets at March 31 by asset class is as follows:

Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2011
Other Contract (Netherlands Plan)	$1,041,000	$-	$-	$1,041,000
Deposit Administration Contract (U.K. Plan)	562,000	-	562,000	-

2010
Other Contract (Netherlands Plan)	1,252,000	-	-	1,252,000
Deposit Administration Contract (U.K. Plan)	477,000	-	477,000	-

The reconciliation of beginning and ending balances for our level 3 assets is as follows:

Other Contract (Netherlands Pension Plan Assets)

Beginning balance as at April 1, 2010	$1,252,000
Unrealized gain recognized in earnings	12,000
Unrealized actuarial loss recognized in other comprehensive loss	(401,000)
Purchases	135,000
Unrealized foreign currency translation gain recognized in other comprehensive income	43,000

Ending balance as at March 31, 2011	$1,041,000

The unrealized actuarial loss of $401,000, recognized in other comprehensive loss, is equally offset by an unrealized actuarial gain, recognized in other comprehensive income, in the Vested Benefit Obligation.

6.	Income Taxes

The components of income tax expense for the years ended March 31 consist of the following:

	2011	2010
Income tax provision:
Current:
U.S. and State	$3,000	$24,000
Foreign	33,000	24,000
Deferred:
Foreign	(7,000)	(7,000)

Total income tax expense	$29,000	$41,000

Actual income tax expense differs from statutory federal income tax benefit for the years ended March 31 as follows:

	2011	2010

Statutory federal income tax benefit	$(1,571,000)	$(1,140,000)
State tax benefit, net of federal taxes	(113,000)	(88,000)
Foreign tax	(25,000)	(23,000)
Nondeductible expenses	50,000	-
Subpart F Income	43,000	-
Undistributed foreign earnings	137,000	-
Foreign tax credits	(33,000)	-
Valuation allowance increase	985,000	1,209,000
Expiration and adjustments of NOL’s	757,000	-
Other	(201,000)	83,000

Total income tax expense	$29,000	$41,000

Deferred taxes at March 31 consist of the following:

	2011	2010
Deferred tax assets (liabilities):
Depreciation	$(70,000)	$(211,000)
Amortization	(468,000)	(923,000)
Pension liability	104,000	95,000
Stock based compensation	934,000	966,000
Other reserves and accruals	161,000	310,000
Undistributed foreign earnings	(293,000)	-
Foreign tax credits	148,000	-
Net operating losses	9,911,000	9,227,000

	10,427,000	9,464,000

Less valuation allowance	(10,340,000)	(9,355,000)

	$87,000	$109,000

At March 31, 2011, we had U.S. net operating loss (NOL) carryforwards of approximately $27 million for U.S. income tax purposes, which expire in 2012 through 2031, and NOLs in the U.K. of approximately $174,000, which we can carry forward indefinitely.  U.S. NOL carryforwards cannot be used to offset taxable income in foreign jurisdictions.  In addition, future utilization of U.S. NOL carryforwards is subject to certain limitations under Section 382 of the Internal Revenue Code.  This section generally relates to a 50 percent change in ownership of a company over a three-year period.  We believe that the issuance of our common stock in the December 2006 public offering resulted in an “ownership change” under Section 382.  Accordingly, our ability to use NOL tax attributes generated prior to December 2006 is limited to approximately $750,000 per year.  We also believe that the issuance of our common stock in the July of 2010 public offering resulted in an additional "ownership change" under Section 382.  Accordingly, our ability to use NOL tax attributes generated after December 2006 and prior to July 2010 is limited to approximately $2,350,000.

Approximately $1.5 million of our NOL carryforwards resulted from the exercise of stock options.  When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets.  We have established a valuation allowance for all U.S. and certain foreign deferred tax assets due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets.  Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements.  The deferred tax asset increased by $963,000 and $1,189,000, respectively, in fiscal 2011 and 2010.  The related valuation allowance increased by $985,000 and $1,209,000, respectively, in fiscal 2011 and 2010.

We have provided for U.S. deferred income taxes as of March 31, 2011 for the undistributed earnings from our non-U.S. subsidiaries.

7.	Business Segment Information

ASC 280, “Segment Reporting,” establishes disclosure standards for segments of a company based on management’s approach to defining operating segments.  In accordance with the objective and basic principles of the standard we aggregate our operating segments into one reportable segment.

Information regarding geographic area sales to customers for the years ended March 31 is as follows:

	United States	United Kingdom	All Other Foreign Countries (1)	Consolidated

2011	$7,908,000	$1,481,000	$4,398,000	$13,787,000

2010	6,056,000	1,578,000	4,229,000	11,863,000

(1) No country accounts for 10% or more of the consolidated sales

Information regarding geographic area long-lived assets at March 31 is as follows:

	United States	United Kingdom	The Netherlands	Consolidated

2011	$506,000	$2,000	$702,000	$1,210,000

2010	541,000	3,000	687,000	1,231,000

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